333-10988

02027839

P.E 4-25-02

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

Globe Telecom Inc.
(Exact name of Registrant as specified in its Charter)

2/F Globe Telecom Plaza
Pioneer Corner Madison Street
1552 Mandaluyong City
Philippines
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

1096692
1 of 90

This report on Form 6-K contains financial statements of Globe Telecom, Inc. for the year ended December 31, 2001 and financial statements of Isla Communications Company, Inc. for the years ended December 31, 2000 and 2001.

Globe Telecom, Inc. (formerly GMCR, Inc.)
TABLE OF CONTENTS
SEC FORM 17-A

PART I - BUSINESS AND GENERAL INFORMATION

Item 1. Business

(1) Business Development

(a) Form and year of organization

In 1928, Congress passed Act No. 3495 granting the Robert Dollar Company, a corporation organized and existing under the laws of the State of California, a franchise to operate wireless long distance message services in the Philippines.

The Robert Dollar Company subsequently incorporated in the Philippines as Globe Wireless Limited and in 1934, Congress passed Act No. 4150 transferring the franchise and privileges of the Robert Dollar Company to Globe Wireless Limited.

Globe Wireless Limited was subsequently renamed Globe Mackay Cable and Radio Corporation. Congress, through Republic Act 4630 enacted in 1965, further expanded its franchise to allow it to operate international communication systems.

Shortly before the expiration of this franchise, the Batasan Pambansa in 1980 enacted Batas Pambansa 95 granting Globe Mackay Cable and Radio Corporation a new franchise.

In 1991, Globe Mackay was subsequently merged with the Clavecilla Radio Corporation. Globe Mackay as the surviving company was renamed GMCR, Inc. and on March 19, 1992, Congress passed Republic Act 7229 approving the merger and the transfer of the franchise of Clavecilla Radio Corporation to the surviving company to be renamed GMCR, Inc.

On 20 August 1998, the Philippine Securities and Exchange Commission (SEC) approved the change of name to Globe Telecom, Inc.

Globe has a 32.67% investment in Globe Telecom Holdings, Inc. (GTHI), a special purpose vehicle formed to hold and issue Philippine Depository Receipts (PDRs) of the Company.

(b) Any bankruptcy, receivership or similar proceeding.

None.

(c) Any material reclassification, merger, consolidation, or purchase or sale of a significant amount of assets not in the ordinary course of business.

Combination with Islacom

Globe Telecom and its principal shareholders Ayala Corporation (AC) and Singapore Telecom International Pte. Ltd. (STI), a wholly owned subsidiary of Singapore Telecom, and Islacom and its principal shareholders Asiacom Philippines, Inc. (Asiacom) and DeTeAsia Holding GmbH (DeTeAsia), a wholly owned subsidiary of Deutsche Telekom AG (DT), entered into a General Agreement on February 22, 2000, for a combination of the business and operations of Globe Telecom and Islacom. The General Agreement contemplated the issuance of new Globe Telecom common and preferred shares to Islacom's shareholders in exchange for 100% of the issued and outstanding stock of Islacom. The following were undertaken and completed pursuant to the General Agreement and the share swap transaction:

- Globe Telecom restructured its existing capital structure through the execution of a 1 for 50 reverse stock split and a declassification of Globe Telecom's Common A and B shares into a single class of shares in August 2000.

- In the last quarter of 2000, Islacom aligned certain operating and financial policies with Globe Telecom which resulted in significant one-time adjustments amounting to about ₱1.02 billion included in the related accounts in Islacom's statements of income. These one-time adjustments include the effects of change in estimated useful lives of outside plant and others and the effects of the elimination of salvage values in computing for depreciation and amortization expenses which resulted in an increase in Islacom's loss from operations of about ₱847 million in 2000.

- NTC issued its approval on the share swap transaction on February 2, 2001.

- On June 27, 2001, the PSE approved the listing of Globe Telecom's 28,830,860 new common shares and 158,515,021 preferred series "A" shares issued to Islacom's principal shareholders DeTeAsia and Asiacom, respectively, in exchange for 100% of the issued and outstanding stock of Islacom. On the same day, the parties completed the share swap transactions and the new shares were listed on the Philippine Stock Exchange (PSE) on June 29, 2001.

- As part of the commitments, representations and warranties made by the shareholders of Globe Telecom and Islacom under the General Agreement: (a) Islacom Board of Directors (BOD) approved on January 19, 2001 the conversion of the $240 million loan from DeTeAsia into additional paid-in capital. On February 28, 2001, the $240 million loan from DeTeAsia was converted into DeTeAsia's equity in Islacom following the approval of the NTC of the share swap transaction; and (b) DeTeAsia reimbursed Islacom for all expenses relating to the dispute with Liberty Broadcasting Network Inc. (LBNI) over a microwave backbone transmission facility. These expenses aggregated to about ₱641 million and were also converted to additional paid-in capital (see Note 7). Further, the parties also agreed that Islacom's liability to LBNI in the amount of $14.4 million, which was paid by DeTeAsia, be converted to additional paid-in capital.

- On February 5, 2001, the shareholders of Islacom signed a Settlement Agreement by virtue of which they agreed to mutually settle, and waive and compromise any and all representations and warranty claims under the General Agreement, which was signed on February 22, 2000.

- Islacom has received $68 million (₱3.4 billion) additional paid-in capital from Asiacom as of February 6, 2001. Asiacom provided additional funding to Islacom for the enhancement of the value of the combination of Islacom and Globe Telecom.

- On March 5, 2001, AC, STI, DT and Asiacom signed an agreement under which, subject to the approval of the Philippine SEC and PSE, DT and Asiacom will subscribe to 28,830,860 new common and 158,515,021 series "A" convertible preferred shares, respectively, of Globe Telecom in exchange for 100% of the issued and outstanding capital stock of Islacom.

- On March 9, 2001, Globe Telecom filed its application with the Philippine SEC to increase its authorized capital stock from ₱5 billion to ₱11.25 billion to create additional common and preferred shares and to issue them to DeTeAsia and Asiacom as an exempt transaction under the Revised Securities Act in order to effect the share swap agreement (see Note 14). This application was approved by the Philippine SEC on June 2, 2001.

As a result of the above transactions, Islacom became a consolidated subsidiary of Globe Telecom effective June 27, 2001. The combination has been accounted for as a purchase.

(2) Business of Issuer

(i) *Principal services and their markets indicating their relative contribution to sales of revenues which contribute 10% or more to sales or revenues. If the relative contribution to net income of any product or service, or group of related products or services, is substantially different than its relative contribution to sales or revenues, appropriate information should be given;*

Our principal services are:

- Wireless Business

Globe offers wireless communications services throughout the Philippines primarily under the brand name of *Globe Handyphone*. In September 2001, Globe launched *Touch Mobile*, which offers communications services to prepaid subscribers. Services offered under the two brand names use a fully digital network based on GSM technology. Globe offers a single integrated communications system allowing subscribers to make and receive local, domestic long distance and international long distance calls from their cellular phones and to access a variety of data services and value-added services. While *Globe Handyphone* is targeted at the higher end markets segment by offering value-added services, *Touch Mobile* is targeted at value-conscious subscribers by emphasizing best value for quality basic services. Globe believes that through its dual-brand strategy, Globe is able to address the needs of specific market segments and maximize its market share.

Wireless Voice

Basic Services and International Roaming. Globe's basic wireless service includes network access throughout the Philippines. In addition to nationwide coverage, Globe's postpaid subscribers can make and receive calls while away from the Philippines using the wireless networks of foreign operators with whom Globe has roaming arrangements. Subscribers of these foreign providers are able to place and receive calls while in the Philippines using Globe's wireless network. As of December 31, 2001, Globe had entered into 200 roaming agreements in over 100 countries throughout Asia, Europe and North America. Globe believes that it has the widest coverage in terms of international roaming among Philippine communications service providers.

Domestic Long Distance and International Long Distance. Globe offers competitively priced international and domestic long distance rates and plans which provide value to its subscribers and spur increased network activity.

Wireless Data

Globe offers wireless data services on its SMS platform that consists of basic SMS messaging, premium SMS messaging and m-advertising services. Data services accounted for approximately 27% of wireless net service revenues in 2001, consisting almost entirely of revenue from SMS messaging.

Basic SMS Messaging. Globe pioneered the basic SMS messaging service in the Philippines in 1994. The usage of SMS messaging in the Philippines, which

is a convenient and cost-efficient alternative to voice and e-mail based communications, is significantly higher than in most other countries. Currently, about 40 million messages per day are processed by Globe's networks, which represents the equivalent of approximately ten SMS messages per subscriber per day. Globe also provides voice-centric value-added services under the brand name *Touch Mobile*, which allows subscribers to send sound icon or personalized voice message to another mobile subscriber.

Premium SMS Services. Globe offers premium SMS messaging, which allows subscribers to download icons and dial tones, participate in interactive TV, mobile chat and play games. Globe organize's its premium SMS service offerings through a branded portal, *myGlobe*, in which Globe classifies information and service offerings in user-friendly, easy-to-understand content categories. Globe intends to use this portal to expand content and offer the services through many different mediums, including via SMS, WAP, GPRS, Web and voice.

m-advertising. Globe has provided m-advertising for a number of well recognized consumer businesses, including McDonald's and Coca-Cola. Under Globe's m-advertising program, subscribers receive promotional messages from participating businesses, and are able to collect the promotion goods free of charge from these businesses.

- Wireline Services

Wireline Data – Globe is licensed to provide wireline data services nationwide. Globe provides international and domestic leased lines, telex, internet and other wholesale transport services. We provide basic internet access for dial-up service subscribers, broadband access and integrated business solutions for dedicated leased line subscribers such as corporate customers and internet service providers. In addition, Globe offer's its corporate customers the ability to engage in high speed and technologically demanding intra-company communication and managed network services. Globe also provides its customers with various types of internet exchange services depending on the scale or size required by the companies, their business needs and targeted market segments, including dedicated internet access and fully integrated internet service provider solution packages.

Wireline Voice - Globe provides wireline voice communications services to subscribers under the *Globelines* brand name using an advanced fully digital wireline network. The number of our voice wireline subscribers has increased from 140,130 at the end of 1999 to 227,999 at the end of 2001. At December 31, 2001, approximately 25% of Globe's wireline subscribers were business customers and 75% were residential customers.

Globe offers its wireline voice subscribers basic telephone services for local, national long distance and international long distance within our service areas. Globe also offers its subscribers a variety of value-added services and special features, including voicemail, call barring, caller ID, call forwarding, three-way calling and call waiting. In addition, Globe offers its subscribers a bundled dial-up internet access without subscribing to an internet service provider.

Business subscribers can subscribe to the telephone services that best complement their business needs. They may choose among direct lines, trunk lines, virtual PABX service, and ISDN. They may also apply for other value-added services to enhance their connectivity.

- *Globelines Prepaid.* Globe launched *Globelines Prepaid* in 2001 to serve its subscribers who require the convenience and affordability of a prepaid service. *Globelines Prepaid* allows subscribers to budget their calls and control their phone expenses.

- *Globe Payphone and Telcard.* Globe offers public telephone service in its service areas through *Globe Payphone*. The service was established to expand Globe's services to the mass market, primarily targeting people without access to personal phones. *Globe Payphone* users have the option to pay via coins or via prepaid payphone cards under the *Globe Telcard* brand name. *Globe Telcards* may be purchased from the internet, Globe's business centers, leading distributors, and retail outlets.

- *Public Calling Offices.* Globe offers communications services to the public through its nine public calling offices, or PCOs, in the provinces of Mindoro Occidental, Palawan, Lanao del Sur, North Cotabato and Maguindanao. Through these PCOs, the public may place and receive telephone calls, telegrams and fax messages, for set fees. In areas where demand is low, Globe was permitted to construct PCOs instead of installing wirelines, to satisfy its roll-out requirements under its licenses.

• Carrier Services - Globe and Islacom both offer international and national long distance and inter-exchange carrier services (IXC). International long distance (ILD) services are offered between the Philippines and over 200 countries. Globe uses its Nationwide Digital Transmission Network (NDTN), while Islacom uses its own backbone transmission network, for hauling national and international interconnection traffic among wireline and wireless operators in the Philippines. International gateway services provide access to over 200 global destinations via services such as the following:

  Globe IDD is the International Direct Dialing service of Globe. This provides *Globelines* and *Handyphone* subscribers international access for only US$0.40 per minute.

  Globe 105-Collect, also known as Globelink Home Country Direct is open to both *Globelines* and *Handyphone* subscribers calling 16 countries Collect with 24 access numbers to choose from. These can also be accessed by our non-Globe 1288/ 12800 Access subscribers by dialing 128-05 from their phones.

  128-99 USA Collect on the other hand, is the USA collect service of Globe via the access code 128-99. This service is available to both *Globe Handyphone* and *Globelines* subscribers , as well as PLDT phones .

  Globe 1-800 is a value-added feature, which enables *Globe Handyphone, Globelines* and 12800 Access subscribers to dial U.S. domestic toll-free numbers. Regular IDD rate is likewise applicable in this service.

(ii) *Percentage of sales or revenues and net income contributed by foreign sales (broken down into major markets such as Western Europe, Southeast Asia, etc.) for each of the last three years*

Globe markets its telecommunications services only in the Philippines.

(iii) *Distribution methods of the products or services*

Globe's services are available via subscription. Subscriptions may be filed with Globe's authorized dealers or Globe Business Centers located in key urban areas. Pre-paid subscriptions are made available via SIM packs, which are sold by Globe's dealers and Business Centers while value may be reloaded by availing of call cards.

Globe sells its wireless services through three primary distribution channels:

- direct sales force, comprised of sales representatives and account managers;
- business centers; and
- a network of independent dealers.

Direct Sales Force. Sales representatives in Globe's direct sales force are trained to manage either business subscribers or high-end individual subscribers. Business customer sales representatives interact with customers from the initial marketing contact and continue to address business subscribers' needs through the post-sale relationship. For high income, high usage individual subscribers, Globe use an internal sales force that specializes in addressing the sophisticated communications needs of high-end individuals.

Business Centers. Globe has established business centers where customers can subscribe for wireless service, obtain handset repairs, ask questions about Globe's services and pay bills. Globe's 50 business centers are located in major cities throughout the Philippines. In areas where Globe's subscribers are heavily concentrated, such as Cavite, Batangas, Makati and Ortigas, Globe has established multiple business centers for increased customer accessibility. Globe has opened several business centers in shopping malls in these areas for added customer convenience.

Independent Dealers. Globe utilizes a number of independent dealers who have their own networks throughout the Philippines to sell its wireless service, primarily to individuals. These dealers include major distributors of wireless phone handsets and tend to have their own retail networks, direct sales force and sub-dealers in the Philippines. Globe compensates its dealers based on the type, volume and amount of new subscriptions sold. For prepaid services, this compensation takes the form of:

(a) prepaid airtime cards which dealers can sell to the public, and

(b) tiered payments based on the volume of sales of handset kits, SIM kits and prepaid airtime cards.

For postpaid services, Globe pays flat commissions for new subscriptions based upon plan type and bonuses for dealers who reach their monthly, quarterly and annual sales targets. This network of dealers is managed by members of Globe's internal sales force who regularly communicate to the dealers its upcoming marketing strategies, promotional campaigns and product developments.

Globe also distributes prepaid products (handset kits, SIM kits and prepaid air time cards) through consumer distribution channels such as convenience stores, gas stations, drugstores, bookstores and photoshops.

(Iv) *Status of any publicly announced new product or service (e.g. whether in the planning stage, whether prototypes exist), the degree to which product design has*

progressed or whether further engineering is necessary. Indicate if completion of development of the product would require a material amount of the resources of the registrant, and the estimated amount;

Products as enumerated above are currently being offered in the market at such tariffs as are approved by the National Telecommunications Commission.

In February 2001 Globe introduced text messaging via landline. The new service, called "*Globelines 1-900-TXT*", makes possible the sending and receiving of text messages to *Globe Handyphone* using *Globelines*.

On 12 September 2001, Islacom launched *Touch Mobile*, a prepaid cellular service. *Touch Mobile* pioneers two (2) voice value-added services: Voice Messaging and Voice Info. Voice Messaging allows convenient, personal messaging by allowing a subscriber to record his voice and send it as a message. The message is rendered more enjoyable by attaching pre-recorded sound icons. Voice Info allows the accessing of information without aid of complicated codes. One simply accesses desired information through voice prompts. The information accessed is likewise rendered in voice format.

Another convenient feature of *Touch Mobile* is its unique flat rate. Unlike other brands, which charge Peak and Off Peak Rates, *Touch Mobile* has one uniform rate for each throughout the day.

For the postpaid corporate segment, Globe Telecom launched the *Business Loop*, a virtual private network technology that enables corporate clients to enroll all its *Globe Handyphone* subscriptions into a system that identifies calls of all the member lines. This is in addition to enjoying preferred rates for calls made among the members of the corporate group. Quarterly corporate regular and special packages are also released.

Globe has organized its content offerings through a branded portal called "*myGlobe*". Launched in 2001, "*myGlobe*" offers an array of information and services available through *Globe Handyphone*. Services under "*myGlobe*" are classified in user-friendly, easy-to-understand content categories so that subscribers may readily access the services like downloading ring tones, icons and games.

In April 2001, Globe formally launched its general packet radio service (GPRS) to consumers on a trial-basis. The GPRS service continues to be introduced in a series of steps as many elements of the consumer proposition such as handset choices and compelling applications are only becoming available recently.

Finally, to increase the reach and provide more customer choices of wireline services, Globe also introduced *Globelines Prepaid* in September to serve those who require its convenience and affordability. This prepaid landline service, which offers the lowest initial charges and call rates, was well received by its target market.

(v) *Competition. Describe the industry in which the registrant is selling or expects to sell its products or services, and where applicable, any recognized trends within that industry. Describe the part of the industry and the geographic area in which the business competes or will compete. Identify the principal method of competition (price, service, warranty or product performance). Name the principal competitors that the registrant has or expects to have in its area of competition. Indicate the relative size and financial and market strengths of the registrant's competitors. State why the registrant believes that it can effectively compete with other companies in its area of competition.*

As in many other countries, the telecommunications industry in the Philippines is highly competitive. There are five cellular service providers and nine major international long distance providers competing directly for customers throughout the country.

Five wireless operators including Globe have been granted provisional authorities to provide nationwide service. Wireless operators are free to choose the network technology that they wish to deploy. The table below sets forth the technology deployed, the date of commercial launch and the reported number of subscribers as of December 31, 2001 for each wireless operator:

Operator	Year of Commercial Launch	Subscribers(1)	Wireless System	Wireless Technology	GSM Operating Spectrum
Globe...........	1993/1994	4,466,476(1)	Digital	GSM	20MHz
Islacom*........	1993	121,654(1)	Digital	GSM	10MHz
Smart...........	1994	4,893,844(1)	Analog/Digital	ETACS/GSM	15MHz
Piltel.............	1991	1,475,066(1)	Analog/Digital	AMPS/CDMA	11MHz
Bayantel	-	-	Digital	GSM	10MHz
Extelcom.......	1991	141,725(2)	Analog	AMPS	10MHz
Digitel...........	-	-	Digital	GSM	10MHz

* Wholly owned by Globe
(1)Source: PLDT and Globe releases as of year ended December 31, 2001.
(2)Subscribers as of December 31, 2000; Source: 2000 annual report of [Allicom] International Cellular, S.A. (in report of Express Telecommunications).

The wireless communications industry has experienced consolidation since 2000. PLDT acquired Smart in March 2000 and Globe acquired Islacom in June 2001. Currently, Smart and Globe are the two dominant players in the market.

In May 2000, Bayantel obtained a license to offer digital wireless services using 10MHz of frequency on the 1800 MHz frequency band. Bayantel has been delayed in launching commercial operations due to litigation over the validity of its license. In August 2000, Digitel was granted a license to offer digital wireless services using 10MHz on the 1800 MHz frequency. Digitel is expected to commence commercial operation later this year.

The government has indicated that it may award licenses to new entrants and reallocate the frequency which has not been used by existing operators. We expect the industry will become increasingly competitive with the entry of new competitors and changing technology.

The NTC in 2001 renewed the Company's Provisional Authorities for all its services.

Globe operates digital GSM dual band networks operating at 900 MHz and 1800 MHz frequency bands. We have access to a total of 30 MHz of frequency for our wireless service, including 7.5 MHz on the 900 MHz frequency band and 12.5 MHz on the 1800 MHz frequency band for Globe and 10 MHz on the 900 MHz frequency band for Islacom. Globe's wireless network covers the entire country. As of December 31, 2001, we had invested approximately P59.6 billion in wireless network. In addition to extensive nationwide coverage, Globe's wireless postpaid subscribers can also roam to more than 100 destinations worldwide.

In the fixed line business, Globe competes with PLDT or both PLDT and Digitel in its service areas. With intense competition, service providers are expected to rapidly

expand coverage, introduce value-added services, and improve after-sales service to avoid market share loss and decrease in profitability.

Globe's principal strengths include: (i) a leading market position; (ii) a strong brand identity; (iii) financial strength and prudent leverage policies; (iv) a proven ability to attract and retain quality subscribers; and, (v) size and quality of its networks.

Globe's principal shareholders are AC, STI and DeTeAsia. AC is the Philippines' largest and most widely diversified conglomerate, with operations in real estate, financial services, telecommunications, manufacturing, electronics, information technology & trade and distribution businesses. STI is a wholly-owned subsidiary of Singapore Telecom, the leading full-service telecommunications provider in Singapore. DeTeAsia is a wholly-owned subsidiary of Deutsche Telekom, Europe's largest communications company and one of the largest communications carriers in the world. These principal shareholders provide Globe with significant financial support, technological advisory services, global perspective and local market expertise.

(vi) *Sources and availability of raw materials and the names of principal suppliers; If the registrant is or is expected to be dependent upon one or a limited number of suppliers for essential raw materials, energy or other items, describe. Describe any major existing supply contracts.*

Equipment and technology required to render telecom services are mainly sourced from foreign countries. Globe's principal suppliers are:

For wireless- Nokia Oy (Finland); Ericsson Radio Systems AB (Sweden), Ericsson (Sweden), Digital Microwave Corp., Microwave Networks Inc., ECI Telecoms (Israel), NERA (Norway), NEC Corp. (Japan), ASCOM, Benning (Germany), SEC Cellyte (US), Hawker Batteries, JNB Batteries, Rohas-Euco (Malaysia), Transmast, Andrews Corporation, Allgon (Sweden), Allen Telecom Group (Micom), Kathrein, Cellwave, Huber & Suhner, CMG (Netherlands), Comverse Technologies; Harris Radio Corporation (US/Canada);

SIM cards and call cards are sourced from Schlumberger Measurement & Systems Intl Ltd. (France), Gemplus Technologies Asia Pte Ltd (France), Banner Plastic Cards Phils., G&D Asia Pte Ltd (France), Orga Card Systems Pte ltd (Germany) and Banner Plasticard, Inc. (Philippines).

For wireline- Tomen (Japan), Fujitsu Ltd. (Japan), Tomen Telecom Phils., Sumitomo Corporation (Japan), Mitsubishi (Japan), Lucent Technologies (USA), NEC (Japan), NESIC (Phils.), Alcatel (Italy), Nokia Telecommunications Oy (Finland), Nokia Telecommunications (Phils.), Ericsson Telecommunications (Phils.), Mitsubishi Corp. (Japan & Phils.), Melcom Corp. (Phils.), Comsys Phils, Inc., Cisco Systems (Phils.), Datacraft Comm (Phils.), Worldlink Comm. (Phils.), IECI (Phils.), Filipinas Wincomm Corp., RAD Far East Ltd. (Hongkong), Cisco (USA), RAD (Israel), SR (Canada), DMC (USA), Motorola (US).

(vii) Disclose how dependent the business is upon a single customer or a few customers, the loss of any or more of which would have a material adverse effect on the registrant and its subsidiaries taken as a whole. Identify any customers that account

for, or based upon existing orders will account for, twenty percent (20%) or more of the registrant's sales; Describe any major existing sales contracts.

Globe has a wide subscriber base. On a Group basis, as of 31 December 2001, it had 4,588,130 wireless subscribers and 227,999 wireline subscribers.

In year 2001, Globe's total inbound revenues from carriers were as follows: PLDT- P3,023 million, Smart Communications, Inc.- P910 million and Digitel Telecommunications, Philippines, Inc.- P61 million.

(viii) *Transactions with and/or dependence on related parties*

Globe has interconnection agreements with Singapore Telecom and Deutsche Telekom AG. Interconnection toll income earned from Singapore Telecom amounted to P243 million, P140 million and P324 million for the years ended December 31, 2001, 2000 and 1999, respectively. The net receivable balance arising from these transactions as of December 31, 2001, 2000 and 1999 amounted to P214 million, P299 million and P240 million, respectively. Transactions with Deutsche Telekom AG for the year ended December 31, 2001 were not material.

Globe, in its regular course of trade or business, also enters into transactions with its principal stockholders involving mainly advances for expenses and technical assistance.

Globe also has transactions with Islacom, its wholly-owned subsidiary, as follows:

In 2001, Globe and Islacom entered into an Omnibus Intercompany Services Agreement (Agreement) that covers the significant intercompany arrangements between Globe Telecom and Islacom including the following:

(a) Facilities outsourcing services arrangement whereby both parties mutually agree to provide, install and maintain or make available necessary network resources and facilities to each other to benefit both networks' subscribers. For the facilities outsourcing services rendered by each party to the other, the parties agreed to pay each other capacity provisioning and utilization fees pursuant to the agreement. For the year ended December 31, 2001, the aggregate capacity provisioning fee incurred by Globe amounted to ₱1,004.82 million while the aggregate capacity utilization fee earned from Islacom for the year ended December 31, 2001 amounted to ₱31.71 million.

(b) Management support services agreement under which Globe renders general management and support services to Islacom for a fee. Globe's management fee income for the year ended December 31, 2001 amounted to ₱134.61 million.

The Agreement also provided for (a) a co-location arrangement where both parties give each other access and co-location to cell sites and other facilities subject to co-location fees that are largely shared on an equal basis; (b) a licensing arrangement allowing limited use of each other's brands, trademarks, proprietary products and processes, and other intellectual properties; and (c) dealership under which each party appoints the other as its dealer to sell and market its existing and future cellular mobile and fixed network telephone services to the public through its respective network centers and dealers. There were no licensing arrangements in 2001 while balances arising from dealership and co-location arrangements were not material.

In addition, Globe has transactions with Islacom in the ordinary course of business arising from traffic settlements and lease of certain telecom facilities and equipment.

The net payable to Islacom arising from these transactions amounted to ₱236.33 million as of December 31, 2001.

(ix) *Summarize the principal terms and expiration dates of all patents, trademarks, copyrights, licenses, franchises, concessions, royalty agreements held; Indicate the extent to which the registrant's operations depend, or are expected to depend, on the foregoing and what steps are undertaken to secure these rights;*

Globe is a grantee of a Congressional Franchise under Republic Act 7229 & 7372 and its related laws. These franchises authorize Globe to render all forms of domestic and international telecommunications services.

Figure 1 hereof is a table of our provisional authorities from the NTC and their status.

Globe has pending trademark applications with the Intellectual Property Office for its various service marks, including "*Handyphone*" and "*Globelines.*"

(x) *Need for any governmental approval or principal products or services. If governmental approval is necessary and the registrant has not yet received that approval, discuss the status of the approval within the government approval process.*

Please refer to Figure 1 hereof.

(b) Additional Requirements as to Certain Issues or Issuers

(i) Debt Issues

The Company has, in a transaction exempt under the Philippine Securities Regulation Code, issued a 13% US$220 million bond due 2009.

(ii) Investment Company Securities

Not applicable

CASE NO.	PA/CPCN (Date Issued)	SUBJECT	EXPIRATION DATE
84-77	CPCN (24 Apr 1985)	Telegram	None
86-23	CPCN (7Aug 1990)	International Fax	None
87-68	CPCN (08 Mar 1990)	Bureaufax	None
87-133	CPCN (25 Apr 1989)	Universal Data Transfer Services (UDTS/G-Net)	None
87-97	CPCN (04 May 1990)	Int'l Leased Channel Service	None
90-002	CPCN (06 Feb 1996)	VSAT (Domestic Leased Channel Svc)	06 Feb 2025
91-249	CPCN (20 Nov 1992)	Notice Telex	None
92-449	PA (03 April 2001)	CMTS	30 September 2003
93-072	CPCN (07 Oct 1998)	IGF	07 October 2023
94-256	PA (25 April 2001)	LEC	28 December 2004
96-410	PA (03 April 2001)	IXC	21 July 2002

FIGURE 1 – Globe Telecom's authorities to render telecommunications service

(xi) *Effect of existing or probable governmental regulations on the business;*

Globe is regulated by the NTC under the provisions of the Public Service Act (CA 146), Executive Order 59, Executive Order 109, and Republic Act 7925. Under these laws:

(a) Globe is required to secure a Certificate of Public Convenience and Necessity (CPCN)/ Provisional Authority (PA) from the NTC for those services it offers which are deemed regulated services, as well as for those rates which are still deemed regulated, under RA 7925.

(b) Globe is required to observe the provisions of Executive Order 59 on interconnection of public telecommunications networks.

(c) Under Executive Order 109, Globe was required to observe (and has complied with) an obligation to rollout 700,000 fixed lines as a condition to the grant of its provisional authorities for the cellular and international gateway services.

(d) Globe remains under the supervision of the NTC for other matters stated in CA 146 and pays annual supervision fees and permit fees.

In 2000 the NTC issued NTC Memorandum Circular 13-6-2000 providing new billing rules which would, among others extend the expiration of prepaid cards from two months to two years and change the billing unit from per minute to per 6 second pulse. The cellular industry subsequently sought relief from the courts.

Globe is an intervenor in and Islacom is a party to Civil Case No. Q-00-42221 entitled "Isla Communications Co., Inc. et. al., versus National Telecommunications Commission et. al.," before the Regional Trial Court of Quezon City by virtue of which Globe and Islacom, together with other cellular operators, sought and obtained a preliminary injunction against the implementation of NTC Memorandum Circular No. 13-6-2000. The NTC appealed the issuance of the injunction to the Court of Appeals (CA). On October 25, 2001, Globe and Islacom received a copy of the decision of the CA ordering the dismissal of the case before the Regional Trial Court for lack of jurisdiction, but without prejudice to the cellular companies' seeking relief before the NTC which the CA claims had jurisdiction over the matter. On 7 November 2001, the Companies filed a Motion for Reconsideration. Globe and Islacom received a copy of the decision 15 February 2002. On 22 Februrary 2002, the Company filed a Petition for Review with the Supreme Court seeking to revise the decision of the CA. The decision of the CA is still not immediately final and executory and cannot be implemented as Globe and Islacom still have a number of remedies available to them. In the event, however, that Globe and Islacom are not eventually sustained in their position and NTC Memorandum Circular No. 13-6-2000 is implemented in its current form, the companies would probably incur additional costs for carrying and maintaining prepaid subscribers in its network.

(xii) *Indicate the amount spent on research and development activities, and its percentage to revenues during each of the last three fiscal years;*

None.

(xiii) *Costs and effects of compliance with environmental laws*

Globe complies with the Environmental Impact System (EIS) of the Department of Environment and Natural Resources (DENR) and pays nominal filing fees required for the submission of applications for Environmental Clearance Certificates (ECCs) or

Certificates of Non-Coverage (CNCs) for its cellsites and certain other facilities. Globe pays nominal filing fees and miscellaneous expenses incurred in the preparation of applications and environmental impact studies in relation to such applications. The company does not consider these amounts material.

(xiv) *State the number of the registrant's present employees and number of employees it anticipates to have within the ensuing twelve (12) months. Indicate the number by type of employee (i.e. clerical, operations, administrative, etc.) whether or not any of them are subject to collective bargaining agreements (CBA) and the expiration dates of any CBA. If the registrant's employees are on strike, or have been in the past three (3) years, or are threatening to strike, describe the dispute. Indicate any supplemental benefits or incentive arrangements the registrant has or will have with its employees.*

On a consolidated basis, the Globe's headcount has increased to 3,887 in 2001 from 3,009 in 2000, a number of which are subject to collective bargaining agreements (CBA). Globe has concluded negotiations with the Globe Telecom Workers Union for the 2001-2005 CBA.

There are factors that will affect Globe's manpower complement within the ensuing twelve (12) months including business growth. Globe will hire as many employees as may be required to support its operations.

Item 2. Properties

Globe purchased its business headquarters, Globe Telecom Plaza, located at Pioneer corner Madison St. in Mandaluyong City. It leases the premises for most of its business centers and cell sites. By end-2001, the Company had over 50 retail shops and almost 1,800 cell sites nationwide.

Globe has currently made a downpayment to purchase property to be used as a mobile switching facility in Cebu. This property is not mortgaged or made as collateral to existing loans.

The infrastructure for its Globelines fixed telephone service now includes eleven telephone host exchanges in Makati, Mandaluyong, Batangas, Cavite, Iligan, Marikina and Iligan City, ten remote switching units (RSUs) and nine public calling offices (PCOs). The Company also has installed more than 700,000 fixed lines.

For its international telephony business, Globe has five toll switching systems in its Ermita, Mandaluyong, Cavite, Batangas and Iligan host exchanges. The Company operates three international gateway facilities. The two international gateway switches are located in Metro Manila while the third is in Cebu. Globe has also invested in several submarine cable systems, in which it either owns or leases a share of the systems' total capacity.

In November of 2001, Globe inaugurated its first cable landing station to land the City-to-City Cable Network ("C2C CN"), a 17,000- kilometer long submarine cable network linking the Philippines to Hongkong, Taiwan, China, Korea, Japan and Singapore. The C2C cable network is one of the largest networks in the Asia-Pacific region in terms of capacity. C2C CN will enable Globe to lower its transmission cost for carrier services by enhancing its capacity.

On 12 December 2001, Globe inaugurated two new buildings in Cebu: the Globe Isla Plaza in the Cebu Business Park and the Globe Telecom IT Plaza in Lahug, a technical center and telepark that will house the latest in computer and communications systems and applications.

Item 3. Legal Proceedings
I.Civil Case No. 95-171, Regional Trial Court of Makati, Branch 59 – PHILIPPINE COMMUNICATION SATELITE CORPORATION (PHILCOMSAT) vs. GLOBE MACKAY CABLE AND RADIO CORPORATION

This case involves a complaint by PHILCOMSAT for damages due to Globe Telecom's (GMCR, Inc.) pre-termination of its lease agreement over an IBS satellite facility in Subic Bay. The five-year contract was terminated by Globe Telecom (GMCR, Inc.) after the first year due to the closure of the US Navy's facility in Subic. The US Navy was the sole user of the dedicated facility and the contract clearly stated that the facility was for the US Navy's sole use and was only part of a bigger service which involved ITT's providing one-half of the facilities for the USDCA's communication facilities in Subic, and Globe Telecom (GMCR, Inc.) and PHILCOMSAT providing the local leg of the service. Globe Telecom (GMCR, Inc.) claims that the pre-termination was due to an act of government in serving a termination notice to the United States government over all US bases in the Philippines. PHILCOMSAT claims for the balance of the rentals on the five-year contract, in the total amount of US$5 Million.

Status: In a decision dated January 5, 1999, the lower court ordered Globe Telecom (GMCR, Inc.) to pay PHILCOMSAT the amount US$ 92,238.00 or its peso equivalent representing rentals, with legal interest until the amount is fully paid and PhP 300,000.00 for attorney's fees. PHILCOMSAT has filed a notice of appeal with respect to the lower court's decision and we have appealed the award of attorney's fees. On 27 February 2001 the Court of Appeals rendered a decision sustaining the judgement of the lower court in favor of the Company. On 14 March 2001 Philcomsat filed a petition for certiorari before the Supreme Court. The petition is pending.

II.Civil Case No. Q-00-42221, Regional Trial Court of Quezon City,– ISLA COMMUNICATION CO., INC. et. al vs. NATIONAL TELECOMMUNICATIONS COMMISSION (NTC), et. al.

Globe is an intervenor in and Islacom is a party to Civil Case No. Q-00-42221 entitled "Isla Communications Co., Inc. et. al., versus National Telecommunications Commission et. al.," before the Regional Trial Court of Quezon City by virtue of which Globe and Islacom, together with other cellular operators, sought and obtained a preliminary injunction against the implementation of NTC Memorandum Circular No. 13-6-2000. NTC Memorandum Circular No. 13-6-2000 sought, among others, to extend the expiration of prepaid call cards to two (2) years. The NTC appealed the issuance of the injunction to the Court of Appeals (CA). On October 25, 2001, Globe and Islacom received a copy of the decision of the CA ordering the dismissal of the case before the Regional Trial Court for lack of jurisdiction, but without prejudice to the cellular companies' seeking relief before the NTC which the CA claims had jurisdiction over the matter. On 7 November 2001, the Companies filed a Motion for Reconsideration. Globe and Islacom received a copy of the decision 15 February 2002. On 22 Februrary 2002, the Company filed a Petition for Review with the Supreme Court seeking to revise the decision of the CA. The decision of the CA is still not immediately final and executory and cannot be implemented as Globe and Islacom still have a number of remedies available to them. In the event, however, that Globe and Islacom are not eventually sustained in their position and NTC Memorandum Circular No. 13-6-2000 is implemented in its current form, the companies would probably incur additional costs for carrying and maintaining prepaid subscribers in its network.

Globe and Islacom are also contingently liable for various claims arising in the ordinary course of business and certain tax assessments which are either pending decision by the courts or are being contested, the outcome of which are not presently determinable. In the opinion of the

Companies' management and legal counsel, the eventual liability under these claims, if any, would not have a material or adverse effect on the Companies' financial position and results of operation.

Item 4. Submission of Matters to a Vote of Security Holders

Ratification of resolution of board approval for declaration of stock dividend with proposed record date on April 30, 2002.

PART II - OPERATIONAL AND FINANCIAL INFORMATION

Item 5. Market for Issuer's Common Equity and Related Stockholder Matters

(1) Market Information

The shares of the Company have been traded in the PSE and its predecessors since 1974. On 10 August 2000 the Securities and Exchange Commission approved the amendments to the Amended Articles of Incorporation of Globe to effect the declassification of the existing Class "A" and "B" shares into one class of common shares and the reverse stock split of the Common shares by changing the par value of its existing common shares from P1.00 to P50.00 per share. These amendments were earlier approved by the stockholders during the annual stockholders' meeting of the Corporation on 24 April 2000. As a result of this transaction, as of 31 December 2001, Globe had 118.6 million single class common shares listed with the PSE. This excludes the 438,140 underlying shares of the P4.0 billion warrants, likewise approved for listing by the PSE. The warrants are exercisable from 26 January 1999 to 26 January 2002. As of 31 December 2001, there were 121.1 million common shares subscribed, of which 118.6 million were issued, and 158.5 million preferred shares ("Series A").

The following sets forth the high and low price per share for each quarter, within the last 2 fiscal years:

	COMMON SHARES		WARRANTS*	
	Price Per Share (PHP)		Price Per Share (PHP)	
Calendar Period	High	Low	High	Low
2000:**				
First Quarter	687.50	500.00	550.00	375.00
Second Quarter	812.50	600.00	625.00	435.00
Third Quarter	915.00	725.00	725.00	575.00
Fourth Quarter	795.00	590.00	630.00	575.00
2001:**				
First Quarter	800.00	660.00	625.00	520.00
Second Quarter	700.00	650.00	520.00	450.00
Third Quarter	695.00	610.00	470.00	450.00
Fourth Quarter	680.00	640.00	480.00	365.00

Legend: * The Warrants were listed in the PSE on 17 September 1998
** Share prices adjusted to reflect the 1:50 reverse stock split effective 24 August 2000

(2) Holders

The number of shareholders of record as of 31 December 2001 was over 6,000. Common shares issued as of 31 December 2001 were 118,559,350.

Top 20 stockholders as of 31 December 2001:

NAME / ADDRESS	NO. OF SHARES	RECORD/ BENEFICIAL OWNER	PERCENTAGE
Singapore Telecom Int'l. Pte. Ltd. 31 Exeter Road, Comcentre, Singapore 0923	34,037,237	(R)	28.71%
Ayala Corporation* 34F Tower One, Ayala Avenue, Makati City	32,906,342	(R)	27.76%
DeTeAsia Holding GMBH* Friedrich-Edbert-Allee 140 53113 Bonn, Federal Republic of Germany	30,139,745		25.42%
PCD Nominee Corporation-Filipino MSE Building, Ayala Avenue, Makati City	18,541,582	(R)	15.6%
PCD Nominee Corp. - Non Filipino C/o PCD	1,898,912		1.6%
BPI T/A #13121915 BPI Building, Ayala Avenue, Makati City	610,897	(R)	0.5%
Insular Life Assce Co. Ltd C/o Office of the President, Insular Life Bldg, Ayala Avenue, Makati City	137,400	(R)	0.1%
Horizon Royale Holdings, Inc. Metrobank Plaza, Gil Puyat Ave., Makati City	103,989		0.1%
Insular Life Employees Retirement Fund C/o Office of the President, Insular Life Bulding, Ayala Avenue, Makati City	47,497	(R)	0.0%
Globe ESOP – Trust Account C/p Ramon M. de Leon—HR (ESOP) 15/F BPI Paseo Co Bldg., Paseo de Roxas, Makati City	36,166		0.0%
Cecilia T. Cruzabra	29,310	(R)	0.0%
Edan Corporation 562 Holy Cross St., Barrio Greenhills East Mandaluyong, Metro Manila	27,788		0.0%
Globe ESOWN Trust Account	23,885	(R)	0.0%
Paulino Lim	20,000	(R)	0.0%
The First National Co., Inc. C/o La Suerte Cigar & Cigarette Factory	16,801	(R)	0.0%
Insular & HIH General Insurance Co., Inc.	14,539	(R)	0.0%
Nancy Saw	14,000	(R)	0.0%
Jaime Augusto Zobel de Ayala	13,239	(R)	0.0%
Pua Yok Bing	12,262	(R)	0.0%

** Based on Beneficial Ownership Report, include shares that are lodged with PCD.*

(3) Dividends

The Company has not declared any cash or stock dividends during the past two (2) fiscal years. The Company's loan agreements contain a number of negative covenants that restrict

the Company's ability to take certain actions without lender approval, including paying dividends.

On 29 January 2002, Globe's Board of Directors approved the declaration of a 25% stock dividend for 2002. All common stockholders as of record date will be entitled to receive the dividends. The declaration of a 25% stock dividend will be subject to shareholders' ratification at the Company's Annual Stockholder's Meeting scheduled on April 11, 2002. The proposed record date is April 30, 2002 and payment date will be 30 days from approval by the SEC and the PSE

On December 15, 2001, Globe's BOD approved the declaration of dividends amounting to ₱47.07 million payable to preferred "A" shareholders. Preferred "A" shares were listed on June 29, 2001 with the PSE.

Item 6. Management's Discussion and Analysis or Plan of Operation

Globe Telecom is one of the country's major telecommunications companies. From its erstwhile niche as a traditional provider of telex/telegram and VSAT services, the Company has shifted its business focus to cellular, landline and international gateway facility services for long distance telephone calls.

Globe Telecom's evolution into a full-line telecommunications firm came about in 1993 as a result of the Philippine government's efforts to liberalize the industry through Executive Orders 59 and 109 and Republic Act 7925. These enabled the company to acquire provisional authorities for a nationwide digital cellular mobile telephone system (CMTS) in 1993, international gateway facility service in 1994, and local exchange carrier (LEC) service at the end of 1994.

The following is management's discussion and analysis of financial conditions and results of operations for the last three full fiscal years:

(1) 2001

Operating Revenues

	Group		Globe (Parent)		
For the Year Ended 31 December	**2001**		**2001**		**2000**
Wireless Net Revenues (in Million Pesos)	29,058		28,707		15,694
Non-Service	5,454		5,143		3,252
Service	23,604		23,564		12,442
Wireline Net Revenues	3,604		3,207		2,847
Voice	2,610		2,207	053	2,053
Data	994	0	1,000		794
Carrier Net Revenues	2,741	2	2,648		1,536
Total Net Operating Revenues	35,403	2	34,562		20,077

Globe registered consolidated net operating revenues of ₱35,403 million for year 2001. The breakdown of consolidated service revenues and non-service is ₱29,938 million and ₱5,465 million, respectively. Of the total consolidated net operating revenues, consolidated wireless services accounted for 82% or ₱29,058 million, wireline voice services 7% or ₱2,610 million, wireline data 3% or ₱994 million and carrier services 8% or ₱2,741 million.

Net operating revenues include the value of all telecommunications services provided which are recognized when earned and stated net of the share of other telecommunications carriers under existing correspondence or interconnection agreements.

Wireless Services

Globe provides nationwide wireless communications services under the brand name *Globe Handyphone* using its GSM network, while Islacom provides wireless GSM services under the *Islacom* and *Touch Mobile* brands. *Touch Mobile* was launched on 12 September 2001.

Wireless net operating revenues include: (1) fixed monthly charges including currency exchange rate adjustments (CERA), plus charges for local calls in excess of the free minutes for various *Globe Handyphone* and *Islacom* postpaid plans; (2) airtime fees from the prepaid card service *(Globe Prepaid Plus, Islacom Prepaid* and *Touch Mobile)* recognized upon the earlier of (a) actual usage of the airtime value of the prepaid card or (b) expiration of the unused value of the prepaid card, which occurs two months after activation, but excluding any usage of call cards originally provided without cash proceeds (promotional airtime call cards); (3) revenues generated from international and national long distance calls and international roaming calls, net of any interconnection fees (including interconnection fees or promotional airtime call cards) to other carriers and transfer pricing charges to the carrier services group; (4) revenues from value-added services, mainly text messaging; (5) one-time registration fees for new subscriptions; and (6) proceeds from the sale of handsets, SIM cards and other phone accessories.

The related costs incurred in connection with the acquisition of subscribers are charged to operations under operating costs and expenses. The average subscriber acquisition cost (net of the value of free airtime call cards given as promotional items to dealers) is higher than the one-time registration fee collected from subscribers in all cases. One-time registration fees are essentially reimbursements of the cost of connecting a customer which is generally lower than the actual subscriber acquisition cost consisting mainly of commission paid to dealers, handset subsidies and marketing expenses. The corresponding acquisition costs of the handsets sold are recorded under operating cost and expenses in the income statement during the period they were incurred. Handset subsidy is the difference between proceeds from sales of handsets, SIM cards, other phone accessories (recorded as part of non-service revenues) and cost of sales which is classified under operating costs and expenses.

Wireless Services - Postpaid

On a consolidated basis, the Group registered 466,659 postpaid subscribers as of 31 December 2001. Globe offers postpaid services through *Globe Handyphone*, while Islacom continues to offer postpaid services under the *Islacom* brand.

For the year 2001, *Globe Handyphone* accounted for 458,475 subscribers, an increase of 30% from 351,909 for the same period last year. Net postpaid additions for the year 2001 averaged at 8,881 subscribers per month, compared to 11,249 registered in the same period last year.

The net average monthly operating revenue (ARPU) per Globe postpaid wireless subscriber declined by 5% to ₱1,616 in the year 2001, from ₱1,693 in the year 2000. The decline in net postpaid ARPU was mainly due to the drop in National Long Distance (NLD) usage, since NLD calls between cell phone users are classified as local calls regardless of location. Globe's postpaid ARPU on a gross basis amounted to ₱2,030 in the year 2001 from ₱2,230 for the same period in 2000.

The acquisition cost per postpaid subscriber increased by 9% to ₱3,513 in the year 2001 from ₱3,237 in the year 2000, due to the increase in commissions and handset subsidies. In December of 2001, Globe launched its 2nd 'Globevolution' (a nationwide promotion) for the year

during which discounted handsets were offered and registration fees were waived. For the year 2001, handset subsidies accounted for 53% of acquisition costs, commissions 31% and advertising expenses 16%. For the same period in 2000, handset subsidies accounted for 47% of acquisition costs while commissions and advertising expenses accounted for 29% and 24%, respectively.

The average monthly churn rate for Globe's postpaid subscribers is defined as total disconnections net of reconnections divided by the average postpaid subscribers, divided by the number of months in the period. Postpaid churn rate averaged 1.8% per month in year 2001, higher than the 1.3% reported for year 2000, mainly due to company-initiated disconnections. For postpaid subscribers, permanent disconnections are made after a series of collection steps following non-payment. Such permanent disconnections generally occur within 90 days.

Islacom continues to service 8,184 postpaid subscribers, as of 31 December 2001. A deliberate marketing slowdown for this brand was consciously made in line with the active subscriber clean-up efforts in 2000. Average monthly churn rate for wireless postpaid services stood at 7% in year 2001.

Wireless Services - Prepaid

Consolidated prepaid subscribers totaled 4,121,471 as of 31 December 2001. The Group offers prepaid services through *Globe Prepaid Plus,* while Islacom offers its prepaid services through the *Islacom* brand and *Touch Mobile.*

For year 2001, Globe registered 4,008,001 prepaid subscribers, up by 81% from 2,211,552 for year 2000. Globe's net prepaid additions averaged at 149,704 per month in year 2001, compared to 126,013 per month in year 2000.

A prepaid subscriber becomes active when the subscriber purchases a SIM card and turns it on for the first time. When a prepaid subscriber loads airtime value into Globe's system, the subscriber has two months to use the value before the card expires. When the airtime value is used up and the subscriber does not reload or the card expires, whichever comes earlier, the subscriber retains use of the wireless number to receive incoming calls for another four months. However, if the subscriber still does not reload value within that time, the subscriber loses the wireless number and the account will be permanently disconnected. At that point, the subscriber is then considered part of churn. Globe's prepaid subscribers can reload airtime value by purchasing prepaid cards, which are sold in denominations of ₱250, ₱300, ₱500 and ₱1,000. The ₱300 denominated prepaid card was introduced in the market in January 2002 while the distribution of the ₱250 prepaid card will be discontinued effective May 2002. Touch Mobile call cards are sold in denominations of ₱300 and ₱500.

Revenues from prepaid cards are recorded net of the related value of free airtime call cards given as promotional items to dealers. While subscriber usage of free airtime call cards are not included in revenues, any payments to other carriers arising from the usage of free airtime call cards are recorded as part of total interconnection fees to other carriers. On a consolidated basis, the percentage of free call cards to total cards issued for the year ended of 31 December 2001 was 15%.

Revenues from sale of prepaid cards are initially recognized by Globe and Islacom as deferred revenues and are shown as part of accounts payable and accrued expenses in the balance sheet since service has not yet been rendered. Revenue is recognized upon actual usage of the airtime value of the prepaid card or expiration of the unused value of the prepaid card, whichever comes earlier.

The net ARPU for *Globe Prepaid Plus* was ₱444 for year 2001, up from ₱411 reported in year 2000. Net prepaid ARPU improved due to increased data usage per subscriber during the period. Globe's prepaid gross ARPU was ₱547 for year 2001 from ₱489 for year 2000.

Globe's acquisition cost per *Prepaid Plus* subscriber increased to ₱433 for year 2001 from ₱385 for the same period in 2000 due mainly to the increase in handset subsidies and cash commissions. Of the total acquisition cost for the period, handset subsidies accounted for 67%, commissions 21% and advertising costs 12%. Of the total wireless prepaid acquisition cost in year 2000, handset subsidies accounted for 51%, commissions 29% and advertising costs 20%.

The cost of free call cards given out as promotional items to dealers are excluded from the computation of total acquisition cost consistent with the non-recognition of the corresponding revenue related to the usage of free airtime call cards. The corresponding interconnection payments due to other carriers generated by the subscriber usage of the free airtime call cards, however, are recognized as incurred.

The actual average monthly churn rate for *Prepaid Plus* subscribers in 2001 rose to 2.1% from 1.1% during the same period last year.

As of 31 December 2001, Islacom had a total of 113,470 prepaid subscribers, from 77,217 as of 31 December 2000. Of this number, *Touch Mobile* contributed 95,862 from the time that it was launched on 12 September 2001.

Given that *Touch Mobile* has not yet been in the market for at least six months any ARPU, acquisition cost and churn rate figures would not provide any meaningful metric at this point.

Average monthly churn rate for *Islacom* prepaid subscribers (excluding *Touch Mobile)* for year 2001 was at 11.5% as a result of additional subscriber clean-up efforts undertaken at the start of the year.

Wireline Services – Voice

Wireline communication service revenues consist of: (1) monthly service fees including CERA; (2) installation charges and other one-time fees associated with the establishment of the service; (3) revenues from international and national long distance calls made by the postpaid and prepaid wireline subscribers and payphone customers, net of interconnection fees to other carriers and transfer pricing paid to carrier services group; (4) payphone revenues from local, national and international calls; and (5) revenues from value-added services.

Globe provides wireline voice communication services, including local, national long distance, international long distance and other value-added services, under the brand name *Globelines*. Globe provides wireline voice services in three specific geographic areas in the Philippines, including parts of Metropolitan Manila, the Calabarzon region and Central Mindanao. Meanwhile, Islacom, also started offering Globelines in November 2001 (taking over from the former *IslaPhone* brand) in specific areas in the Visayas.

For the year ended 2001, Globe accounted for 154,893 wireline voice subscribers (including 7,876 prepaid wireline subscribers), representing a 2% decrease from 157,582 subscribers for the same period in 2000. During the period, business subscribers were 29% of total subscribers from 27% as of 31 December 2000 consistent with Globe's thrust of focusing on business subscribers. During the period, the average churn rate was at 2.1% compared to the churn in the year ended 2000 of 1.6%, mainly due to company-initiated disconnections. Globe's disconnection policy is to permanently terminate subscribers with unsettled bills 60 days for residential subscribers and 155 days for business subscribers from statement date. Full allowance is made for accounts of residential and business subscribers that are 90 and 150 days past due,

respectively. In the 2nd half of 2001, Globe and Islacom launched their prepaid landline services under the brand name *Globelines Prepaid.*

Islacom's wireline voice subscribers for 2001 increased to 73,106, 17% of which were business subscribers, and 83% residential subscribers. Islacom had 64,114 wireline voice subscribers as of the same period last year. Islacom's wireline voice ARPU during 2001 stood at ₱859. The average monthly churn rate in 2001 was 6.3%, reflecting active subscriber clean-up efforts.

Wireline Services – Data

Globe offers nationwide wireline data, consisting of international and domestic leased lines, internet, telex, and other wholesale transport services, through a variety of brands. Wireline data net operating revenues consist of billings for these services net of the share of other carriers for the telex service. Wireline data net operating revenues increased by 26% to ₱1,000 million in 2001 from ₱794 million for the same period in 2000, mainly reflecting increased growth in the number of active leased line customers and increases in internet service revenues.

For Globe, the combined wireline voice and wireline data, fully-loaded ARPU per wireline subscriber for 2001 increased by 5% to ₱1,808 from ₱1,726 for the same period in 2000, because of the increased proportion of business subscribers to residential customers. ARPU per wireline subscriber is calculated based on fully-loaded net operating revenues (combined voice and data, net of the share of other carriers) less one-time installation revenues, divided by the average number of wireline voice subscribers for the period, divided by the number of months in the period. Wireline net revenues used in the computation of ARPU are fully-loaded by adding back the net revenue share of the carrier services group in the ILD and NLD traffic generated by wireline voice subscribers.

Carrier Services (International and National Long Distance and Inter-Exchange Services)

Globe and Islacom both offer international and national long distance services and inter-exchange carrier services (IXC). International long distance (ILD) services are offered between the Philippines and over 200 countries. This service generates revenues for the Company from both inbound and outbound international call traffic with pricing based on agreed international settlement rates for inbound traffic revenues and NTC-approved ILD rates for outbound traffic revenues. Globe and Islacom also operate as inter-exchange carriers (IXC). Globe uses its Nationwide Digital Transmission Network (NDTN), while Islacom uses its own backbone transmission network, for hauling national and international interconnection traffic among wireline and wireless operators in the Philippines.

Carrier Services – ILD

ILD revenues of carrier services are mainly composed of: (1) settlements based on agreed international settlement rates from foreign telecommunications carriers for incoming international calls, net of any transfer price payable to the wireline and wireless businesses or other domestic carriers for inbound traffic terminating to the Group or other carriers, respectively; and (2) transfer price revenues from wireless and wireline customers for outgoing international calls, net of amounts payable to foreign telecommunications carriers.

For 2001, the carrier services group posted ILD revenues of ₱1,222 million, an increase of 89% from ₱647 million for the same period last year due to the expansion of subscriber base. On a Group basis, counting contributions from the wireless and wireline services, consolidated ILD revenues stood at ₱6,783 million for 2001, translating to 19% of the Group's net revenues for the period.

Carrier Services - Inter-Exchange (IXC) inclusive of NLD

Both Globe and Islacom operate as Inter-Exchange Carriers (IXCs). Globe uses its Nationwide Digital Transmission Network (NDTN), while Islacom uses its own backbone transmission network, for hauling national and international interconnection traffic among wireline and wireless operators in the Philippines. On a consolidated basis, the carrier services group posted IXC service revenues for 2001 of ₱1,519 million, an increase of 70% from ₱889 for the same period last year. The increase is attributable to the substantial growth in subscribers.

The Group offers national long distance (NLD) services. Revenues from NLD services are generated from calls outside of a specific local area but within the Philippines.

In 2001, the Group's NLD call volume was steady at 525 million minutes from 524 million minutes for the same period last year. Outbound NLD call volume increased by 14% to 299 million minutes in 2001, compared to 261 million minutes for the same period last year. Inbound ILD call volume decreased by 15% to 226 million minutes compared to 264 million minutes for the same period last year.

On a Group basis, counting contributions from the wireless and wireline services, consolidated NLD revenues stood at ₱2,613 million for 2001, an increase of 26% from ₱2,017 million for the same period last year due mainly to the increase in subscribers.

Costs and Expenses

	Group	Globe (Parent)	
For the Year ended 31 December	**2001**	**2001**	**2000**
Total Costs and Expenses (in Million Pesos)	25,792	23,881	15,466
Operating	18,148	17,409	10,943
Cost of Sales	8,559	8,212	4,984
Staff Costs	1,969	1,893	1,434
Marketing	1,717	1,413	1,028
Administration	2,500	2,891	1,466
Repairs and Maintenance	1,114	862	516
Services and Others	2,289	2,138	1,515
Depreciation and Amortization	6,199	5,094	3,343
Provision for Doubtful Accounts	1,295	1,265	1,085
Other Provisions (Recoveries)	150	113	95

For 2001, the Group registered consolidated costs and expenses of ₱25,792 million.

Of the consolidated costs and expenses, operating costs accounted for 70%. As a percentage of consolidated net revenues, operating costs and expenses accounted for 51%.

Depreciation and amortization on a consolidated basis amounted to ₱6,199 million during 2001. At the Parent Company level, Globe registered ₱5,094 million depreciation expense in 2001, up by 52% from ₱3,343 million for the same period in 2000. The increase reflected additional depreciation expenses related to various telecommunications equipment placed in service. As a percentage of net operating revenues, depreciation and amortization was at 15% in 2001, from 17% in the same period in 2000, primarily due to the significant increase in net operating revenues. Depreciation is computed using the straight-line method over the estimated useful life of the assets (ranging from 3-20 years depending on the type of asset, regardless of utilization). For Islacom, depreciation and amortization expense declined by 8.7% to ₱2,085 million in 2001 from ₱2,284 million for the same period last year. However, consolidated balances only include Islacom's depreciation and amortization figures for the six months ended 31 December 2001 which amounted to ₱1,105 million. Islacom's depreciation expense in 2000 included various

adjustments which arose from the clean-up of fixed asset accounts and the alignment of Islacom's depreciation policy with Globe.

The Group's provision for doubtful accounts which consist of provisions for trade receivables from subscribers, net traffic settlement accounts and other non-trade receivables stood at ₱1,295 million for 2001, translating to 4% of consolidated net revenues. At Parent company's level, provisions increased to ₱1,2265 million in 2001, or 4% of net revenues.

Of the consolidated provision for doubtful accounts, provision for bad debts from traffic settlement receivables for 2001 increased to ₱327 million. The increase is due to the take-up of provisions for traffic settlement receivables from primarily other local carriers based on the Group's bad debt provisioning policy.

Consolidated provision for bad debts arising from subscriber receivables, on the other hand, amounted to ₱916 million in 2001. Consolidated net subscriber days receivable stood at 55 days as of 31 December 2001. Globe and Isla maintain an allowance for doubtful accounts at a level considered adequate to provide for potential uncollectibility of its receivables. For subscriber receivables, allowance is calculated using the policy of providing full allowance for receivables from permanently disconnected subscribers. Permanent disconnections are made after a series of collection steps following non-payment by wireless subscribers. Such permanent disconnections, generally occur within 90 days. Full allowance is provided for wireline residential and business subscribers with outstanding receivables that are past due by 90 and 150 days, respectively. For traffic settlement receivables, a policy of providing full allowance is adopted for net international and national traffic settlement accounts which are not settled within 10 months from transaction date and after a review of the status of settlement with other carriers. Additional provisions are made for accounts specifically identified to be doubtful of collection.

Inventories and supplies are stated at the lower of cost or net realizable value, with cost determined using the moving-average method. An allowance for market decline is provided equivalent to the difference between the cost and the net realizable value of inventories. When inventories are sold, the related allowance is reversed in the same period, with the appropriate sales (revenues) and cost of sales (expenses) recognition. An allowance is also provided for obsolescence and possible losses. Full obsolescence allowance is provided when the inventory is not moving for more than a year. A 50% allowance is provided for slow moving items. For 2001, the Group recognized recovery of inventory losses, obsolescence and market decline of ₱18 million.

Consolidated earnings before interest, taxes, depreciation and amortization (EBITDA), before other income (expense) posted in 2001 were ₱15,811 million. Consolidated EBITDA margin for the period was 53% and 54% at the parent level. EBITDA margin was computed on the basis of net service revenues.

Consolidated earnings before interest and taxes (EBIT) of the Group in 2001 was ₱9,611 million. Consolidated net interest expense was ₱2,413 million for 2001, translating to 7% of consolidated net operating revenues.

Interest and other related financing charges on borrowed funds used to finance the acquisition of property and equipment to the extent incurred during the period of installation are capitalized as part of the cost of the property. The capitalization of these borrowing costs, as part of the cost of the property, (a) commences when the expenditures and borrowing costs being incurred during the installation and related activities necessary to prepare the property for its intended use are in progress; and (b) ceases when substantially all the activities necessary to prepare the property for its intended use are complete. These costs are amortized using the straight line method over the estimated useful lives of the related property.

Consolidated capitalized interest during 2001 amounted to ₱592 million (Islacom did not have any capitalized interest expense during the period).

The Group posted net other expenses of ₱401 million in 2001, mainly composed of swap costs amounting to ₱646 million partially offset by foreign exchange gains of ₱298 million arising from further devaluation of the peso as the Group maintains a net foreign currency asset position after deducting foreign currency loans foreign exchange losses on which are mainly being capitalized. (Please refer to Foreign Exchange Exposure Section for a more detailed discussion).

Consolidated income before tax amounted to ₱6,797 million in 2001. For the same period, consolidated provision for current and deferred income tax amounted to ₱2,492 million or 31% of net income before share in Islacom net loss and before tax. Of the ₱2,492 million, provision for current income tax for 2001 amounted to ₱1,191 million, or 15% of income before share in Islacom net loss and before tax. The Group also provided for ₱1,301 million deferred income tax for 2001 to recognize the tax consequence attributed to the differences between the financial reporting bases of assets and liabilities and their related tax bases.

Consolidated net income after tax amounted to ₱4,305 million in 2001, higher than the ₱1,549 million last year. Accordingly, basic and diluted earnings per common share in 2001 were ₱46.35 and ₱46.19, respectively. For the same period in 2000, on a Parent Company basis, basic and diluted earnings per common share were ₱22.68 and ₱20.34, respectively. Basic earnings per share (EPS) is computed by dividing net income applicable to common stock by the weighted average number of common shares outstanding during the year including fully paid but unissued shares as of the end of the year after giving retroactive effect for any stock splits or reverse stock splits during the year. Diluted EPS is computed assuming that the stock options, rights and warrants were exercised. Earnings per share data for the year 2000 were restated to reflect the 1:50 reverse stock split which took effect on 24 August 2000. Consolidated net income for 2001 showed growth of 178%, even after the take-up of Globe's share in Islacom's net loss for the second half of ₱1,199 million.

Foreign Exchange Exposure

The Philippine Peso closed at ₱51.69 on 31 December 2001 from ₱49.99 at 31 December 2000. As a result of the translation of foreign currency denominated assets and liabilities, Globe reported net foreign exchange revaluation losses of ₱458 million in 2001. A total of ₱822 million in revaluation losses were attributed to foreign currency denominated liabilities that financed capital projects, and were therefore recorded as additions to the carrying value of the appropriate property accounts. Total revaluation gains amounted to ₱364 million, of which ₱226 million was credited to operations and ₱138 million covered by hedge contracts was deferred.

As of 31 December 2001, Globe's capitalized foreign exchange revaluation losses amounted to ₱5,942 million from August 1997 which is being amortized over the remaining life of the related property account. Of the ₱5,492 million, a total of ₱971 million has been amortized as of 31 December 2001.

To mitigate foreign exchange risk, Globe enters into short-term and long-term derivative contracts. Short-term forward contracts are used to hedge short-term assets and/or liabilities, as well as committed US$ transactions. As of 31 December 2001, Globe had no outstanding short-term forward contracts.

Cross currency swaps are primarily used to hedge selected long-term US$ debt. As of 31 December 2001, Globe had US$244 million in outstanding cross currency swap contracts with various foreign banks, under which it effectively converts its US$ debt into Philippine Peso with quarterly or semi-annual payment intervals up to March 2007. The aggregate mark-to-market value of these cross currency swaps was estimated at US$9 million as of 31 December 2001.

The amount of US$ debt swapped into Pesos and peso-denominated debt accounts for approximately 40% of Globe's loans.

Foreign currency linked revenues were 23% of Globe's total net revenues for 2001 versus 22% for the same period in 2000. Foreign currency linked revenues include those that are: (1) billed in foreign currency and settled in foreign currency, or (2) billed in Pesos at rates linked to a foreign currency tariff and settled in Pesos, (3) wireline monthly service fees and the corresponding application of the Foreign Currency Adjustment (FCA) or Currency Exchange Rate Adjustment (CERA) mechanism, under which Globe has the ability to pass the effects of local currency depreciation to its subscribers.

Liquidity and Capital Resources

Consolidated assets as of 31 December 2001 amounted to ₱118,628 million.

As of 31 December 2001, current ratio on a consolidated basis was 0.87:1. Debt to equity ratio also increased to 1.07:1 on a consolidated basis from the 1.02:1 level on a Globe stand-alone basis. The debt to equity ratio of Globe is well within the 2:1 debt to net worth limit dictated by certain debt covenants.

Consolidated cash flow from operations amounted to ₱10,776 million for the year ended 31 December 2001.

Consolidated cash used in investing activities amounted to ₱23,890 million for the period. The bulk of investing activities involved the purchase of equipment or services from foreign suppliers in connection with the development of the wireless, wireline and carrier services. Consolidated capital expenditures in 2001 amounted to ₱29,805 million, which includes ₱3,713 million in non-cash investing activities (pertaining to the portion of projects which have been completed but have not yet been paid or are covered with financing).

Consolidated cash provided by financing activities amounted to ₱17,867 million. Consolidated gross debt as of 31 December 2001 amounted to ₱47,114 million with ₱45,211 million from the Parent Company level. Of the consolidated gross debt balance as of 31 December 2001, ₱9,668 million or 21% is short-term debt (including current portion of long-term debt) and ₱37,446 million or 79% is long-term debt. Loan repayments of the Group during 2001 amounted to ₱13,536 million. Globe's US$220 million senior notes will mature in 2009. The average principal repayment of existing consolidated debt for the next three years is US$128 million. Debt used in computing these financial ratios excludes non-interest bearing debt.

Stockholders' equity was ₱44,228 million as of 31 December 2001. Globe's authorized capital stock increased from ₱5 billion consisting of 100 million single class of common shares at par value of ₱50 per share to ₱11.25 billion consisting of 200 million common shares at par value of ₱50 per share and 250 million preferred shares ("Series A") at par value of ₱5 per share. As of 31 December 2001, there were 121.1 million common shares subscribed, of which 118.6 million were issued and 158.5 million preferred shares ("Series A").

Preferred stock "Series A" has the following features:

(a) Convertible to one common share after 10 years from issue date at the prevailing market price of the common stock less the par value of the preferred shares;
(b) Cumulative and non-participating;
(c) Floating rate dividend (to be fixed at MART 1 plus 2% average for a 12-month period);
(d) Issued at par;
(e) Voting rights;

(f) Globe has the right to redeem the preferred shares at par plus accrued dividends at any time after 5 years from date of issuance; and
(g) Preferences as to dividend in the event of liquidation.

On December 15, 2001, Globe's BOD approved the declaration of dividends amounting to ₱47.07 million payable to preferred "A" shareholders. Preferred "A" shares were listed on June 29, 2001 with the PSE.

AC, STI and DTA pledged equity infusion of $155 million to Islacom in accordance with the Agreement to Subscribe (Agreement). Under this Agreement, the equity funding shall be provided to Globe Telecom specifically as a pass-through equity, for Globe Telecom to invest in Islacom to fund the latter's capital and operating requirements. In accordance with such Agreement, Globe Telecom received ₱7,907.25 million in 2001 which was recorded as Deposits on Subscriptions. These were applied to the conversion of 10,273,534 warrants at an exercise price of ₱164.50 and the balance to the subscription of an additional 8,855,476 common shares. As of December 31, 2001, Globe Telecom has infused a total of ₱6,894.96 million to Islacom.

On December 19, 2001, the SEC issued its Resolution No. 733 confirming that the proposed issuance of 8,855,476 common shares to AC, STI and DTA is exempt from the registration requirements of the Securities Regulation Code.

On January 10, 2002, Globe Telecom filed an application to list the 8,855,476 common shares with the PSE. The application remains pending.

Consolidated Return on average Equity (ROE) in 2001 stood at 9.7%. Globe plans to continue its aggressive expansion pace with significant investments in telecommunications equipment. The majority of the capital expenditures will be spent for wireless telecommunications equipment, such as the purchase of switches, base stations, radio equipment, transmission links and various computer platforms to provide more value-added services for Globe's subscribers.

Recent Developments

On 10 July 2001, Globe and Islacom signed separate amendments to their existing interconnection agreements with the Philippine Long Distance Telephone Co. (PLDT) and Smart Communications Co, Inc. (Smart) to put in place revised termination charges for various services.

The material provisions of the amendments to the interconnection agreements covered the following aspects:

a) Revised Termination Charges for LEC to CMTS.

Under the previous revenue sharing scheme, PLDT paid Globe ₱8.50 per minute plus a percentage of NLD revenue for calls from PLDT to Globe CMTS. Under the amendments signed, PLDT will pay Globe and Islacom CMTS an access charge of ₱6.50 per minute for calls terminating to Globe and Islacom CMTS networks, inclusive of any NLD charges. The revised access charge scheme is effective 1 July 2001. The rate of ₱6.50 will be further reduced to ₱4.50 by 1 January 2002.

b) Revised Termination Charges for CMTS to LEC.

Under the amendments signed, Globe and Islacom CMTS will pay PLDT ₱2.00 per minute for calls originating from Globe and Islacom CMTS networks and terminating to PLDT. Smart CMTS will also pay Globe and Islacom LEC ₱2.00 for calls originating from Smart CMTS and terminating to Globe and Islacom LEC.

All access and termination charges stated above are exclusive of VAT.

c) Revised Termination Charges for International Calls for IGF to LEC.

Under the amendments signed, PLDT and Smart on the one hand and Globe and Islacom on the other hand agreed to pay each other an access charge of US$0.08 per minute for calls passing through their respective IGF and terminating to other's LEC subscribers. This is a reduction from the previous access charge of US$0.095 and took effect on 1 July 2001.

d) Revised Termination Charges for IGF to CMTS.

Under the amendments signed, PLDT and Smart IGF will pay Globe and Islacom US$0.12 for calls passing through the PLDT and Smart IGF and terminating to Globe and Islacom CMTS. Globe and Islacom will pay Smart CMTS US$0.12 for calls passing through Globe and Islacom IGF and terminating to Smart CMTS. These new rates will be effective 1 October 2001. The existing rate of US$0.095 will remain effective until the new rates come into effect.

e) Transit Traffic Arrangements with PAPTELCOs.

PLDT and Globe signed a separate agreement by virtue of which PLDT will act as transit facility provider between Globe and provincial landline companies who are members of the Philippine Association of Private Telephone Companies (PAPTELCO).

PAPTELCOs will pay Globe CMTS ₱4.00 per minute for calls originating from PAPTELCO and terminating to Globe CMTS through PLDT. Globe will pay PAPTELCOs ₱2.75 per minute for calls originating from Globe CMTS and terminating to PAPTELCOs.

Globe will also pay PAPTELCO ₱1.00 for calls originating from Globe LEC and terminating to PAPTELCOs. PAPTELCO will pay Globe ₱1.00 for calls originating from PAPTELCO and terminating to Globe LEC. Hauling charges to PLDT apply.

The transit arrangements are without prejudice to Globe and PAPTELCOs coming into a direct interconnection arrangement at a future date.

On 26 November 2001, Standard & Poors (S&P) upgraded Globe Telecom's long-term corporate credit and senior unsecured ratings to 'double-B' from 'double-b-minus' (outlook stable). As stated in their press release, the ratings on Globe reflect its continued strong operations and improving financial performance, following the recently completed acquisition of cellular operator, Islacom. According to the release, the post-acquisition consolidated entity should strengthen the company's competitive position in the Philippines by increasing bandwidth capacity for future subscriber growth and by realizing economies of scale in network build-out, and other cost savings. This was the second credit rating upgrade from S&P for 2001.

On 28 November 2001, Globe issued a Notice to Warrant holders to remind them that the deadline for exercise of their right to subscribe to Common Shares is on January 28, 2002.

In November 2001, Globe inaugurated the GT Nasugbu Cable Landing station. This will house the transmission equipment that will connect the Philippines to a 17,000 kilometer long cable network linking countries of the Asia Pacific.

In the November 2001 issue of the Asian Business magazine, Globe ranked 31st in its Asia's Most Admired Companies Survey 2001 (AMAC). In the subcategory AMAC by Country, the company ranked 7th in the Philippines and in the AMAC by Attribute subcategory, also achieved the following ranks:

- 4th for Growth Potential
- 8th for Contribution to Society
- 7th for Online/Internet Strategy
- 3rd for Telecoms/Media

Last November 2001, Globe signed credit facilities worth $33 million with Societe Generale/GIEK. Proceeds from the facilities will be used to finance the supply of telecommunications equipment and related services.

On 12 December 2001, Globe inaugurated two new buildings in Cebu: the Globe Isla Plaza in the Cebu Business Park and the Globe Telecom IT Plaza in Lahug, a technical center and telepark that will house the latest in computer and communications systems and applications.

In addition, Globe is an intervenor in and Islacom is a party to Civil Case No. Q-00-42221 entitled "Isla Communications Co., Inc. et. al., versus National Telecommunications Commission et. al.," before the Regional Trial Court of Quezon City by virtue of which Globe and Islacom, together with other cellular operators, sought and obtained a preliminary injunction against the implementation of NTC Memorandum Circular No. 13-6-2000. NTC Memorandum Circular No. 13-6-2000 sought, among others, to extend the expiration of prepaid call cards to two (2) years. The National Telecommunications Commission appealed the grant of the injunction to the Court of Appeals (CA). On October 25, 2001, Globe and Islacom received a copy of the decision of the Court of Appeals (CA) ordering the dismissal of the case before the Regional Trial Court for lack of jurisdiction, but without prejudice to the cellular companies' seeking relief before the National Telecommunications Commission which the CA claims had jurisdiction over the matter. On 7 November 2001, Globe and Islacom filed a Motion for Reconsideration. The Companies received a copy of the decision 15 February 2002. On 22 Februrary 2002, the Company filed a Petition for Review with the Supreme Court seeking to revise the decision of the CA. The decision of the CA is still not immediately final and executory and cannot be implemented as Globe and Islacom still have a number of remedies available to them. In the event, however, that Globe and Islacom are not eventually sustained in their position and NTC Memorandum Circular No. 13-6-2000 is implemented in its current form, the companies would probably incur additional costs for carrying and maintaining prepaid subscribers in its network.

In the 27 December 2001-3 January 2002 issue of the Far Eastern Economic Review, Globe Telecom was included in their survey of Asia's Leading Companies. Specifically, Globe was ranked 6th and 2nd in the "Company Leaders" and "Innovative in Responding to Customer Needs" categories in the Philippines, respectively.

On 29 January 2002, Globe disclosed that its Board of Directors approved the declaration of a 25% stock dividend for 2002. All common stockholders as of record date will be entitled to receive the dividends. The declaration of a 25% stock dividend will be subject to shareholders' ratification at the Company's Annual Stockholder's Meeting scheduled on April 11. The proposed record date is April 30, 2002 and payment date will be 30 days from approval by the Securities and Exchange Commission and the Philippine Stock Exchange.

Finally, Globe Telecom's application for a Certificate of Public Convenience and Necessity (CPCN) was renewed for our wireless business last February 11, 2002.

(2) 2000

Operating Revenues

For the Year Ended 31 December		Globe (Parent) 2000		1999
Wireless Net Revenues (in Million Pesos)		15,694		6,369
Non-Service		3,252		1,032
Service		12,442		5,337
Wireline Net Revenues		2,847		2,353
Voice		2,053	053	1,794
Data	0	794		559
Carrier Net Revenues	2	1,536		715
Total Net Operating Revenues	2	20,077		9,437

Globe Telecom (Globe) had total net operating revenues of ₱20,077.2 million for year 2000, an increase of 112.8% or ₱10,640.4 million from ₱9,436.8 million in 1999. Net operating revenues include the value of all telecommunications services provided which are recognized when earned and stated net of the share of other telecommunications carriers, under existing correspondent or interconnection agreements.

From January 2000, Globe changed its internal revenue sharing method with respect to allocating outgoing international revenues among the wireless, wireline and carrier services groups, from an access charging method to a transfer pricing method. In the discussion below, revenues for 1999 have been translated to reflect the transfer pricing method to facilitate comparison with revenues for 2000.

In 2000, the revenue contribution by Globe's wireless and wireline business segments reached 78.2% and 14.2% of total net operating revenues, respectively, while carrier services contributed 7.6% of total net operating revenues. The corresponding contributions by each business segment in 1999 were 67.5% by wireless, 24.9% by wireline, and 7.6% by carrier services. Total interconnection charges or payouts to other carriers declined to 21.0% of gross service revenues in 2000, from 31.8% in 1999, due to the growth in traffic maintained within Globe's internal network and the growth in other service revenues which do not involve interconnection payments to other carriers.

Wireless Services

Globe provides nationwide wireless communications services under the brand name *Globe Handyphone* using its GSM network. Wireless net operating revenues include: (1) fixed monthly charges, plus charges for local calls in excess of the free minutes for various *Globe Handyphone* postpaid plans; (2) airtime fees from the prepaid card service (prepaid card) recognized upon the earlier of (a) actual usage of the airtime value of the prepaid card or (b) expiration of the unused value of the prepaid card, which occurs two months after activation, but excluding any usage of call cards originally provided by Globe without cash proceeds (free airtime call cards); (3) revenues generated from international and national long distance calls and international roaming calls, net of any interconnection fees to other carriers and transfer pricing charges to the carrier services group; (4) revenues from value-added services such as text messaging; (5) one-time registration fees for new subscriptions; and (6) proceeds from sale of handsets, SIM cards and other phone accessories.

One-time registration fees received from certain wireless subscribers are included under net operating revenues. The related costs incurred in connection with the acquisition of subscribers are also charged to operations under operating costs and expenses. The average subscriber acquisition cost (net of the value of free airtime call cards given as commissions to dealers) is higher than the one time registration fee collected from subscribers in all cases. The registration fees are essentially a reimbursement of the cost of connecting a customer.

Revenues from prepaid cards are recorded net of the related value of free airtime call cards given as commissions to dealers. The corresponding commission expense paid to dealers are also recorded net of commissions paid in the form of free airtime call cards. The value of free airtime call cards is not considered an expense. While subscriber usage of free airtime call cards are not included in revenues, any payments to other carriers arising from usage of free airtime call cards are recorded as part of total interconnection fees to other carriers. Revenues from the sale of prepaid cards are also recorded net of cash discounts on the prepaid cards sold to the dealers.

Sales proceeds from discounted handsets are recorded under operating revenues while the corresponding acquisition costs of the handsets are recorded under operating cost and expenses in the income statement during the period incurred.

Wireless net operating revenues increased by ₱9,325.2 million or 146.4% to ₱15,694.5 million in 2000 from ₱6,369.3 million in 1999. The increase in wireless net operating revenues reflected strong subscriber growth in this business. Wireless service interconnection charges and payouts to other carriers declined to 12.1% of gross wireless revenues in 2000, from 14.9% in 1999, primarily due to the growth in call traffic originating and terminating among Globe's subscribers. Revenues from wireless data services, 96.2% of which are from our Short Message Service (SMS), increased by 494.3% to ₱2,656.3 million in 2000, from ₱447.0 million in 1999. Revenues from wireless data services accounted for 16.9% of wireless net revenues in 2000, an increase from 7.0% in 1999.

On 04 September 2000, Globe announced its voluntary decision to offer its a rebate package worth approximately ₱300 million, as a gesture of goodwill for their continued loyalty to Globe despite the occurrence of a software glitch in Globe's Pre-Paid Intelligent Network system in July 2000. As the rebates were credited to subscribers beginning 15 October 2000, the effect of the rebate is fully reflected in the fourth quarter results of 2000 on an after-tax and one-off basis. Beginning 15 October 2000, Globe credited to the account of prepaid subscribers a one-time rebate of free airtime valued at ₱125. Postpaid subscribers were given a one-time 50% discount on their monthly service fee, which was reflected in their October or November statements.

Wireless Services - Postpaid

Postpaid subscribers increased by 62.2% to 351,909 as of 31 December 2000, from 216,920 as of 31 December 1999. There was an average of 11,249 new postpaid subscribers per month in 2000. The percentage of high-end postpaid subscribers was 24.6% as of 31 December 2000, compared to 35.8% for the same period in 1999. High-end subscribers are those enrolled under the Business, Executive and CEO postpaid plans.

The average monthly net operating revenue (ARPU) per postpaid wireless subscriber declined by 4.5% to ₱1,693 in 2000, from ₱1,773 in 1999. Globe's 25% effective reduction in wireless tariffs implemented at the start of the year contributed to the decline in net ARPU. Also, International Long Distance (ILD) rates for wireless subscribers were further reduced in June 2000 to US$0.40 per minute (inclusive of the 10% overseas communication tax), regardless of time and destination, from a peak / off-peak rate of US$0.70 / US$0.50. Average monthly net operating revenue (ARPU) per postpaid subscriber is calculated based on fully-loaded net operating revenue (excluding one-time registration fees and proceeds from handset sales) divided by the average number of subscribers for the period, divided by the number of months in the period. The average number of subscribers is defined as the straight average of the

beginning and ending subscribers during the period. Wireless net revenues used in the computation of ARPU are fully-loaded by adding back the net revenue share of carrier services group in the ILD and NLD traffic generated by postpaid wireless subscribers.

On a gross basis, Globe's ARPU is calculated using gross postpaid subscriber revenues without deducting any interconnection expenses and excluding non-recurring revenues such as proceeds from handset sales and one-time registration fees, divided by the average number of subscribers, and then divided by the number of months in the period. Globe's ARPU on a gross basis decreased 11.3% from ₱2,513 in 1999 to ₱2,230 in 2000.

The acquisition cost per postpaid subscriber declined 40.2% to ₱3,237 in 2000 from ₱5,410 in 1999, due to the drop in handset subsidy and the distribution of advertising expenses over a wider subscriber base. As of 31 December 2000, handset subsidies accounted for 46.6% of acquisition costs, commissions 29.2% and advertising expenses 24.2%. In 1999, handset subsidies accounted for 36.7% of acquisition costs while commissions and advertising expenses accounted for 12.1% and 51.2%, respectively.

The average monthly churn rate for postpaid subscribers is defined as total disconnections net of reconnections divided by the average postpaid subscribers, divided by the number of months in the period. Postpaid churn rate averaged 1.3% per month in 2000, lower than the 1.4% reported in 1999. For postpaid subscribers, permanent disconnections are made after a series of collection steps following non-payment. Such permanent disconnections generally occur well within 90 days from statement date.

Wireless Services - Prepaid

Prepaid subscribers totaled 2,211,552 as of 31 December 2000, increasing by 216.2% from 699,399 as of 31 December 1999. There was an average of 126,013 new prepaid subscribers per month in 2000. Globe activates a prepaid subscriber when the subscriber purchases a SIM card and turns it on for the first time. Subscribers can reload airtime value by purchasing prepaid cards, which are sold in denominations of ₱250, ₱500 and ₱1,000. When a prepaid subscriber loads airtime value into Globe's system, the subscriber has two months to use the value. When the airtime value is used up or expires, whichever comes earlier, the subscriber retains use of the wireless number to receive incoming calls. However, if the subscriber does not reload value even after another four months, the subscriber loses the wireless number and the account will be permanently disconnected. At that point, the subscriber is then considered as part of churn.

Revenues from the sales of prepaid call cards are initially recognized as deferred revenues and are shown as part of accounts payable and accrued expenses in the balance sheet since service has not yet been rendered. Deferred revenues shown in the balance sheet were ₱568.5 million as of 31 December 2000, compared to ₱154.8 million as of 31 December 1999. Revenue is recognized upon actual usage of the airtime value of the prepaid card or expiration of the unused value of the prepaid card, whichever comes earlier. Revenues from prepaid cards are recorded net of the value of any free airtime call cards (given as commissions to dealers). Total cash discounts on the prepaid cards sold to dealers increased 355.1% to ₱962.5 million as of 31 December 2000 from ₱211.5 million as of 31 December 1999.

The ARPU (net of any interconnection charges) per prepaid subscriber was ₱411, a 14.5% increase from ₱359 in 1999. Average monthly net operating revenue per prepaid subscriber is calculated based on fully-loaded net operating revenues (net of payouts) divided by the average number of subscribers, divided by the number of months in the period. Wireless net revenues used in the computation of ARPU are fully-loaded by adding back the net revenue share of carrier services group in the ILD and NLD traffic generated by prepaid wireless subscribers. Despite the drop in wireless tariffs, net prepaid ARPU increased due to increased wireless data usage.

Gross prepaid subscriber revenues is defined as subscriber revenues before interconnection expenses excluding non-recurring revenues such as handset sales and free airtime call cards given as commissions to dealers. Gross ARPU is gross subscriber revenues divided by the average number of subscribers, divided by the number of months in the period. Globe's prepaid gross ARPU was ₱489 for 2000 which is 27.0% higher than ₱385 in 1999. The increase in gross prepaid ARPU is driven mainly by increased wireless data usage per subscriber.

The acquisition cost per prepaid subscriber increased to ₱385 for the year 2000 from ₱44 for 1999, primarily due to the increase in commissions and handset subsidies. In 2000, handset subsidies accounted for 51.2% of acquisition costs, commissions 28.8% and advertising costs 20.0%. Of the total acquisition cost in 1999, ₱61 went to commissions, ₱58 to advertisements, while handset subsidy recorded was negative ₱75 due to higher market value of handsets and higher revenues from sales of SIM packs.

The cost of free airtime call cards given out as commissions to dealers are excluded from the computation of total acquisition cost consistent with the non-recognition of the corresponding revenue related to these free airtime call cards. The corresponding interconnection payments due to other carriers generated by the subscriber usage of these free airtime call cards are recognized as incurred.

The average monthly churn rate for prepaid subscribers decreased to 1.1% in 2000 from 1.4% in 1999. Average monthly churn rate for prepaid subscribers is defined as permanent disconnection of subscribers, as defined above, divided by the average of beginning and ending subscribers, divided by the number of months in the relevant period.

Wireline Services – Voice

Globe provides wireline voice communication services, including local, national long distance, international long distance and other value-added services, under the brand name *Globelines*. Globe provides wireline voice services in three specific geographic areas in the Philippines, including parts of Metropolitan Manila, the Calabarzon region and Central Mindanao, which had a total of approximately 10.9 million inhabitants as of 1 May 2000.

Wireline communication service revenues consist of: (1) monthly service fees including currency exchange rate adjusments (CERA); (2) installation charges and other one-time fees associated with the establishment of the service; (3) revenues from international and national long distance calls made by wireline and payphone customers, net of interconnection fees to other carriers and transfer pricing charge to carrier services; (4) Globe's share on payphone revenues from local calls; and (5) revenues from value-added services.

Wireline voice net operating revenues increased by ₱259.2 million or 14.5% to ₱2,053.0 million in 2000 from ₱1,793.8 million in 1999. The rise in wireline net operating revenues is attributed to the significant increase in revenues from national long distance and payphone services, offsetting the drop in international long distance services (ILD) revenues, resulting from the continuing decline in international settlement rates. Wireline voice subscribers increased by 12.5% to 157,582 as of 31 December 2000, from 140,130 as of 31 December 1999. As of 31 December 2000 business subscribers were 27.2% of total subscribers from 22.6% as of 31 December 1999. In 2000, the average churn rate was 1.6% per month compared to 2.7% per month in 1999. Globe's disconnection policy is to permanently terminate subscribers with unsettled bills 115 days for residential subscribers and 155 days for business subscribers from statement date. We make full allowance for accounts of residential and business subscribers that are 90 and 150 days past due, respectively.

Wireline voice interconnection expenses to other carriers declined to 28.4% of gross wireline voice service revenues in 2000, from 34.9% in 1999, primarily due to the decline in the

International Gateway Facilitiy-Local Exchange Carrier access charge from US$0.17 to US$0.125 beginning March 2000.

Wireline Services – Data

Globe offers nationwide wireline data, consisting of international and domestic leased lines, telex, internet and other wholesale transport services, through a variety of brands. Wireline data net operating revenues consist of billings for these services net of the share of other carriers for the telex service. Wireline data net operating revenues increased by ₱235.0 million or 42.1% to ₱793.5 million in 2000 from ₱558.5 million in 1999, mainly reflecting increased growth in the number of active leased line customers and increases in internet service revenues.

Revenues from international leased lines increased 28.8% to ₱280.0 million in 2000 from ₱217.4 million in 1999. The number of circuits for international leased lines as of 31 December 2000 increased by 26.0% to 63 circuits from 50 circuits as of 31 December 1999. The estimated monthly revenue per line for international leased lines declined 8.3% to US$8,530 in 2000 from US$9,306 in 1999.

Revenues generated from domestic leased lines also increased 21.1% to ₱275.7 million in 2000 from ₱227.7 million in 1999. The total number of circuits increased 59.7% to 923 as of 31 December 2000 from 578 circuits as of 31 December 1999. This translates to a monthly revenue per circuit of US$573 in 2000, 32.0% lower than US$843 posted in 1999.

Globe provides internet access to subscribers nationwide under the GlobeNet brand name. These services range from basic internet access for dial-up accounts to integrated business solutions for dedicated leased line subscribers such as corporate customers and internet service providers. In 2000, revenues from internet services increased 170.4% to ₱210.4 million from ₱77.8 million in 1999. The number of dial-up customers increased 17.2% to 654 as of 31 December 2000 from 558 as of 31 December 1999, while the number of dedicated leased lines increased 294.3% to 485 from 123. During the year 2000, 12.7% of internet revenues was accounted for by dial-up accounts and 87.3% was contributed by dedicated leased line subscribers. For the same period in 1999, revenues from dial-up accounts made up 18.5% of internet revenues, while revenues from dedicated leased lines accounted for 81.5%. The estimated monthly revenue per internet subscriber declined 30.5% to US$805 in 2000 from US$1,159 in 1999.

Across all wireline data service revenues, ARPUs continue to decline due to competition. Globe intends to continue pricing its services competitively, while at the same time improving its ability to win new customers and new business through a continuing expansion of its wireline data services infrastructure and product offerings.

On a combined wireline voice and wireline data basis, ARPU per wireline subscriber during the period increased by 20.6% to ₱1,726 from ₱1,431 in 1999, because higher revenues generated by wireline data. ARPU per wireline subscriber is calculated based on net operating revenues (combined voice and data, net of any interconnection charges) less one-time installation revenues, divided by the average number of wireline voice subscribers for the period, divided by the number of months in the period.

Carrier Services (International and National Long Distance and Inter-Exchange Services)

Globe offers international and national long distance services and inter-exchange carrier services (IXC). Globe offers international long distance services (ILD) between the Philippines and over 200 countries under its brand name, *Globelink*. This service generates revenues from both inbound and outbound international call traffic with pricing based on agreed international settlement rates for inbound traffic revenues and NTC-approved ILD rates for outbound traffic revenues. Through the Globe Domestic Toll Service, Globe also offers national long distance

services (NLD) to Globelines and Globe Handyphone subscribers to any subscriber of a Philippine communications provider located anywhere in the country. Globe also operates as an inter-exchange carrier (IXC), using its Nationwide Digital Transmission Network (NDTN) for hauling national and international interconnection traffic among local exchange and Cellular Mobile Telephone System (CMTS) operators in the Philippines.

Net operating revenues from carrier services increased by ₱820.9 million or 114.8% to ₱1,536.2 million in 2000, from ₱715.2 million in 1999. The increase in carrier's net operating revenues resulted from the increase in call volumes more than offsetting the reduction in wireless tariffs implemented at the beginning of 2000.

There is continuing and increased competition among telecommunication companies in the Philippines, resulting in continuing subscriber tariff reductions. With an expanding network and operational scale, Globe had continually lowered subscriber tariffs in line with its strategy of providing the best value for customers. The effects of continued tariff reductions are partly offset by increased traffic volumes.

Carrier Services - International Long Distance (ILD)

International long distance service revenues of the carrier services group are mainly composed of: (1) settlements based on agreed international settlement rates from foreign telecommunications carriers for incoming international calls, net of any transfer price payable to Globe's wireline and wireless businesses or other domestic carriers for inbound traffic terminating to Globe's or other carriers, respectively; (2) transfer price revenues from wireless and wireline customers for outgoing international calls, net of amounts payable to foreign telecommunications carriers; and (3) international access charges paid to Globe by customers of other domestic carriers for accessing Globe's international gateway facility.

Globe's total international long distance call volume rose to 484.8 million minutes as of 31 December 2000, a 49.4 % increase compared to the 324.5 million minutes as of 31 December 1999. Outbound ILD call volume increased by 152.1 % to 96.8 million minutes compared to 38.4 million minutes as of 31 December 1999. Inbound ILD call volume increased by 35.6% to 388.0 million minutes in 2000, from 286.1 million minutes in 1999. The international interconnection charges and payouts of the Carrier Services Group to other carriers declined to 57.9% of gross international long distance service revenues for 2000, from 79.1% in 1999, due to more traffic terminating to Globe's network.

International long distance revenues in 2000 rose 43.3% to ₱647.5 million from ₱451.7 million in 1999. However, these figures only represent the Carrier Services Group's share of ILD revenues. On a total company basis, international long distance revenues were ₱3,149.5 million in 2000, 65.2% higher than ₱1,906.3 million in 1999. ILD revenues accounted for 15.7% of total company net revenues in 2000, compared to 20.2% for the same period last year.

Foreign currency linked revenues were 17.5% of total company revenues for 2000 versus 25.6% for the same period in 1999. Foreign currency linked revenues include those that are (1) billed in foreign currency and settled in foreign currency, or (2) billed in Pesos at rates linked to a foreign currency tariff and settled in Pesos. They include outbound and inbound international revenues, international roaming revenues, and certain wireline data revenues. Foreign currency linked revenues do not include revenues arising from the application of the Foreign Currency Adjustment (FCA) or Currency Exchange Rate Adjustment (CERA) mechanism, under which a telecommunications company such as Globe has the ability to pass the effects of local currency depreciation to its subscribers. Revenues arising from the application of FCA or CERA were 4.1% of total net revenues in 2000 from 6.0% in 1999.

Carrier Services - Inter-Exchange (IXC) inclusive of National Long Distance

Globe operates as an inter-exchange carrier (IXC), using its Nationwide Digital Transmission Network (NDTN) for hauling national and international interconnection traffic among local exchange and CMTS operators in the Philippines.

Globe also offers national long distance services (NLD). Revenues from national long distance services (NLD) are generated from calls outside of local service areas but within the Philippines. These charges are billed by the carrier whose subscriber originates a call, and if a call is carried through a backbone network of another carrier or terminates with the subscriber of another carrier, the charges for the call are generally apportioned 30% for the originating entity, 40% for the backbone owner and 30% for the terminating entity, based on existing NLD revenue-sharing agreements. The internal revenue sharing method is similar for NLD calls made within Globe's network. When a call is made by a Globe wireless or wireline subscriber, 30% is retained by either the wireless services group or the wireline services group, 40% is credited to the IXC business of the carrier services group and 30% is paid to the called party.

In 2000, Globe's NLD call volume increased to 524.4 million minutes, a 62.3% increase from 323.1 million minutes in 1999. Outbound NLD call volume increased by 25.6% to 260.9 million minutes in 2000, compared to 207.8 million minutes for the same period in 1999. Inbound NLD calls increased 128.5% to 263.5 million minutes in 2000, compared to 115.3 million minutes in 1999. These NLD minutes include inbound and outbound call volumes generated by the wireless and wireline services.

The carrier service group's IXC service revenues in 2000 increased by 237.3% to ₱888.7 million from ₱263.5 million in 1999. On a total company basis, national long distance revenues were ₱2,017.2 million in 2000, or 10.0% of total net operating revenues. In 1999, NLD revenues amounted to ₱883.0 million and accounted for 9.4 % of total net revenues.

Costs and Expenses

For the Year ended 31 December	Globe (Parent) 2000		1999
Total Costs and Expenses (in Million Pesos)	15,466		7,732
Operating	10,946		5,304
Cost of Sales	4,984		1,466
Staff Costs	861		754
Marketing	909		531
Administration	1,323		803
Repairs and Maintenance	422		232
Services	523		449
Others	246		141
Corporate Costs	1,678	1,6	928
Depreciation and Amortization	3,343		1,950
Provision for Doubtful Accounts	1,085		436
Other Provisions (Recoveries)	92		41

Operating costs and expenses increased by ₱5,641.8 million or 106.4% to ₱10,946.2 million in 2000 from ₱5,304.4 million in 1999. The increase in operating expenses is mainly due to the steep rise in cost of sales consistent with the rapid growth in subscribers and the increase in the number of handsets sold.

As a percentage of net operating revenues, the level of operating costs and expenses declined to 54.5% in 2000 from 56.2% during 1999. Operating expenses, other than cost of sales, particularly staff and administrative costs, declined as a percentage of net operating revenues.

Depreciation and amortization increased by ₱1,393.0 million or 71.4% to ₱3,343.3 million in 2000, from ₱1,950.3 million last year. The increase reflected additional depreciation expenses

related to various telecommunications equipment placed in service. As a percentage of net operating revenues, depreciation and amortization declined to 16.7% in 2000, from 20.7% in the same period in 1999, primarily due to the significant increase in net operating revenues. Depreciation is computed using the straight-line method over the estimated useful life of the assets (ranging from 5-20 years depending on the type of asset) regardless of utilization.

Provisions for doubtful accounts which consist of provisions for traffic settlement receivables and subscriber receivables increased by 148.8% or ₱648.9 million to ₱1,085.1 million in 2000 from ₱436.2 million in 1999. As a percentage of net operating revenues, provision for doubtful accounts increased to 5.4% in 2000 from 4.6% in 1999. The steep rise in provision for doubtful accounts is mainly due to two factors:

(a) In April 2000, the Company adopted a policy of providing full allowance for international and national traffic settlement accounts which are not settled 10 months from the transaction date. Additional provisions are made for accounts specifically identified by the company to be doubtful of collection. This resulted in an additional ₱324.2 million allowance for bad debt for traffic receivables;

(b) Globe has a 50% investment in shares of stock of Pintouch Telecom, LLC (PTL), a limited partnership organized in the United States of America with Pacific Gateway Exchange (PGE), a facilities-based international carrier in the United States. On 22 May 2000, PGE, in its Form 10-Q filed with the US Securities and Exchange Commission, reported that it experienced a liquidity shortage and was in default of certain provisions of its bank credit facility, including a payment default. On 19 October 2000, the Board of Directors (BOD) approved a resolution to seek the dissolution of PTL and a termination of Globe's Limited Liability Agreement with PGE and other agreements with PGE and/ or PTL. On 17 January 2001, PGE gave its consent to the dissolution of PTL. As of 31 December 2000, Globe had a total of US$6.1 million (₱252.2 million) net receivables from PGE. In the second quarter of 2000, Globe deemed it prudent to provide a 100% allowance for bad debt on these receivables. A 100% provision for decline in the value of investment in PTL amounting to ₱32.4 million was also booked under the non-operating income (charges) account for the year 2000.

Provisions for bad debt arising from subscriber receivables, on the other hand, amount to ₱508.7 million as of 31 December 2000, an increase of 16.6% from ₱436.2 million as of 31 December 1999. Globe's provisioning policy for subscriber receivables is calculated using a balance sheet approach, with full allowance for bad debt against receivables from permanently disconnected subscribers. Specifically, for wireless subscribers, permanent disconnections are made after a series of collection steps following non-payment. Such permanent disconnections for wireless subscribers generally occur within 90 days. Full allowance for bad debt is also provided for residential and business wireline subscribers with outstanding receivables that are 90 and 150 days past due, respectively. The balance sheet allowance for bad debt is increased by provisions and reduced by write-offs. Net subscriber days receivable increased to 53 days as of 31 December 2000 from 50 as of 31 December 1999.

In accordance with Globe's policy of stating its inventories at net realizable value, a total of ₱91.7 million provision for inventory obsolescence and market decline was recognized as expense as of 31 December 2000, 124.2% higher than ₱40.9 million provision for inventory losses and market decline as of the same period last year. Inventories and supplies are stated at the lower of cost or market value, with cost determined using the moving-average method. An allowance is also provided for obsolescence and possible losses. Full obsolescence allowance is provided when the inventory is not moving for more than a year. A 50% allowance is also provided for slow moving items. An allowance for market decline is also provided equivalent to the difference between the cost and the market value of inventories. When inventories are sold, the related allowance is reversed in the same period, with the appropriate sales (revenues) and cost of sales (expenses) recognition.

Earnings before interest, taxes, depreciation and amortization (EBITDA), before other income (expense) in 2000 increased 117.6% to ₱7,954.2 million, from ₱3,655.1 million in 1999, due to higher revenues recorded for the period. EBITDA margin as of 31 December 2000 increased slightly to 39.6% compared to 38.7% in 1999 despite the provisions made on traffic receivables from PGE, the increase in wireless subscriber acquisitions costs on higher volume of subscribers and the impact of the rebate granted to wireless subscribers.

Net operating income in 2000 was ₱4,610.9 million, 170.5% more than the ₱1,704.8 million net operating income in 1999.

Net interest expense increased by ₱1,060.8 million or 145.9% to ₱1,787.8 million in 2000, from the ₱727.0 million posted in 1999. This increase primarily reflected additional debt incurred to finance the expansion of our wireless networks. Interest and other related financing charges on borrowed funds used to finance the acquisition of property and equipment to the extent incurred during the period of installation are capitalized as part of the cost of the property. The capitalization of these borrowing costs, as part of the cost of the property, (a) commences when the expenditures and borrowing costs being incurred during the installation and related activities necessary to prepare the property for its intended use are in progress; and (b) ceases when substantially all the activities necessary to prepare the property for its intended use are complete. These costs are amortized using the straight line method over the estimated useful lives of the related property.

As a percentage of net operating revenues, net interest expense also increased to 8.9% from 7.7% due to increased long-term debt, which includes the US$220 million 10-year senior notes issued in August 1999. Capitalized interest in the year 2000 amounted to ₱565.3 million, an increase of 100.8% from ₱281.5 million for the same period in 1999.

Other expense amounted to ₱246.0 million in 2000 from an income of ₱3.4 million last year. The increase in this amount is mainly due to foreign exchange losses and currency swap costs incurred from the long-term currency swap contract entered by the Company during the second half of 1999 and 2000 to hedge its long term foreign exchange risk. (Please refer to Foreign Exchange Exposure Section for a more detailed discussion). The provision for the decline in value of the investment in PTL amounting to ₱32.4 million in 2000 was also charged to this account. Provision for current income tax for the year 2000 amounted to ₱168.17 million.

Income before tax amounted to ₱2,577.1 million in 2000, an increase of 162.6% from ₱981.2 million in 1999. For the year 2000, Globe's provision for deferred income tax amounted to ₱860.1 million. The Company provides for deferred income tax to recognize the tax consequence attributed to the difference between the financial reporting bases of assets and liabilities and their related tax bases.

Globe had no taxable income from 1996 to 1998 because of losses incurred during the start-up of its wireless and wireline businesses. However, starting in 1998 Globe had been subject to the higher of the minimum corporate income tax (MCIT) equivalent to 2% of gross income as defined under applicable laws or the regular corporate income tax (RCIT). MCIT payments are creditable against the Company's RCIT liabilities within the next three years. Also, starting in 1998, Globe became entitled to Net Operating Loss Carry-Over (NOLCO) which allows Globe to offset such loss to its taxable income within three years following the year when the NOLCO was incurred. For the year ended 31 December 2000, Globe had fully utilized the deferred tax asset on NOLCO and MCIT paid in 1998 and 1999 due to the increase in taxable income.

As a result of the factors discussed above, Globe achieved a 64.9% increase in net income of from ₱939.5 million in 1999 to ₱1,548.8 million in 2000. Accordingly, basic and diluted earnings per common share rose to ₱22.678 and ₱20.337 (after reverse stock split), respectively, in 2000 compared to the ₱15.463 and ₱13.757, respectively, in the comparable period in 1999. In

1998, Globe adopted Accounting Standards Council (ASC) Statement No. 29 "Earnings Per Share". Under this accounting change, basic earnings per share (EPS) is computed by dividing net income by the weighted average number of shares outstanding during the year including fully paid but unissued shares as of the end of the year. Diluted EPS is computed assuming that the stock options, rights and warrants were exercised. Earnings per share data for 1999 were restated to effect the 1:50 reverse stock split which took effect on 24 August 2000.

Foreign Exchange Exposure

The Philippine Peso depreciated against the US dollar as it closed at ₱49.99:US$1 on 31 December 2000 from ₱40.29:US$1 at 31 December 1999. As a result of the conversion of foreign currency denominated assets and liabilities, the Company reported net foreign exchange revaluation losses of ₱3,615.5 million in 2000. Foreign exchange losses attributed to the restatement of foreign currency denominated liabilities used to finance the acquisition and installation of property were ₱3,478.0 million, which were recorded as addition to the carrying value of the appropriate property accounts. Total capitalized foreign exchange losses amounted to ₱5,120.1 million as of 31 December 2000. The total accumulated depreciation on the capitalized foreign exchange losses for assets already being used in operations was ₱492.3 million. The foreign exchange differentials arising from a restatement of foreign currency denominated balance sheet accounts other than those relating to liabilities or borrowed funds attributed to financing capital projects were credited or charged to current operations. Such net foreign exchange losses charged to operations after considering the capitalized portion of the foreign exchange loss amounted to ₱137.6 million.

Foreign exchange risk is mitigated by short-term hedges of the US$ monetary assets and liabilities position, and by longer term hedges of selected US$ debt primarily by cross currency swaps. Starting in 1999, Globe adopted a policy of hedging up to 90% of the US$ assets minus liabilities position (excluding loans in respect of which foreign exchange losses can be capitalized) with short-term forward exchange contracts. Moreover, depending on the company's foreign exchange outlook, committed US$ denominated transactions are also hedged using forward exchange contracts. As of 31 December 2000, the Company had no outstanding short-term forward contracts.

As of 31 December 2000, the Company had US$96.9 million in outstanding foreign currency swap agreements with various banks, under which it effectively swaps the principal of its long-term US$ debt into Philippine Peso debt with semi-annual payment intervals up to November 2006. The effective interest rates related to these outstanding agreements range from 5% and 14% of notional amounts.

The aggregate mark-to-market gain on the outstanding foreign currency swap agreements as of 31 December 2000 was estimated at US$19 million such unrealized market gain is not incuded in the year 2000 earnings. Taking into account these currency swaps as of 31 December 2000, approximately 27.7% of the company's loans were effectively denominated in Pesos.

Exposure draft No. 37 of the Accounting Standards Council, "The Effects of Changes in Foreign Exchange Rates", proposes restrictive criteria to allow capitalization of foreign exchange differentials. Upon effectivity on January 1, 2002, the Company may no longer be able to continue to capitalize foreign exchange differentials.

Liquidity and Capital Resources

Net cash flow from operating activities for the year ended 31 December 2000 increased by 28.2% to ₱4,977.6 million compared to ₱3,881.8 million for 1999 as a result of increased net earnings and less working capital requirements.

Net cash flow used in investing activities increased to ₱15,628.6 million in 2000 from ₱7,206.8 million for 1999. The bulk of investing activities involved the purchase of equipment or services from foreign suppliers in connection with the development of Globe's wireless, wireline and carrier services. Capital expenditure in 2000 amounted to ₱19,207.1 million, which includes ₱5,072.3 million non-cash investing activities.

Net cash flow from financing activities increased by 40.5% to ₱9,831.9 million during the year 2000 from ₱6,997.2 million in 1999. Total gross debt as of 31 December 2000 amounted to ₱28,210.5 million. Of this amount, ₱19,739.4 million is long-term debt and ₱6,772.0 million is short-term debt (including current portion of long-term debt). Total debt includes trust receipts of ₱1,699.1 million. Loan repayments for the year amounted to ₱7,961.6 million.

Stockholders' equity was ₱19,593.5 million as of 31 December 2000. Globe's gross debt to equity ratio has increased to 1.44:1.00 as of 31 December 2000 from 1.07:1.00 as of 31 December 1999. On 16 October 2000, Globe successfully completed the listing of the Globe Telecom Holdings, Inc. (GTHI) PDRs or Philippine Deposit Receipt, which were backed by new Globe common shares. GTHI issued US$100 million worth of PDRs.

Total assets as of 31 December 2000 amounted to ₱63,465.5 million, a 74.1% increase over ₱36,462.0 million as of 31 December 1999. Total plant and equipment, net of depreciation, reached ₱45,179.3 million, 75.7% higher than ₱25,714.7 million as of 31 December 1999 due to increased capital spending. Net Receivables increased 82.2% to ₱8,155.7 million as of 31 December 2000 from ₱4,475.2 million as of 1999.

Return on Equity in 2000 increased to 9.4% in 2000 from 6.9% for 1999. Operating income to assets increased to 9.2% in 2000 from 5.6% in 1999. The Company plans to continue its aggressive expansion pace with significant investments in telecommunications equipment. The majority of the capital expenditures will be spent for wireless telecommunications equipment, such as the purchase of switches, base stations, radio equipment, transmission links and various computer platforms to provide more value-added services for Globe's subscribers. From 905 cellsites as of 30 September 2000, Globe has put up an additional 263 sites, bringing the total number of cellsites as of 31 December 2000 to 1,168. Globe has also increased the number of its Mobile Switching Centers (MSC), which provide the interconnectivity between mobile stations, and with other local and foreign telecommunications operators. One MSC can accommodate anywhere from 150,000 to 400,000 subscribers. From six (6) MSCs as of 31 December 1999, this has grown to 14 MSCs by end of December 2000. Likewise, network capacity has increased from 1.2 million as of the year ended 1999 to 3.45 million subscribers as of 31 December 2000.

Other Information

Combination with Islacom

Key Events

In May 1999, Ayala Corporation (AC), a major shareholder of Globe Telecom, acquired an indirect controlling interest in Islacom, local provider of GSM cellular, fixed line, and international long distance services. The acquisition is part of an agreement between the Globe's major shareholders, AC and Singapore Telecom International (STI), and Islacom's major shareholder, Deutsche Telecom AG (DT), to explore a possible combination of their respective operations. In June 1999, the parties began conducting financial, operational and valuation reviews of the companies.

On 05 November 1999, AC, STI and DT signed an agreement outlining the preliminary structure of a combination between the Globe and Islacom. Under the terms of the agreement, the three parties will work together to finalize a structure and the mechanics of a combination of the two

companies, and that Globe will issue new common shares to DT, and will issue new preferred shares to Asiacom that will be 60% owned by AC, 20% by STI and 20% by DT.

On 22 February 2000 Globe and its principal shareholders AC, STI and Islacom and its principal shareholders Asiacom and DeTeAsia Holding GmbH (a wholly-owned subsidiary of DT) entered into a General Agreement for a combination of the business and operations of Globe and Islacom.

The General Agreement contemplates that Globe will issue a package of new Globe common and preferred shares to Islacom's shareholders in exchange for 100% of the issued and outstanding stock of Islacom.

The transaction highlights are described below:

- Declassification of the Class A and Class B Common Shares and creation of a single class of Common Shares;
- Reverse stock split by changing the par value of the Common Shares from ₱1.00 per share to ₱50.00 per share;
- An increase in authorized capital stock, from ₱5.0 billion to ₱11.25 billion;
- Amendments to the Amended Articles of Incorporation to reflect changes to Article Seven thereof;
- The issuance from the increase in capital of 158,515,021 new "Series A" Convertible Preferred Shares at the par value of ₱5.00 per share to a holding company, Asiacom Philippines, Inc. ("Asiacom") that will be owned 60% by AC, 20% by STI, a wholly-owned subsidiary of Singapore Telecommunications Ltd, and 20% by DeTeAsia Holding GmbH ("DeTeAsia"), a wholly-owned subsidiary of Deutsche Telekom AG, in exchange for Asiacom's holdings equivalent to 60% of the issued and outstanding capital stock of Islacom in accordance with Section 39 of the Corporation Code;
- The issuance from the increase in capital of 28,830,860 new Common Shares at the par value of ₱50.00 per share to DeTeAsia, in exchange for 40% of the issued and outstanding shares of Islacom in accordance with Section 39 of the Corporation Code, and;
- The issuance of additional 31,470,367 new "Series A" Convertible Preferred Shares at the par value of ₱5.00 per share to all stockholders of Globe, except AC and STI, as of record date to be fixed by the Board of Directors in proportion to their respective equity holdings in the Company.

The Board of Directors of Globe obtained the approval of the combination, as well as these proposed revisions to the Company's capital structure during the stockholders' meeting on 24 April 2000.

As part of the changes to Globe's capital structure, on 10 August 2000, the Philippine Securities and Exchange Commission approved the declassification of Class A and Class B common shares, the creation of a single class of common shares, and the one for 50 reverse stock split in the capital stock of Globe. The declassification and the stock split became effective on 24 August 2000.

On 06 February 2001 Globe received a copy of the decision of the National Telecommunications Commission (NTC) dated 02 February 2001 approving the share swap transactions in the Islacom acquisition. The Securities and Exchange Commission (SEC) approval is expected approximately two (2) to three (3) months thereafter. The financial closing of the Globe-Islacom transaction then is expected midyear, after all regulatory and corporate approvals are obtained.

On 05 March 2001, AC, STI, DT and Asiacom signed an agreement under which, subject to the approval of Philippine Securities and Exchange Commission (SEC) and Philippine Stock Exchange (PSE), DT and Asiacom will subscribe to 28,830,860 new Common and 158,515,021 Series "A" Convertible Preferred Shares, respectively, of Globe in exchange for 100% of the issued and outstanding capital stock of Islacom.

Other transaction approvals expected prior to the financial close of the combination in June 2001 include SEC approval on the share swap transaction, BIR approvals, PSE approvals for listing of new shares and various lender consents.

By the end of the year 2000, Globe and Islacom had substantially aligned back office processes, including billing, credit, information systems, cash management and accounting policies and procedures. Clean-up activities have also been substantially completed with respect to Islacom's balance sheet which includes a clean-up of the subscriber base and planning for recapitalization.

One of the organizational principles established is the centralization of all businesses or functions. Currently, Information Technology (IT), Finance, Administration and the Carrier Services are already centralized in Globe. Also, all business decisions will be made in a consolidated basis.

Strategic Implications of the Islacom Combination

Globe and Islacom will together have access to 25 MHz of spectrum. The access to additional spectrum gives Globe and Islacom significantly enhanced capacity for growth and allows them to venture into other wireless data applications.

The combined entity Globe also expects to realize cost savings through operating expense synergies, estimated at US$31 million per annum. This will come primarily from the integration of sales and marketing, administration, information technology and corporate functions of both companies. Other cost synergies will be driven by optimization of network planning, joint procurement of handsets and other equipment and reduced interconnect costs. The new entity will also be able to significantly reduce its capital expenditure requirements primarily through the elimination of duplicate capital spending on the cellular network and more efficient network planning. A reduction in capital expenditure of US$125 million is estimated over the next 18 months. This capex synergy estimate is based only on the current Phase 8 expansion program.

Globe stands to benefit from the support of Deutsche Telekom as a shareholder. Deutsche Telekom is known globally as a major wireless player and has extensive networks set up in Europe, United States and Asia.

Islacom's Financial and Operating Highlights

Isla Communications Company, Inc. (Islacom) reported audited net operating revenues of ₱1,911.6 million for year 2000, 20.8% or ₱501.1 million lower than ₱2,412.7 million in 1999. Net operating revenues include the value of all telecommunications services provided which are recognized when earned and stated net of the share of other telecommunications carriers, under existing correspondent or interconnection agreements.

In 2000, the revenue contribution by Islacom's wireless and wireline business segments reached 20.1% and 45.8% of total net operating revenues, respectively, while carrier services contributed 33.4% of total net operating revenues. The remaining 0.74% was accounted for by Islacom's paging services. The corresponding contributions by each business segment in 1999 were 23.6% by wireless, 46.9% by wireline, 28.0 % by carrier services and the remaining 1.5% by paging services.

Wireless net operating revenues declined by ₱186.5 million or 32.7% to ₱383.8 million in year 2000 from ₱570.3 million in 1999. Total wireless subscribers decreased by 29.2% to 97,198 as of 31 December 2000 from 137,375 as of 31 December 1999 as a result of a deliberate slowdown in marketing initiatives and active subscriber clean-up efforts. The number of postpaid subscribers decreased by 40.9% to 19,981 in year 2000 from 33,798 in 1999, while the number of prepaid subscribers dropped 25.4% to 77,217 in 2000 from 103,577 in 1999. Average monthly churn rates for wireless postpaid services stood at 5.3% in 2000, lower than the 5.7% registered in 1999. For the wireless prepaid services, average monthly churn rate was 5.0% in 2000, higher than the 4.5% registered in 1999.

Wireless postpaid ARPU declined by 5.6% in 2000 to ₱676 from ₱716 in 1999. Wireless prepaid ARPU also dropped by 16.9% in 2000 to ₱108 from ₱130 in 1999. The ARPU decline is attributable to continued price competition in the industry, and lower usage. Also, the prepaid ARPU is relatively low due to unfavorable terms with Islacom's outsource provider for the prepaid service. In late 2000, Islacom agreed to phase out its existing prepaid outsource contract. A new prepaid platform is being implemented.

Wireline voice net operating revenues decreased by 22.6% in 2000 to ₱875.8 million from ₱1,130.9 million in 1999. As a result of the clean-up efforts, the number of wireline voice subscribers decreased by 23.3% to 122,130 in 2000 from 159,269 in 1999. ARPU per wireline subscriber increased by 7.6% in 2000, to ₱494 from ₱459 in 1999. The improvement in ARPU is the result of a better mix of subscribers and lower payouts to other carriers.

Islacom offers international long distance services through carrier services. Net operating revenues from carrier services declined by 5.5% to ₱637.9 million in 2000 from ₱675.0 million in 1999. The decline in carrier revenues is attributed to the industry trend towards sharply lower outbound IDD rates as well as higher traffic costs.

Total costs and expenses increased 23.9% to ₱5,940.3 million in 2000 from ₱4,793.0 million in 1999, due mainly to non-recurring depreciation expenses incurred, increase in provision for bad debts related to clean-up efforts and increased staff costs due to separation payments made under the Voluntary Resignation Program.

The company posted negative EBITDA in year 2000 of ₱1,744.6 million from a negative EBITDA of ₱508.5 million in 1999, as revenues declined due to the slowdown in marketing initiatives and the active clean-up of the wireless and wireline subscriber base.

Net loss in 2000 was ₱6,362.5 million compared to ₱2,466.4 million in 1999, an increase of 158.0%. The increase resulted from non-recurring transactions during the year, amounting to ₱2,523.6 million or 62.6% of EBIT. The non-recurring amount includes additional depreciation expenses of ₱847.0 million incurred as a result of the alignment with Globe's estimated useful life and ₱864.3 million in additional provisions for bad debt arising from the change in provisioning estimates and write-off of fixed assets. These expenses were partially offset by non-recurring revenues of approximately ₱467.1 million represented mainly by proceeds from settlement agreements with a supplier.

Islacom ended year 2000 with ₱20,282.8 million in assets, a decline of 2.0% from ₱20,691.1 million as of 31 December 1999. Net cash flow used in operating activities for the period ended 31 December 2000 increased 25.1% to ₱3,263.4 million from ₱2,607.6 million for the previous year. Net capital expenditure inflow of ₱716 milllion resulting from the sale / leaseback transaction on an office building and the settlement agreement with a supplier. In 1999, total capital expenditure was ₱1,161.0 million after partial payments to CMTS and LEC network equipment suppliers.

Pro-Forma Consolidated Globe-Islacom Financials

The table below shows the pro-forma balance sheet highlights as of 31 December 2000 for Globe, Islacom and for the consolidated entity:

In Million Pesos	Globe	Islacom [1]	Consolidated [1]
ASSETS			
Current Assets	14,668	2,407	17,075
Fixed Assets	45,179	17,236	62,415
Other Assets	3,618	640	4,142
TOTAL ASSETS	63,465	20,283	83,632
LIABILITIES			
Current Liabilities	22,322	9,194	31,516
Long-Term Liabilities	21,550	3,305	24,855
	43,872	12,499	56,371
STOCKHOLDERS' EQUITY	19,593	7,784	27,261
TOTAL LIABILITIES & STOCKHOLDERS' EQUITY	63,465	20,283	83,632
Debt to Equity	*1.44x*	*0.97x*	*1.31x*

[1] *The reclassification to additional paid-in capital (APIC) of Islacom's interest-bearing long-term debt due to DeTeAsia amounting to about P12.0 billion (US$240 million) was reflected in the pro-forma balance sheet as of December 31, 2000.*

In accordance with the General Agreement signed on 22 February 2000, DeTeAsia, upon receipt of the approval of the NTC for the share swap transactions, will convert the amount of US240 million to additional paid in capital to Islacom. At a board meeting held last 19 January 2001, Islacom approved the receipt of the US$240 million as additional paid in capital.

On 5 February 2001, the parties agreed to mutually settle, and waive and compromise any and all representation and warranty claims under the General Agreement. As part of this settlement, in addition to the US$240 million shareholder loan converted to equity, Asiacom contributed US$68 million as additional paid-in capital to Islacom.

Recent Corporate Developments (2000-2001)

On 9 November 2000, the US Securities and Exchange Commission (US SEC) declared effective the Exchange Offer Registration Statement filed by Globe with the US SEC in connection with its offer to exchange all outstanding unregistered 13.0% senior notes due 2009 for registered senior notes due 2009. The Exchange Offer expired on 16 February 2001. At the end of the Exchange Offer, US$216,235,000 of the US$220,000,000 aggregate outstanding principal amount of senior notes has been exchanged for registered senior notes.

For the year 2000, Globe has signed credit facilities of approximately US$416.5 million in debt financing. During the fourth quarter of 2000, Globe signed the following credit facilities:

(a) US$8.5 million with Bayerische Landesbank Girozentrale, Singapore Branch to finance the acquisition of switches for Mandaluyong Toll and Gateway and Ermita Toll and Gateway
(b) US$6.72 million Note Issuance with Tomen Corporation to finance Nasugbu-Manila Backhaul SDH Project (Transmission Equipment)
(c) US$0.690 million Note Issuance with Tomen Corporation to finance Ermita-Batangas Fiber Optic Cable Route 1 (Segments 2 & 3) Project

On 26 February 2001, Globe completed the issuance of ₱1.085 billion corporate notes, arranged by HSBC Philippines. The proceeds of the facility will be used to finance the expansion of existing facilities and related working capital.

On 05 March 2001, the Board of Directors of Globe Telecom approved the creation of new 20 million "Series B" Convertible Preferred Shares with a par value of ₱50.00 per share by further increasing the authorized capital stock from ₱11,250,000,000 to ₱12,250,000,000 and the amendment to Article Seventh of the Amended Articles of Incorporation to reflect the changes thereof. The issue price and the dividend rate will be determined by the Board of Directors at the time of issue. The "Series B" Preferred Shares shall have the following features:

(a) Conversion Right: Convertible to Common Shares under such terms and conditions as the Board may determine at the time of issue.
(b) Call Option: To be determined by the Board of Directors at the time of issue.
(c) Preferred Status: The Preferred Shareholders shall be given preference over holders of common stock in the distribution of corporate assets in the event of liquidation, dissolution or winding up of the issuer, and distribution of dividends.
(d) Cumulative: The "Series B" Convertible Preferred Shares shall be entitled to payment of current dividends as well as unpaid back dividends on the Preferred Shares before any dividends can be declared and paid to Common Shareholders.
(e) Non-participating: The Preferred Shareholders shall not be entitled to receive any other or further dividends or earnings of any kind, beyond the dividends specified payable on the Preferred Shares.
(f) Voting rights: The Preferred Shareholders shall have the right to vote at any regular of special meeting.
(g) No Preemptive rights: The Preferred Shareholders shall have no preemptive right to subscribe to any new shares.
(h) Eligibility of Investors: Subject to foreign ownership limitations in Globe, the "Series B" Convertible Preferred Shares may be owned by Filipinos or foreigners.
(i) Manner of offering: The Board may issue the "Series B" Convertible Preferred Shares in one or more offerings (other than rights issues) or private placements excluded from the preemptive rights of existing shareholders.

On the same day, 05 March 2001, the Board of Directors of Globe also approved the issuance of new 16 million common shares in one or more offerings (other than rights issues) or private placements and, for this purpose, to further amend Article Seventh of the Amended Articles of Incorporation to exclude such new issues of common shares from the preemptive rights of the existing shareholders.

The Company filed on 09 March 2001 its application with the SEC to increase in Globe Authorized Capital Stock from P5 billion to P11.25 billion to create additional common and preferred shares to effect the Globe-Islacom share-swap agreement .

Item 8. Changes In and Disagreements With Accountants on Accounting and Financial Disclosure

None.

PART III - CONTROL AND COMPENSATION INFORMATION

Item 9. Directors and Executive Officers of the Issuer

Members of the Board of Directors as of 31 December 2001.

Office	Name	Age	Term of Office
Chairman	Jaime Augusto Zobel de Ayala II	43	1997-2000

Co-Vice Chairman	Delfin L. Lazaro	56	1997-2000
Co-Vice Chairman	Lim Chuan Poh	47	2001
Co-Vice Chairman	Axel Hass	58	2001
Director	Fernando Zobel de Ayala	42	1995-2000
Director	Lucas Chow	48	1999
Director	Joachim Gronau	64	2001
Director	Gerardo C. Ablaza, Jr.	48	1997-2000
Director	Xavier P. Loinaz	58	2001
Director	Romeo Bernardo	47	2001
Director	Guillermo Luchangco	60	2001
Director	Hubert Tubio	47	2001
Director	Manuel Q Bengson	58	2001
Director	Cesar L. Sison (1)	70	1995-2000
Director	Rufino Luis T. Manotok	50	1999-2000
Corporate Secretary	Attorney Renato O. Marzan	52	1993-2000

(1)Tendered resignation on December 31, 2001

Jaime Augusto Zobel de Ayala II, 43, has served as Chairman of the Board since 1997 and has been a Director for more than five years. He also serves as the Vice Chairman of the Board of Directors, Member of the Executive Committee and Management Committee and President of Ayala Corporation; Vice Chairman of the Board of Directors and Member of the Executive Committee of Ayala Land, Inc. (ALI); Vice Chairman of the Board of Directors and Chairman of the Executive Committee of the Bank of the Philippine Islands. His other significant positions include: Co-Vice Chairman and Trustee of Ayala Foundation, Inc.; Chairman of the Board of Directors of Ayala International Pte. Ltd., Ayala Hotels Inc. (AHI), Integrated Microelectronics Inc. (IMI), iAyala Company, Inc., Ayala Internet Venture Partners, Inc., and Ayala Port Makati, Inc.; Member of the Board of Directors of Roxas Land Corporation, Laguna Properties Holdings, Inc., (LPHI) and Alabang Commercial Corporation; Member of the Board of Directors of Asia Pacific Advisory Committee to the New York Stock Exchange, Inc., International Youth Foundation, and World Wildlife Fund; Member of the Board of Trustees of Asian Institute of Management, AIM-Washington Sycip Policy Center, Carlos P. Romulo Foundation for Peace and Development, and Makati Business Club.

Delfin L. Lazaro, 56, has served as Director since January 1997. He is currently Chairman of the Executive Committee of Globe. He is also a Consultant and a member of the Management Committee of the Ayala Corporation. His other significant positions include: President of Ayala Infrastructure Ventures; Member of the Board of Directors of Ayala Land, Inc. (ALI). Also, Mr. Lazaro was formerly the President of Globe Telecom, Inc. and the President and CEO of Benguet Corporation and Secretary of the Department of Energy of the Philippine government. He was named Management Man of the Year 1999 by the Management Association of the Philippines for his contribution to the conceptualization and implementation of the Philippine Energy Development Plan and to the passage of the law creating the Department of Energy. He was also cited for stabilizing the power situation that helped the country achieve successively high growth levels up to the Asian crisis in 1997. In addition, Mr. Lazaro was chosen for his role in turning Globe Telecom around during a difficult economic period.

Lim Chuan Poh, 47, has served as Director since March 2001, replacing Mr. Khoon. He is the Executive Vice President of the Corporate Business Group of Singapore Telecom, serving corporate customers. In addition, the Corporate Business Group handles a 100%-owned subsidiary company known as SingTel Aeradio Pte Ltd whose main focus is providing aeronautical and land transportation communications needs and system integration requirements. Prior to joining Singapore Telecom in 1998, he was Deputy Secretary of the Ministry of Communications. He also served in different senior appointments in the Ministry of the Environment, the Telecommunication Authority of Singapore and the Ministry of Communications.

Axel Hass, 58, has served as a Director since September 2001. He is currently the President of Deutsche Telekom- ASIA. Prior to his current position, he served as Member of the Executive Board of Siemens Nixdorf and was Head of Asia Pacific Business Operations based in Hong Kong. He speaks German, English, French and Spanish.

Gerardo C. Ablaza, Jr., 48, has served as Director since 1998. He is currently the President and Chief Executive Officer of Globe. He is also a Senior Managing Director of Ayala Corporation. He was previously Vice President and Country Business Manager for the Philippines and Guam for its Global Consumer Banking business. Prior to this position he was Vice President of Citibank, N.A. Singapore for Consumer Banking. Attendant to his last position in Citibank, N.A., Mr. Ablaza was the bank's representative to the Board of Directors of CityTrust Banking Corporation and its various subsidiaries.

Fernando Zobel de Ayala, 42, has served as Director since 1995. He is currently Chairman of the Board of Directors of Ayala Land, Inc. (ALI), and Executive Managing Director for International Operations, Co-Vice Chairman of the Board of Directors and Member of the Executive Committee of Ayala Corporation. His other significant positions include: Chairman of Ayala Automotive Holdings, Inc., Roxas Land Corporation, and Laguna Properties Holdings, Inc. (LPHI); Chairman and President of Alabang Commercial Corporation; Co-Vice Chairman and Trustee of the Ayala Foundation, Inc.; Director of the Bank of the Philippine Islands, AC International Finance Ltd., Ayala International Pte. Ltd., Ayala Hotels Inc. (AHI), Integrated Microelectronics Inc. (IMI), and Ayala DBS Holdings, Inc.

Manuel Q. Bengson, 58, has served as Director since September 2001. He is also a Senior Managing Director and Treasurer of Ayala Corporation; Director of Ayala Land, Inc., and Globe Telecom, Inc.; and Chairman and President of Michigan Holdings, Inc.

Romeo Bernardo ,47, has served as a Director since September 2001. He is currently the president of Lazaro Bernardo Tiu and Associates Inc. He is also a Director of Lighthouse Credit Technologies Corporation and PSI Technologies Holdings, Inc., as well as the President of the Williams College Alumni Association.

Lucas Chow, 48, has served as Director since 1999. He is the Chief Executive Officer of SingTel Mobile and Vice President of Consumer Marketing of SingTel. Prior to joining SingTel, he held various positions at Hewlett-Packard over a 20-year period.

Joachim Gronau, 64, has served as a Director since September 2001. He is currently with Deutsche Telekom AG and Managing Director or Deutsche Telekom Asia GMBH. Since 1992, Mr. Gronau has been the director in charge of establishing the new International Finance/Merger and Acquisition Department of Deutsche Telekom AG. Since 1998, Mr. Gronau has been a member of the Board of Celcom, Malaysia and since April 2000, he has been a member of the Board of Technology Resources Industries Berhard (TRI), Malaysia.

Xavier Loinaz, 58, has served as a Director since 2001. He is currently a Senior Managing Director of Ayala Corporation and current President of the Bank of the Philippine Islands (BPI). Other positions held are: Director or Agricultural Development Bank, BPI Capital Corporation, BPI Computer Systems Corporation, BPI 1851 Club, Inc. BPI International Finance, Ltd., BPI Investment Management, Inc., BPI Family Bank and BPI Foundation, Inc.

Guillermo Luchangco, 60, has served as a Director since September 2001. He is also Chairman and Chief Executive Officer of Investment & Capital Corporation of the Philippines, Science Park of the Philippines, Inc. and the RFM-Science Park of the Philippines, Inc. He is also a Director of Bacnotan Industrial Park Corporation and Ionics Circuits, Inc.

Rufino Luis T. Manotok, 50, has served as Director since 1999. He is currently a Managing Director of Ayala Corporation and Head of its Strategic Planning Group. His other significant positions include: President and Director of Honda Cars Makati, Inc. (HCMI) and Isuzu Automotive Dealership, Inc. (AIDI); Director of Isuzu Cebu, Inc. (ICI), Ayala Hotels, Inc. (AHI), Enjay Hotels, Inc. (EHI), Enjay, Inc., Ayala International Pte. Ltd., HCMI Insurance Agency, Inc., Michigan Holdings, Inc., and Treasurer and Director of Mandaue Primeland, Inc.

Cesar L. Sison, 70, has served as Director since 1995. He tendered his resignation on December 31, 2001. He is a Senior Consultant iAyala, Inc. He was previously a senior executive of PLDT and formerly a Director of Pilipino Telephone Corporation (Piltel). On 31 December 2001, his term as consultant to iAuala ended and consequently, tendered his resignation as director of Globe Telecom.

Hubert D. Tubio, 47, has served as Director since September 2001. He is currently the President and Managing Director of Consultancy by Technicus Corporation, a subsidiary of Detusche Telekom, AG.

Renato O. Marzan, 52, has served as Corporate Secretary of Globe since 1993. He also serves as Managing Director of Ayala Corporation; Director of Honda Cars Makati, Inc. (HCMI) and Isuzu Automotive Dealership, Inc. (IADI), and Autoventures Insurance, Inc.; Director and Corporate Secretary of Michigan Holdings, Inc. and Cebu Insular Hotel Co. Inc.; Corporate Ayala Aviation Corporation, EDINet Philippines, Inc., Laguna Properties Holdings, Inc. (LPHI), Ayala Systems Technology, Inc., iAyala Company, Inc., Ayala Internet Venture Partners, Inc., Ayala Port, Inc., and Ayala Port Makati, Inc.; and Assistant Corporate Secretary of Mermac, Inc., Ayala Corporation, Ayala Land, Inc., Ayala Foundation, Inc., Ayala Hotels, Inc., Laguna Technopark, Inc., Integrated Microelectronics, Inc. (IMI) and Electronic Assemblies, Inc. (EAI).

Key Officers / ManCom Members:

Name	Position
Gerardo C. Ablaza, Jr. *	President and Chief Executive Officer
Delfin C. Gonzalez, Jr.	Senior Vice President, Chief Financial Officer, and Treasurer
Gil B. Genio	Senior Vice President- Fixed Network Group and Chief Operating Officer- Islacom
Rodolfo A. Salalima	Senior Vice President – Corporate Affairs and Regulatory Matters
Oscar L. Contreras, Jr.	Senior Vice President - Corporate Services
Manuel R. de los Santos	Senior Vice President - Wireless Data Group
John W. Young	Vice President – Carrier Relations
Lizanne C. Uychaco	Vice President – Centers Management
Joaquin L. Teng, Jr.	Vice President - Fixed Network Business
Emannuel Aligada	Vice President – Customer Service Group
Rebecca Ramirez	Vice President – Internal Audit
Rodell A. Garcia	Vice President – Information Systems
Rafael Llave	Vice President – Logistics and Management Group

* *Member of the Board of Directors*

Delfin C. Gonzalez, Jr., 52, joined Globe on 16 November 2000 as Senior Vice President and and Chief Financial Officer. He worked previously with San Miguel Corporation (SMC), first with the Strategic Planning and Finance group and then as Executive Vice President, CFO and Treasurer before he retired in 1999.

Gil B. Genio, 42, effective 16 November 2000, was appointed as Senior Vice President of the Fixed Network Group and Chief Operating Officer of Islacom. Before his appointment to Islacom, Mr. Genio was Globe's Senior Vice President and Chief Financial Officer from 1997. He

is also currently a Managing Director of Ayala Corporation. Prior to joining Globe, he served as Vice-President for Citibank, N.A., managing audit operations in Japan, Hong Kong and the People's Republic of China.

Rodolfo A. Salalima, 54, is the Senior Vice President for Corporate and Regulatory Affairs and the Assistant Corporate Secretary. He has been employed with Globe since 1993. He is also a Managing Director of Ayala Corporation. From 1992 to 1996, he served as the first President and Founding Director of the Telecommunications and Broadcast Attorneys of the Philippines, Inc. (TELEBAP) and is currently a Director and the President of the Philippine Electronics and Telecommunications Federation.

Oscar L. Contreras, 56, has served as Senior Vice President for Corporate Services since 1997. He is also currently a Managing Director of Ayala Corporation. He was formerly Senior Vice President of the Corporate Services Group at the Bank of the Philippine Islands.

Manuel R. de los Santos, 43, is a Senior Vice President and head of the Wireless Data Group. He is also a Managing Director of Ayala Corporation. He has been employed with Globe since 1992. He was formerly Director for Planning at the Escaler and Company (Management Consultants), Inc. and has held various management positions at the Philippine National Bank.

John W. Young, 47, recently joined Globe as Vice President for Carrier Relations Group. Prior to joining Globe, he was Managing Director for DigitelOne. From 1995 to 1999, he held various management positions at Digital Telecommunications Philippines, Inc.

Lizanne C. Uychaco, 46, recently joined Globe as Vice President for Centers Management Group. Prior to joining Globe, she held various management positions at Fontana Resort & Country Club, RN Development Corporations and Fontana Properties.

Joaquin L. Teng, Jr., 47, is a Vice President of the Fixed Network Operations Group. He has a long history with Globe, rising from Chief Accountant to Vice President since 1982. Prior to joining Globe, Mr. Teng held finance positions in Joaquin Cunanan & Co., Heritage Marketing Corp & National Media Production Center.

Emmanuel A. Aligada, 42, is Vice President of the Customer Service Group. He held the title of VP for Citiphone Banking in Citibank, N.A. where he stayed for 8 years before joining Globe in 1998. He, too, was a Regional Sales Manager for PhilAm Life Insurance Co. from 1982-1990. He graduated from the University of the Philippines with a degree in BS Business Administration.

Rebecca V. Ramirez, 39, is the Vice President for Internal Audit directly reporting to the Office of the President. She is armed with seven (7) years experience in telecom financials and auditing from Oceanic Wireless Network and Eastern Telecoms and five (5) years of senior computer auditing from SGV & Co.

Rodell A. Garcia, 45, is the Vice President for Information Systems. Prior to joining Globe, he was Executive Vice President for the Information Technology Group of DBS Bank Philippines, Inc. He also held several management positions in Citytrust Banking Corporation.

Rafael L. Llave, 46, is the Vice President for the Logistics and Management Group. From 1994 to 1999, Mr. Llave was with the Philippine Stock Exchange (PSE), as Chief Operating Officer and Senior Vice President. Prior to his stint in the PSE he was Vice President of the Trust and Investments Department of Union Bank of the Philippines.

Significant Employee

No one in particular. All the employees are considered important assets of the Company who can collectively make significant contributions to the Company.

Family Relationships

The Chairman, Jaime Augusto Zobel de Ayala II and a Director, Fernando Zobel de Ayala are brothers.

Involvement in Certain Legal Proceedings

None of the directors, officers or members of the Company's senior management have, during the last five years, been subject to any of the following:

(a) any bankruptcy, petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two (2) years prior to the time;

(b) any conviction by final judgment of any offense in any pending criminal proceeding, domestic or foreign, excluding traffic violations and other minor offenses;

(c) any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, domestic or foreign, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities, commodities, or banking activities; and

(d) found by a domestic or foreign court of competent jurisdiction (in a civil action), the Commission or comparable foreign body, or a domestic or foreign exchange or electronic marketplace or self regulatory organization, to have violated a securities or commodities law, and the judgment has not been reversed, suspended or vacated.

Item 10. Executive Compensation

Article II Section 6 of the Company's By-Laws provides:

"SECTION 6. COMPENSATION OF DIRECTORS - Directors as such shall not receive any stated salary for their services, but, by resolution of the stockholders, a specific sum fixed by the stockholders may be allowed for attendance at each regular or special meeting of the Board; Provided, that nothing herein contained shall preclude any director from serving in any other capacity and receiving compensation therefor."

The total annual compensation of the President and four (4) other top Officers of the Corporation is Twenty Nine Million Seven Hundred Thousand Pesos (P29.7 million) in 2000 and Forty Five Million Eight Hundred Thousand (P45.8) in 2001. The projected total annual compensation for the current year is Fifty Million Four Hundred Thousand Pesos (P50.4 million).

NAME	PRINCIPAL POSITION	2002*	2001	2000
Gerardo C. Ablaza	President & Chief Executive Officer			
Oscar L. Contreras	Senior Vice President			
Manuel R. de los Santos	Senior Vice President			
Gil B. Genio	Senior Vice President			
Rodolfo A. Salalima	Senior Vice President			
All Officers as a Group		50.4 million	45.8 million	29.7 million

** Projected Total Annual Compensation*

The total annual compensation paid to all senior personnel from Manager and up was P358.4 million in 2000 and P500.8 million in 2001. The projected total annual compensation for the current year is P550.8 million.

PRINCIPAL POSITION	2002*	2001	2000
All Officers** and Directors as a Group	550.8 million	500.8 million	358.4 million

* *Projected Total Annual Compensation*

** *Managers and up*

Item 11. Security Ownership of Certain Beneficial Owners and Management

(1) Security Ownership of Certain Record and Beneficial Owners

Class	NAME / ADDRESS	NO. OF SHARES	RECORD / BENEFICIAL	PERCENTAGE
Common	Ayala Corporation 34F Tower One, Ayala Avenue, Makati	32,906,342	(R)	11.876%
Common	Singapore Telecom Int'l. Pte. Ltd. 31 Exeter Road, Comcentre, Singapore 0923	34,037,237	(R)	12.285%
Common	DeTeAsia Holdings GmbH Friedrich-Ebert-Allee 140 53113 Bonn, Federal Republic of Germany Equitable	30,139,745	(R)	10.878%
Common	PCD Nominee-Fil G/F Makati Stock Exchange Bldg., Makati	18,541,582	(R)	6.6920%
Preferred	Asiacom Philippines, Inc. 2/F Globe Telecom Plaza Pioneer corner Madison Sts. Mandaluyong City	158,515,021	(R)	57.210%

- Ayala Corporation ("AC") holds 11.876% interest. Mermac, Inc. and the Mitsubishi Group own an aggregate of 77.30% of the outstanding shares of Ayala Corporation. The Board of Directors of AC has the power to decide how the AC shares in Globe are to be voted.

- Singapore Telecom Int'l Pte. Ltd. ("STI") holds 12.285% interest. The Board of Directors of STI has the power to decide how the STI shares in Globe are to be voted.

- DeteAsia Holding GmbH ("DeTeAsia") holds 10.878% interest. The Board of Directors of DeTeAsia has the power to decide how the DeTeAsia shares in Globe are to be voted.

- Asiacom Philippines, Inc. ("Asiacom") holds 57.210% interest. AC, STI and DeTeAsia own 60%, 20% and 20% of the outstanding shares of Asiacom, respectively. The Board of Directors of Asiacom has the power to decide how the Asiacom shares in Globe are to be voted

- PCD Nominee – Filipino holds 22.70% interest. PCD Nominee is the registered owner of shares beneficially owned by the Custodian Banks and Brokers, who are

the participants of PCD. The PCD is prohibited from voting these shares; instead the participants have the power to decide how the PCD shares in CHI are to be voted.

2. Security Ownership of Management as of 31 December 2001.

Class	NAME	POSITION	NO. OF SHARES	RECORD / BENEFICIAL	PERCENTAGE
Common	Jaime Augusto Zobel de Ayala II	Chairman	13,240	(R)/ (B)	.00477850%
Common	Delfin L. Lazaro	Co-Vice Chairman & Chairman of ExCom	5,001	(R)	.00180493%
Common	Lim Chuan Poh	Co- Vice Chairman	2	(R)	.00000072%
Common	Axel Hass	Co- Vice Chairman	1	(R)	.00000036%
Common	Fernando Zobel de Ayala	Director	1	(R)	.00000036%
Common	Lucas Chow	Director	2	(R)	.00000072%
Common	Joachim Gronau	Director	1	(R)	.00000036%
Common	Gerardo C. Ablaza, Jr.	Director & President	1	(R)	.00000036%
Common	Xavier P. Loinaz	Director	1	(R)	.00000036%
Common	Romeo Bernardo	Director	1	(R)	.00000036%
Common	Guillermo Luchangco	Director	1	(R)	.00000036%
Common	Hubert Tubio	Director	1	(R)	.00000036%
Common	Manuel Q. Bengson	Director	1	(R)	.00000036%
Common	Cesar L. Sison	Director	11,001	(R)	.00397041%
Common	Rufino Luis T. Manotok	Director	1	(R)	.00000036%
Common	Renato O. Marzan	Corporate Secretary	0		
Common	Gil B. Genio	SVP	0		
Common	Delfin C. Gonzalez, Jr.	SVP	0		
Common	Oscar L. Contreras, Jr.	SVP	0		
Common	Manuel R. de los Santos	SVP	0		
Common	Rodolfo A. Salalima	SVP /Asst. Corporate Secretary	0		
Common	John W. Young	Vice President	0		
Common	Joaquin L. Teng, Jr.	Vice President	2,066	(R)/ (B)	.00074564%
Common	Lizanne C. Uychaco	Vice President	0		
Common	Emmuanuel A. Aligada	Vice President	2,400	(R)/ (B)	.00086619%
Common	Rodell A. Garcia	Vice President	0		
Common	Rafael L. Llave	Vice President	0		

As a result of the financial closing of the combination of Globe and Islacom with the execution of the share swap transactions that made Islacom a 100% subsidiary of Globe Telecom in June 2001, DeTeAsia became one of the major stockholders of the Corporation.

Item 12. Certain Relationships and Related Transactions

Globe has interconnection agreements with Singapore Telecom and Deutsche Telekom AG. Interconnection toll income earned from Singapore Telecom amounted to P243 million, P140 million and P324 million for the years ended December 31, 2001, 2000 and 1999, respectively. The net receivable balance arising from these transactions as of December 31, 2001, 2000 and 1999 amounted to P214 million, P299 million and P240 million, respectively. Transactions with Deutsche Telekom AG for the year ended December 31, 2001 were not material.

Globe and STI have a technical assistance agreement effective up to June 30, 2000 relating to the construction and operation of Globe's telecommunication systems, and the provision of technical information and know-how data and materials in general engineering, plant traffic, operating and commercial accounting. In consideration for these services, Globe paid STI royalty fee equivalent to 0.125% to 0.5% of net operating revenues up to June 30, 2000.

Globe, in its regular course of trade or business, also enters into transactions with its principal stockholders involving mainly advances for expenses and technical assistance.

<u>Globe-Islacom Transactions</u>

In 2001, Globe and Islacom entered into an Omnibus Intercompany Services Agreement (Agreement) that covers the significant intercompany arrangements between Globe Telecom and Islacom including the following:

a. Facilities outsourcing services arrangement whereby both parties mutually agree to provide, install and maintain or make available necessary network resources and facilities to each other to benefit both networks' subscribers. For the facilities outsourcing services rendered by each party to the other, the parties agreed to pay each other capacity provisioning and utilization fees pursuant to the agreement. For the year ended December 31, 2001, the aggregate capacity provisioning fee incurred by Globe amounted to ₱1,004.82 million while the aggregate capacity utilization fee earned from Islacom for the year ended December 31, 2001 amounted to ₱31.71 million.

b. Management support services agreement under which Globe renders general management and support services to Islacom for a fee. Globe's management fee income for the year ended December 31, 2001 amounted to ₱134.61 million.

The Agreement also provided for (a) a co-location arrangement where both parties give each other access and co-location to cell sites and other facilities subject to co-location fees that are largely shared on an equal basis; (b) a licensing arrangement allowing limited use of each other's brands, trademarks, proprietary products and processes, and other intellectual properties; and (c) dealership under which each party appoints the other as its dealer to sell and market its existing and future cellular mobile and fixed network telephone services to the public through its respective network centers and dealers. There were no licensing arrangements in 2001 while balances arising from dealership and co-location arrangements were not material.

In addition, Globe has transactions with Islacom in the ordinary course of business arising from traffic settlements and lease of certain telecom facilities and equipment.

The net payable to Islacom arising from these transactions amounted to ₱236.33 million as of December 31, 2001.

PART IV – EXHIBITS AND SCHEDULES

Item 13. Exhibits and Reports on SEC Form 17-C

(a) Exhibits – Please see accompanying Index to Exhibits (page 114)

(b) Reports on SEC Form 17-C

The company regularly files various reports on SEC Form 17-C relative to various company events. Of these, the more significant ones are as follows:

Date	Item Reported
March 06, 2001	• The major shareholders of Globe and Islacom signed last 05 March 2001 a series of agreements that paves the way for Islacom ultimately becoming a wholly-owned subsidiary of Globe
March 06, 2001	• The Board of Directors of Globe in its meeting 05 March 2001 approved the following matters: (a) Increase in the number of Directors from eleven (11) to fifteen (15), and amendment to Article Sixth of the Amended Articles of Incorporation and to the pertinent provisions of the By-Laws to reflect changes thereof; (b) Creation of new 20 Million Convertible Preferred "Series B" Shares with a par value of P50.00 per share by further increasing the authorized capital stock from P11,250,000,000.00 to P12,250,000,000.00 and the amendment to Article Seventh of the Amended Articles of Incorporation to reflect changes thereof; (c) Issuance of new 16 million Common Shares in one or more offerings (other than rights issues) or private placements and, for this purpose to further amend Article Seventh of the Amended Articles of Incorporation to exclude such new issues of Common Shares from the preemptive rights of the existing shareholders. (d) Election of Mr. Lim Chuan Poh as Director of Globe Telecom to replace Mr. Tay Check Khoon.
June 29, 2001	• On 29 June 2001, AC, STI, a wholly-owned subsidiary of Singapore Telecom and DeTeAsia marked the financial closing of the combination of Globe and Islacom with the listing of the new Globe shares swapped in accordance with the share swap arrangements that have been completed. The transactions have made Islacom a 100% subsidiary of Globe.
January 29, 2002	• On 29 January 2002, the Board of Directors approved the declaration of a 25% stock

dividend for 2002. All common stockholders as of record date will be entitled to receive the dividends. The declaration of a 25% stock dividend will be subject to shareholders' ratification at the Company's Annual Stockholder's Meeting scheduled on April 11, 2002. The proposed record date is April 30, 2002 and payment date will be 30 days from approval by the SEC and the PSE.

SIGNATURES

Pursuant to the requirements of Section 17 of the Code and Section 141 of the Corporation Code, this report is signed on behalf of the issuer by the undersigned, thereunto duly authorized, in the City of ________________ on ______________, 2002.

By:

1. ____________________________ Date: ___________
Gerardo C. Ablaza, Jr.
President and Chief Executive Officer

2. ____________________________ Date: ___________
Delfin C. Gonzalez, Jr.
Senior Vice President and Chief Financial Officer

3. ____________________________ Date: ___________
Atty. Rodolfo A. Salalima
Senior Vice President–Corporate and Regulatory Affairs

4. ____________________________ Date: ___________
Atty. Renato O. Marzan
Corporate Secretary

SUBSCRIBED AND SWORN to before me this ___________ day of _______ 2002 affiants exhibiting to me their Community Tax Certificates, as follows:

Names	C.T. Cert No.	Date of Issue	Place of Issue
Gerardo C. Ablaza, Jr.	13597531	January 10, 2002	Quezon City
Delfin C. Gonzalez, Jr.	00201276	February 6, 2002	Muntinlupa City
Atty. Rodolfo A. Salalima	07757318	January 25, 2002	Mandaluyong City
Atty. Renato O. Marzan	06107340	February 02, 2001	Quezon City

____
Notary Public

Globe Telecom, Inc. (formerly GMRC, Inc.)
INDEX TO SUPPLEMENTARY SCHEDULES
FORM 11-1, Item 7

STATEMENT OF MANAGEMENT RESPONSIBILITY FOR FINANCIAL STATEMENTS

The management of GLOBE TELECOM, INC. is responsible for all information and representation contained in the financial statements for the years ended December 31, 2001, 2000, and 1999. The financial statements have been prepared in conformity with generally accepted accounting principles and reflect amounts that are based on the best estimates and informed judgment of management with an appropriate consideration to materiality.

In this regard, management maintains a system of accounting and reporting which provides for the necessary internal controls to ensure that the transactions are properly authorized and recorded, assets are safeguarded against unauthorized use or disposition and liabilities are recognized.

The Board of Directors reviews the financial statements before such statements are approved and submitted to the stockholders of the Company.

Sycip, Gorres, Velayo and Co., the independent auditors appointed by the Board of Directors and stockholders, have audited the financial statements of the Company in accordance with generally accepted auditing standards and have expressed their opinion on the fairness of presentation upon completion of such audit, in their report to the stockholders.

Gerardo C. Ablaza, Jr.
President

Delfin C. Gonzalez, Jr.
Senior Vice President -Chief Financial Officer

SGV & Co

Report of Independent Public Accountants

SyCip Gorres Velayo & Co
A member firm of Arthur Andersen

6760 Ayala Avenue
1226 Makati City
Philippines

Tel 632 891 0307
Fax 632 819 0872

www.sgv.com.ph

The Stockholders and the Board of Directors
Isla Communications Company, Inc.
18F Globe-Isla Plaza
Corner Samar and Panay Road
Cebu Business Park, Cebu City

We have audited the accompanying balance sheets of Isla Communications Company, Inc. (a wholly owned subsidiary of Globe Telecom, Inc.) as of December 31, 2001 and 2000, and the related statements of income, changes in stockholders' equity (capital deficiency) and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the Philippines. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Isla Communications Company, Inc. as of December 31, 2001 and 2000 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the Philippines.

As discussed in Note 17, effective June 30, 2001, the Company changed its method of accounting for rebates from suppliers. Previously, these rebates were recorded as a reduction of the original acquisition cost of the related property and equipment previously acquired by the Company. The adoption of the new method is to align the Company's accounting policy with the US GAAP preferred treatment of recognizing these rebates as extraordinary income items. The cumulative effect of change in accounting for rebates amounting to ₱2,646,136,313 to retroactively apply the new method is included in income for the year ended December 31, 2001.

SyCip Gorres Velayo & Co

A. F. DE JESUS
Partner
CPA Certificate No. 43285
PTR No. 6723208
January 2, 2002
Makati City

January 22, 2002

ISLA COMMUNICATIONS COMPANY, INC.
(A Wholly Owned Subsidiary of Globe Telecom, Inc.)

BALANCE SHEETS

	December 31	
	2001	2000
	(In Thousand Pesos)	
ASSETS		
Current Assets		
Cash and cash equivalents (Notes 21 and 24)	₱1,805,191	₱420,444
Receivables - net (Notes 4, 12 and 21)	1,068,310	1,150,966
Inventories and supplies - net (Note 5)	185,737	168,408
Prepayments and other current assets (Notes 6 and 12)	1,397,356	667,052
Total Current Assets	4,456,594	2,406,870
Property and Equipment - net (Notes 7, 11, 12, 17, 19 and 21)	18,707,317	17,235,757
Other Assets - net (Notes 7, 8 and 19)	550,319	640,167
	₱23,714,230	₱20,282,794
LIABILITIES AND STOCKHOLDERS' EQUITY (CAPITAL DEFICIENCY)		
Current Liabilities		
Notes payable (Notes 9 and 21)	₱–	₱3,146,595
Accounts payable and accrued expenses (Notes 7, 9, 10, 12, 14, 17, 19, 20 and 21)	3,339,575	3,432,398
Due to foreign suppliers and affiliates (Notes 7, 11, 12, 17 and 21)	1,259,155	2,615,105
Total Current Liabilities	4,598,730	9,194,098
Deferred Income Tax (Note 16)	–	436,278
Due to Foreign Suppliers - net of current portion (Notes 7, 11, 17 and 21)	10,500	42,308
Due to Affiliates (Notes 12 and 21)	775,350	14,825,732
Stockholders' Equity (Capital Deficiency) (Note 13)	18,329,650	(4,215,622)
	₱23,714,230	₱20,282,794

See accompanying Notes to Financial Statements.

ISLA COMMUNICATIONS COMPANY, INC.
(A Wholly Owned Subsidiary of Globe Telecom, Inc.)

STATEMENTS OF INCOME

	Years Ended December 31	
	2001	2000
	(In Thousand Pesos)	
NET OPERATING REVENUES (Notes 12 and 19)	₱2,639,411	₱1,911,642
COST AND EXPENSES		
Operating (Notes 7, 12, 14, 15, 19 and 20)	2,552,718	2,906,493
Depreciation and amortization	2,084,929	2,284,020
Provision for inventory losses, obsolescence, market decline and other probable losses	72,008	16,172
Provision for doubtful accounts	32,917	741,305
	4,742,572	5,947,990
LOSS FROM OPERATIONS	2,103,161	4,036,348
OTHER CHARGES (INCOME) - Net		
Interest expense (Note 9)	241,988	624,866
Interest income	(85,989)	(15,961)
Others (Notes 7, 21 and 23)	92,887	1,330,330
	248,886	1,939,235
LOSS BEFORE PROVISION FOR (BENEFIT FROM) INCOME TAX AND BEFORE CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING POLICY	2,352,047	5,975,583
PROVISION FOR (BENEFIT FROM) INCOME TAX (Note 16)	(436,278)	386,917
NET LOSS BEFORE CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING POLICY	1,915,769	6,362,500
CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING POLICY (Note 17)	2,646,136	–
NET INCOME (LOSS)	₱730,367	(₱6,362,500)
Earnings (Loss) Per Share (Note 18)	₱0.41	(₱3.53)

See accompanying Notes to Financial Statements.

ISLA COMMUNICATIONS COMPANY, INC.
(A Wholly Owned Subsidiary of Globe Telecom, Inc.)

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (CAPITAL DEFICIENCY)

	Years Ended December 31	
	2001	2000
	(In Thousand Pesos)	
Capital Stock (Note 13)	**₱1,728,000**	₱1,728,000
Additional Paid-in Capital		
Balance at beginning of year	**7,522,411**	6,286,796
Conversion of debt to equity (Notes 2 and 12)	**11,588,618**	1,235,615
Increase in additional paid-in capital (Notes 2 and 13)	**10,226,287**	–
Elimination of deficit as of February 28, 2001 against additional paid-in capital through quasi-reorganization (Note 13)	**(13,270,224)**	–
Balance at end of year	**16,067,092**	7,522,411
Deposit on Future Stock Subscription	**3,552**	3,552
Retained Earnings (Deficit)		
Balance at beginning of year	**(13,469,585)**	(7,107,085)
Net income (loss) for the year	**730,367**	(6,362,500)
Elimination of deficit as of February 28, 2001 against additional paid-in capital through quasi-reorganization (Note 13)	**13,270,224**	–
Balance at end of year	**531,006**	(13,469,585)
	₱18,329,650	(₱4,215,622)

See accompanying Notes to Financial Statements.

ISLA COMMUNICATIONS COMPANY, INC.
(A Wholly Owned Subsidiary of Globe Telecom, Inc.)

STATEMENTS OF CASH FLOWS

	Years Ended December 31	
	2001	2000
	(In Thousand Pesos)	
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	₱730,367	(₱6,362,500)
Adjustments for:		
Cumulative effect of change in accounting policy	(2,646,136)	–
Depreciation and amortization of property and equipment	2,009,453	2,199,676
Amortization and write-off of preoperating expenses and deferred charges	75,476	130,472
Losses in property and equipment	41	275,507
Net unrealized foreign exchange losses	195,420	1,054,113
Interest expense	241,988	624,866
Income taxes	(436,278)	386,917
Provisions for:		
Inventory losses, obsolescence, market decline and other probable losses	72,008	145,293
Doubtful accounts	32,917	741,305
Changes in operating assets and liabilities:		
Receivables	42,818	(345,833)
Inventories and supplies	43,319	(39,557)
Prepayments and other current assets	(660,261)	(210,077)
Accounts payable and accrued expenses	137,960	(1,595,435)
Cash used in operations	(160,908)	(2,995,253)
Interest paid	(610,018)	(268,188)
Net cash used in operating activities	(770,926)	(3,263,441)
CASH FLOWS FROM INVESTING ACTIVITIES		
Net disposals (additions) to property and equipment	(1,193,024)	136,449
Proceeds from sale of property and equipment	943	580,000
Decrease (increase) in other assets	14,372	(109,439)
Net cash from (used in) investing activities	(1,177,709)	607,010
CASH FLOWS FROM FINANCING ACTIVITIES		
Repayments of:		
Foreign suppliers	(2,905,831)	(890,513)
Notes payable	(5,899,483)	–
Proceeds from:		
Notes payable	2,625,927	–
Foreign suppliers	947,377	–
Increase (decrease) in due to affiliates	(1,660,895)	3,245,299
Increase in additional paid-in capital	10,226,287	618,383
Net cash from financing activities	3,333,382	2,973,169
NET INCREASE IN CASH AND CASH EQUIVALENTS	1,384,747	316,738
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	420,444	103,706
CASH AND CASH EQUIVALENTS AT END OF YEAR	₱1,805,191	₱420,444

See accompanying Notes to Financial Statements.

1. General

Isla Communications Company, Inc. (Islacom) is a stock corporation organized under the laws of the Philippines. The Company is one of the providers of digital wireless communication services in the Philippines using a fully digital network based on GSM technology. It also offers a broad range of wireline voice communication as well as domestic and international long distance communication services or carrier services. The Company's principal executive office is located at 18F Globe-Isla Plaza, corner Samar and Panay Road, Cebu Business Park, Cebu City, Philippines (formerly at 4F CIFC Bldg. corner J. Luna and Humabon Streets, North Reclamation Area, Cebu City, Philippines). In June 2001, the Company became a wholly owned subsidiary of Globe Telecom, Inc. (Globe Telecom) (see Note 2).

The Company is enfranchised under Republic Act (RA) No. 7372 and its related laws to render any and all types of domestic and international telecommunications services. The Company is entitled to certain tax and non-tax incentives both under its franchise and its non-pioneer status registrations obtained from the Board of Investments under Executive Order No. 226 as a new operator of Cellular Mobile Telephone System (CMTS) and International Digital Gateway Facility (IGF) in Cebu. The Company has availed of such incentives principally for tax and duty-free importation of capital equipment for its services under its franchise. The tax exemption benefits previously availed of were by virtue of the Company's legislative franchise and rulings of the Department of Finance.

On September 28, 1998, the Company filed a motion for extension of its Provisional Authority (PA) for its IGF which expired on November 1, 1998. This application for extension is still pending approval by the National Telecommunications Commission (NTC).

On June 5, 2001, Islacom's registration with the NTC to render paging services expired. On the same date, Islacom discontinued the service.

On August 27, 2001, NTC gave the Company its authority to operate "Budget Service", otherwise known as its Local Exchange Carrier (LEC) Prepaid Service.

On November 19, 2001, NTC approved the Company's application for the rebalancing of its LEC rates. On the same day, NTC also approved the extension of the Company's LEC and CMTS PA up to July 10, 2004 and March 29, 2004, respectively.

2. Combination with Globe Telecom

Islacom and its principal shareholders Asiacom Philippines, Inc. (Asiacom) and DeTeAsia Holding GmbH (DTA), a wholly owned subsidiary of Deutsche Telekom AG (DT) and Globe Telecom and its principal shareholders Ayala Corporation (AC) and Singapore Telecom International Pte. Ltd. (STI), a wholly owned subsidiary of Singapore Telecom, entered into a General Agreement on February 22, 2000, for a combination of the business and operations of Globe Telecom and Islacom. The General Agreement contemplated the issuance of new Globe Telecom common

and preferred shares to Islacom's shareholders in exchange for 100% of the issued and outstanding stock of Islacom. The following were undertaken and completed pursuant to the General Agreement and the share swap transaction:

- Globe Telecom restructured its existing capital structure through the execution of a 1 for 50 reverse stock split and a declassification of Globe Telecom's Common A and B shares into a single class of shares in August 2000.

- In the last quarter of 2000, Islacom aligned certain operating and financial policies with Globe Telecom which resulted in significant one-time adjustments amounting to about ₱1.02 billion included in the related accounts in Islacom's statements of income. These one-time adjustments include the effects of change in estimated useful lives of outside plant and others and the effects of the elimination of salvage values in computing for depreciation and amortization expenses which resulted in an increase in Islacom's loss from operations of about ₱847 million in 2000.

- NTC issued its approval on the share swap transaction on February 2, 2001.

- On June 27, 2001, the Philippine Stock Exchange (PSE) approved the listing of Globe Telecom's 28,830,860 new common shares and 158,515,021 preferred series "A" shares issued to Islacom's principal shareholders DTA and Asiacom, respectively, in exchange for 100% of the issued and outstanding stock of Islacom. On the same day, the parties completed the share swap transactions and the new shares were listed on the PSE on June 29, 2001.

- As part of the commitments, representations and warranties made by the shareholders of Globe Telecom and Islacom under the General Agreement: (a) Islacom Board of Directors (BOD) approved on January 19, 2001 the conversion of the US$240 million loan from DTA into additional paid-in capital. On February 28, 2001, the US$240 million loan from DTA was converted into DTA's equity in Islacom following the approval of the NTC of the share swap transaction; and (b) DTA reimbursed Islacom for all expenses relating to the dispute with Liberty Broadcasting Network Inc. (LBNI) over a microwave backbone transmission facility. These expenses aggregated to about ₱641 million and were also converted to additional paid-in capital (see Note 7). Further, the parties also agreed that Islacom's liability to LBNI in the amount of US$14.4 million, which was paid by DTA, be converted to additional paid-in capital.

- On February 5, 2001, the shareholders of Islacom signed a Settlement Agreement by virtue of which they agreed to mutually settle, and waive and compromise any and all representation and warranty claims under the General Agreement, which was signed on February 22, 2000.

- Islacom has received US$68 million (₱3.4 billion) additional paid-in capital from Asiacom as of February 6, 2001. Asiacom provided additional funding to Islacom for the enhancement of the value of the combination of Islacom and Globe Telecom.

- On March 5, 2001, AC, STI, DT and Asiacom signed an agreement under which, subject to the approval of Philippine Securities and Exchange Commission (SEC) and PSE, DT and Asiacom will subscribe to 28,830,860 new common and 158,515,021 series "A" convertible preferred shares, respectively, of Globe Telecom in exchange for 100% of the issued and outstanding capital stock of Islacom.

- On March 9, 2001, Globe Telecom filed its application with the Philippine SEC to increase its authorized capital stock from ₱5 billion to ₱11.25 billion to create additional common and preferred shares and to issue them to DTA and Asiacom as an exempt transaction under the Revised Securities Act in order to effect the share swap agreement (see Note 14). This application was approved by the Philippine SEC on June 2, 2001.

3. Summary of Significant Accounting Policies

Basis of Financial Statement Presentation
The financial statements have been prepared under the historical cost convention method and in accordance with accounting principles generally accepted in the Philippines.

Adoption of New Accounting Standards
The Company adopted SFAS 1 (revised 2000), Presentation of Financial Statements, SFAS 4 (revised 2000), Inventories, SFAS 13 (revised 2000), Net Income or Loss for the Period, Fundamental Errors and Changes in Accounting Policies, SFAS 22 (revised 2000), Cash Flow Statements, and SFAS 31, Segment Reporting, effective January 1, 2001.

Revenue Recognition
Net operating revenues include the value of all telecommunications services provided and are recognized when earned and stated net of the share of other foreign and local carriers, if any, under existing correspondence and interconnection agreements. Interconnection fees and charges are estimated based on agreed rates with the other foreign and local carriers and any unpaid amounts are shown as "Traffic Settlement Payables" in the balance sheets. Inbound revenues, included as part of net operating revenues, represent settlement received from telecommunications providers who sent traffic to the Company's network and any uncollected revenue is shown as "Traffic Settlement Receivables" in the balance sheets. Inbound revenues are estimated based on agreed inpayment accounting rates with other carriers.

Both the interconnection fees and charges and inbound revenues are accrued based on actual volume of traffic monitored by the Company from the switch. Adjustments are made on the accrued amounts for discrepancies between the amount accrued by the Company and the amount reported by the other carriers. These adjustments are recognized as they are determined and are mutually agreed to by the parties.

One-time registration fees received from certain mobile subscribers are included under "Net Operating Revenues". The related costs incurred in connection with the acquisition of subscribers, which exceed the one-time registration fees, are charged to operations. Subscriber acquisition costs, which primarily include commissions and handset subsidy, are charged to operations in the year in which they are incurred. Handset subsidy represents the difference between the book value of the handset and the selling price to a subscriber.

Installation fees received from landline subscribers are also credited to "Net Operating Revenues". The related labor cost on installation, which exceed the installation fees, are also charged to operations.

The Company initially recognizes the proceeds from sale of prepaid cards as deferred revenues and shown under "Accounts payable and accrued expenses" account in the liabilities section of the balance sheets. Revenue is realized upon actual usage of the airtime value of the card or expiration of the unused value of the card, whichever comes earlier, excluding the airtime value of free call cards given to dealers as promotional items. Interconnection fees and charges arising from the actual usage of free call cards are recorded as incurred.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and in banks and short-term cash investments with original maturities of three months or less from date of acquisition.

Allowance for Doubtful Accounts

The Company maintains an allowance for doubtful accounts at a level considered adequate to provide for potential uncollectible receivables. The level of this allowance is evaluated by management on the basis of factors that affect the collectibility of the accounts. A review of the age and status of receivables, designed to identify accounts to be provided with allowance, is made by the Company on a continuous basis.

Customers

Full allowance is provided for receivables from permanently disconnected subscribers. Permanent disconnections are made after a series of collection steps following non-payment of mobile and landline subscribers. As an overriding policy, the Company provides full allowance for residential and wireline business subscribers with outstanding receivables that are past due by 90 days and 150 days respectively. Additional provisions are made for accounts specifically identified to be doubtful of collection.

Traffic Settlement Receivables - net

A policy of providing full allowance is adopted for net international and national traffic settlement accounts which are not settled within 10 months from transaction date and after a review of the status of settlement with other carriers. Additional provisions are made for accounts specifically identified by the Company to be doubtful of collection.

Inventories and Supplies

Mobile handsets and accessories are stated at the lower of cost or net realizable value. Cost is determined by the moving-average method. Subscriber installation materials (SIM) and spare parts and others, included in Inventories and Supplies account, are stated at cost net of allowance for losses.

Allowance is provided for obsolescence and possible losses. Full obsolescence allowance is provided on mobile inventories when the inventory is non-moving for more than one year. An allowance for market decline is also provided equivalent to the difference between the cost and the net realizable value of inventories. When inventories are sold, the related allowance is reversed in the same period.

In 2001, the Company adopted the policy of providing full allowance for SIM that are non-moving for more than one year. A 50% provision is provided for SIM that are slow moving.

Property and Equipment
Property and equipment are carried at cost less accumulated depreciation and amortization and allowance for losses. Cost includes: (a) interest and other financing charges on borrowed funds used to finance the acquisition of property and equipment to the extent incurred during the period of installation, and (b) foreign exchange differentials (foreign exchange loss net of foreign exchange gain) arising from restatement to prevailing exchange rate of foreign currency-denominated liabilities related to the acquisition of property and equipment. Foreign exchange losses are no longer included as part of cost if the resulting carrying amount of the related fixed assets exceeds the lower of the replacement cost and the amount recoverable from the use or sale of the asset.

Projects under construction are transferred to the related property account when the construction or installation and related activities necessary to prepare the property for its intended use are complete and the property is ready for service.

Depreciation is computed using the straight-line method over the estimated useful lives of the assets. The foreign currency exchange differential capitalized as part of the cost of the property is depreciated over the remaining estimated useful life of the related property. Leasehold improvements are amortized over their useful lives or the period of the lease agreements, whichever is shorter. The average estimated useful lives of the property and equipment are as follows (in years):

Telecommunications equipment:	
Tower and mast	15
Switch	10-15
Outside plant	20*
Others	5-20*
Buildings	20
Leasehold improvements	5
Furniture, fixtures and equipment	5
Transportation equipment	5
Work equipment	3

* effective March 1, 2000 (see Note 2)

The cost of distribution dropwires is included under telecommunications equipment and is depreciated over five years.

Maintenance and repairs are charged to operations. Major renewals and improvements, which extend the lives of the equipment, are capitalized to the appropriate property and equipment accounts. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation and amortization are removed from the accounts and any resulting gain or loss is credited or charged to current operations.

The Company provides an allowance for probable losses on property and equipment resulting from its conduct of periodic physical count. An allowance for obsolescence is also provided based on the observed condition of the assets during the count.

Income Tax
Deferred tax assets and liabilities are recognized for: (a) the future tax consequences attributable to differences between the financial reporting bases of assets and liabilities and their related tax bases; and (b) net operating loss carryover (NOLCO). Deferred tax assets and liabilities are measured using the tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled and NOLCO is expected to be realized. A valuation allowance is provided when it is more likely than not that the tax benefits of temporary difference giving rise to deferred income tax assets will not be realized through income tax deductions in the near future.

Preoperating Expenses and Deferred Charges
Expenses incurred prior to the start of full commercial operations which have been capitalized (net of preoperating revenues) are amortized over a period of ten years from the start of regular commercial operations.

Pension Costs
The Company's pension expense is determined using the projected unit credit actuarial cost method. This method reflects services rendered by employees to the date of valuation and incorporates assumptions concerning employees' projected salaries. Actuarial valuation of the Company's pension plan is done annually. Unrecognized past service costs are amortized over the expected average future service years of the current plan members.

Borrowing Costs
Interest and other related financing charges on borrowed funds used to finance the acquisition of property and equipment to the extent incurred during the period of installation are capitalized as part of the cost of the property. The capitalization of these borrowing costs as part of the cost of the property (a) commences when the expenditures and borrowing costs are being incurred during the installation and related activities necessary to prepare the property for its intended use are in progress; and (b) ceases when substantially all the activities necessary to prepare the property for its intended use are complete. These costs are amortized using the straight-line method over the estimated useful lives of the related property.

Other borrowing costs are recognized as expense in the year in which they are incurred.

Foreign Currency Transactions
Transactions denominated in foreign currencies are recorded in Philippine Peso based on the exchange rate prevailing at the date of the transactions. Foreign currency denominated monetary assets and liabilities are stated at the exchange rate prevailing at balance sheet dates. Exchange gains or losses arising from the subsequent settlement or restatement of receivables and liabilities at exchange rates different from those at which the receivables or liabilities are recorded are credited or charged to current operations, except for those pertaining to foreign currency denominated liabilities related to the acquisition of property and equipment, which are added to or deducted from the carrying amount of the related property and equipment account.

Exposure Draft No. 37 (ED 37) (as revised) of the Accounting Standards Council (ASC), "The Effects of Changes in Foreign Exchange Rates", proposes certain restrictions in allowing the deferral or capitalization of foreign exchange differentials. Under the proposed standards, ED 37 will be effective on January 1, 2005.

73

Earnings (Loss) Per Share
Earnings (loss) per share is computed based on the weighted average number of shares outstanding during the period.

4. Receivables

This account consists of receivables from:

	2001	2000
	(In Thousand Pesos)	
Customers	**₱2,506,843**	₱2,418,462
Traffic settlements (see Notes 12 and 21)	**723,922**	830,302
Others	**77,041**	108,781
	3,307,806	3,357,545
Less allowance for doubtful accounts	**2,239,496**	2,206,579
	₱1,068,310	₱1,150,966

The Company's allowance for doubtful accounts as of December 31, 2001 and 2000 consists of ₱2,214.88 *million and* ₱2,179.68 *million for customers' accounts and* ₱24.62 *million and* ₱26.90 million for traffic settlements and others, respectively.

5. Inventories and Supplies

This account consists of:

	2001	2000
	(In Thousand Pesos)	
Handsets and accessories	**₱130,167**	₱42,184
Subscriber installation materials	**70,257**	135,247
Spare parts and supplies	**15,148**	13,530
	215,572	190,961
Less allowance for inventory losses, obsolescence and market decline	**29,835**	22,553
	₱185,737	₱168,408

6. Prepayments and Other Current Assets

This account consists of:

	2001	2000
	(In Thousand Pesos)	
Input value added tax	**₱823,178**	₱419,779
Others (Note 12)	**612,257**	362,477
	1,435,435	782,256
Less allowance for losses	**38,079**	121,204
	₱1,397,356	₱667,052

Other prepayments and other current assets include deferred charges on minimum corporate income tax (MCIT) amounting to ₱42.59 million in 2001 and can be claimed as tax credit against regular income tax until 2004. MCIT is computed at the rate of 2% of gross income.

The allowance for losses balance relates mainly to input value added tax amounting to ₱105.66 million which was reversed in April 2001 as a result of the recovery of the 1998 VAT refund applied amounting to ₱92.58 million that was received on March 8, 2001.

7. Property and Equipment

This account consists of:

	2001	2000
	(In Thousand Pesos)	
Telecommunications equipment and facilities	**₱23,987,069**	₱20,705,194
Furniture, fixtures and equipment	**515,915**	271,840
Building and leasehold improvements	**356,399**	313,116
Land	**123,197**	123,197
Transportation and work equipment	**104,721**	85,064
	25,087,301	21,498,411
Less accumulated depreciation and amortization and allowance for losses	**7,830,243**	5,369,987
	17,257,058	16,128,424
Projects under construction	**1,450,259**	1,107,333
	₱18,707,317	₱17,235,757

In 2000 and in 1999, the Company and its major suppliers entered into agreements which resulted to the following:

a. Extension by the suppliers of rebates on the cost of property and equipment and services previously purchased by the Company. The rebates were substantially adjusted against the cost of the related property and equipment.

b. Waiver by the suppliers of interest accruing on the past due accounts. Accrued interest waived by the suppliers was recorded as a reduction of the interest expense or adjusted against the cost of related property and equipment for previously capitalized interest.

c. Restructuring of the remaining liabilities after the effect of the rebates, waiver of interest and payments made by the Company.

Under the agreements, the outstanding liabilities are payable over a period of two years up to September 2002.

As discussed in Note 17, effective June 2001, the Company accounted for rebates as extraordinary income. The change was adopted to align the Philippine GAAP treatment for rebates with the US GAAP preferred treatment.

On April 2, 1998, Islacom entered into a Memorandum of Agreement (MOA) with LBNI, for the purchase of the microwave backbone transmission network of LBNI at a contract price of US$18.4 million. A downpayment was made equivalent to 20% of the contract price thereby leaving a balance of US$14.4 million due to LBNI. In 1999, Islacom and LBNI became involved in a dispute, in which both Islacom and LBNI raised alleged violations by the other party of the terms of the agreements entered into. Islacom had not used the microwave backbone transmission equipment and had no plans to put the equipment into service. In 1999, Islacom charged to operations the book value of the equipment.

On December 15, 2000, Islacom entered into a Compromise Agreement with LBNI to settle the dispute (see Note 2). The agreement stipulated among others, the obligations of Islacom to:

- Return to LBNI the equipment and frequencies,
- Reimburse costs incurred by LBNI for the operation and maintenance of the equipment amounting to ₱268 million,
- Pay actual damages of US$7 million representing sunk costs and losses incurred by LBNI by reason of the rescission of the MOA.

As stated in Note 2, DTA reimbursed Islacom for all expenses relating to the dispute with LBNI. These amounted to about ₱641 million and were converted to additional paid-in capital of Islacom.

On October 4, 2000, the Company sold certain condominium units, including parking slots, at the Abacus Financial Center to PCI Leasing and Finance, Inc. (PCILF) for a total consideration of ₱580 million. The sale resulted in a gain of about ₱7.5 million. On the same day, the Company entered into a Lease Agreement ("Agreement") with PCILF covering the same property for a period starting from October 5, 2000 to August 29, 2005. The Agreement stipulates, among others, for the payment by the Company to PCILF amounting to ₱116 million as guaranty deposit prior to the start of the lease (see Note 8). Lease payments in 2001 amount to ₱9.0 million per month for the first quarter, ₱8.2 million for the second quarter, ₱8.1 million for the third quarter and ₱8.3 million for the fourth quarter. Lease payments are reviewed and adjusted quarterly.

The Agreement also stipulates that the lease is irrevocable for the full term thereof and the Company's obligation to pay the aggregate rent for the full term is unconditional and shall not abate by reason of loss or damage to the leased property. The Company agrees to pay PCILF the stipulated loss value of the leased property computed as of the rent payment date. The Company has no option to purchase or otherwise acquire title to or ownership of the leased property during the entire lease term and shall have only the right to use the property.

On December 10, 2001, the Abacus Financial Center was renamed to Globe-Isla Plaza.

8. Other Assets

This account consists of:

	2001	2000
	(In Thousand Pesos)	
Preoperating expenses and deferred charges - net	₱396,400	₱471,876
Rental deposits and others (see Notes 7 and 19)	153,919	168,291
	₱550,319	₱640,167

9. Notes Payable

This account consists of foreign currency denominated loans obtained from the following banks:

	2001	2000
	(In Thousand Pesos)	
Chase Manhattan International Finance, Ltd. and Westdeutsche Landesbank Gironzontrale	₱–	₱2,649,470
Citibank, NA	–	497,125
	₱–	₱3,146,595

Chase Manhattan International Finance, Ltd. and Westdeutsche Landesbank Gironzontrale
The loans from Chase Manhattan International Finance, Ltd. and Westdeutsche Landesbank Gironzontrale (the Banks) represent the proceeds from the short-term credit facility totalling US$80.0 million. Under the terms and conditions of the agreement, the loans are secured by a corporate guarantee from Deutsche Telekom AG (DT). The loan was repaid on May 16, 2001.

Citibank, NA
The loan from Citibank was paid on November 16, 2001.

The principal amount of the notes payable bears interest at prevailing market rates on December 31, 2000, as follows:

Chase Manhattan International Finance, Ltd. and Westdeutsche Landesbank Gironzontrale	7.2%
Citibank, NA	9.1%

Interests on the loans are paid as these become due. Accrued interest payable on the above loans amounted to ₱5.7 million as of December 31, 2000 and is shown as part of the "Accounts Payable and Accrued Expenses" account in the balance sheets (see Note 10).

10. Accounts Payable and Accrued Expenses

This account consists of:

	2001	2000
	(In Thousand Pesos)	
Accounts payable (see Notes 12 and 23)	₱1,070,377	₱993,984
Accrued expenses (see Notes 9,14 and 20)	1,189,859	1,243,402
Traffic settlements (see Notes 12 and 21)	857,540	1,119,797
Accrued project costs (see Note 19c)	169,376	43,399
Deferred revenues	52,423	31,816
	₱3,339,575	₱3,432,398

11. ***Due to Foreign Suppliers***

This account consists of amounts due to foreign suppliers for billed goods and services (see Note 21):

	2001	2000
	(In Thousand Pesos)	
Siemens Aktiengesellschaft (Siemens AG)	**₱363,223**	₱1,613,716
Alcatel SEL Aktiengesellschaft (Alcatel)	**42,191**	205,295
Q-Telecell GmbH	**19,638**	24,235
Strategic Solutions	**14,621**	14,140
Digital Microwave Corporation	**10,500**	10,154
Lucent Technologies, Inc. (Lucent)	**1,085**	788,440
Others	**2,296**	1,433
	453,554	2,657,413
Less current portion	**443,054**	2,615,105
	₱10,500	₱42,308

The Company, in compliance with the requirements of its PAs as a CMTS and IGF operator, entered into contracts with foreign suppliers subject to certain terms and conditions as mutually agreed upon by the parties:

a. On February 23, 1996, as amended, with Lucent for the installation of about 350,000 fixed line telephone connections. The first and second phases of this contract comprise about 120,000 lines for a contract amount of US$176.0 million, as revised.

b. On July 13 and 18, 1996, with Siemens AG and Siemens, Inc. for the installation of about 350,000 fixed line telephone connections and outside plant network, respectively. The first and second phases of these contracts comprise about 208,000 lines for a contract amount of US$232.0 million, as revised.

c. On May 9, 1997, with Alcatel for the supply and installation of 72 base transceiver stations and 8 base station controllers relating to Stage 3 of the global system for mobile communications (GSM) project for a contract amount of US$39.0 million, as revised.

d. On June 2, 1997, as amended, with Krone for the supply and installation of 32,550 wireless local loop lines with 42 units base station telecell for a contract amount of US$29.5 million, as revised.

e. On November 28, 1997, with Siemens for the supply of equipment and related services covering the GSM Network Expansion Program, covering, but not limited to: base station subsystem, mobile service switching center, visitor location register, home location register and operation systems.

f. On December 12, 2000, with Q-Telecell Philippines, Inc. for the supply of services and Q-Telecell GmbH for the supply of equipment to obtain telephone coverage in 85 municipalities for a contract amount of ₱120 million and US$7.6 million, respectively (see Note 19c).

g. In 2000, the Company obtained the services of Ericsson Radio Systems AB for the supply of a mobile telephone system for a contract amount of US$1.1 million (see Note 19c). On September 10, 2001, both parties signed the supply contract covering the services obtained in 2000.

h. On September 7, 2001, with Ericsson Telecommunications, Inc. to perform the identification and negotiations for the purchase or lease of new sites, the preparation of the sites and the installation, testing and commissioning of the mobile telephone system composed of hardware and related software for the project for a contract amount of US$3.6 million.

The amounts due to these foreign suppliers, as mentioned in letters a to e, bear interest based on LIBOR US dollar rate plus a margin ranging from 1% - 3% per annum.

---

12. **Related Party Transactions**

The Company, in the regular conduct of business, enters into transactions with its principal shareholders and certain affiliates involving the following:

<u>Transactions with Globe Telecom</u>
In 2001, the Cómpany entered into an Omnibus Intercompany Services Agreement (Agreement) with Globe Telecom that covers the significant intercompany arrangements between the Company and Globe Telecom including the following:

(a) Facilities outsourcing services arrangement whereby both parties mutually agree to provide, install and maintain or make available necessary network resources and facilities to each other to benefit both networks' subscribers. For the facilities outsourcing services rendered by each party to the other, the parties agreed to pay each other capacity provisioning and utilization fees. For the year ended December 31, 2001, the aggregate capacity provisioning fee credited to operations amounted to ₱1,004.82 million while the aggregate capacity utilization fee charged to operations for the year ended December 31, 2001 amounted to ₱31.71 million.

(b) Management support services agreement under which Globe Telecom renders general management and support services for a fee. Management fees charged by Globe Telecom amounted to ₱134.61 million in 2001.

The Agreement also provided for (a) a co-location agreement where both parties give each other access and co-location to cell sites and other facilities subject to co-location fees that largely shared on an equal basis, (b) a licensing agreement allowing the limited use of each other's brands, trademarks, proprietary products and processes, and other intellectual properties and (c) dealership under which each party appoints the other as its dealer to sell and market its existing and future cellular mobile and fixed network telephone services to the public through their respective network centers and dealers. There were no licensing arrangements in 2001 while balances arising from dealership and co-location were not material.

In addition, the Company has transactions with Globe Telecom in the ordinary course of business arising from Traffic Settlements and lease of certain telecom facilities and equipment. The net receivable from Globe Telecom from these transactions amounted to ₱236.33 million as of December 31, 2001.

Due to Affiliates

This account consists of:

	2001	2000
	(In Thousand Pesos)	
Loan from DeTe Asia GmbH	₱–	₱11,997,578
Payables to DT:		
Loan	1,587,052	1,655,184
Technical fees	4,399	539,836
Advances for the purchase of property and equipment	–	633,134
	1,591,451	14,825,732
Less current portion	816,101	–
	₱775,350	₱14,825,732

Loan from DTA

On December 10, 1999, the BSP approved the availment by the Company of a US$240.0 million loan from DTA, a major stockholder. A portion of the proceeds of such loan amounting to US$182.2 million was used in 1999 to settle a portion of the Company's past due obligations to its suppliers (see Note 7). An additional amount of US$31.6 million was paid to the suppliers in 2000. The balance of US$26.2 million was used to finance the Company's working capital requirements.

The BSP approval requires that the above loan, with original maturity on December 31, 2000 and interest rate at 100 basis points over 3 months LIBOR, shall not be paid upon maturity but shall be converted into DTA's equity in the entity arising from the proposed combination between the Company and Globe Telecom, as may be allowed under existing laws, rules and regulations (see Note 2).

On February 28, 2001, the US$240.0 million (₱11.6 billion) loan from DTA was converted into DTA's equity in the Company following the approval of the NTC of the share swap transaction (see Note 2).

Payables to DT:

Loan

The Company obtained a total of US$30 million emergency loan from DT (US$28.9 million in March 1999 and US$1.1 million in January 2000) which bears interest at the 6 months LIBOR US dollar rate plus a margin of 2%, and is payable on July 31, 2001. The repayment dates were extended to July 1, 2002 for the first US$15 million and June 30, 2003 for the second US$15 million.

Advances for the Purchase of Property and Equipment

On July 10, 1998, the Company also obtained non-interest bearing cash advances from DT amounting to US$12.7 million for the acquisition of property and equipment. This was due and paid on September 2001.

Technical Fees
The Company and DT entered into a Technical Assistance Agreement (Agreement) whereby DT will provide, for a fee, technical advisory services relating to financial, billing and information management systems and planning services; personnel services; regulatory planning; and marketing research services to enable the Company to comply with its PAs and Certificates of Public Convenience and Necessity. DT subsequently assigned all its rights, title, interests, duties and obligations in the Agreement to Consultancy by Technicus Corporation (C by T) with the conformity of the Company. Technical fees charged to operations amounted to ₱43.4 million and ₱72.3 million in 2001 and 2000, respectively.

Interconnection Income
The Company has interconnection agreements with STI and DT. Interconnection toll income earned from STI amounted to ₱11.47 million and ₱33.37 million for the years ended December 31, 2001 and 2000, respectively. The net receivable balance arising from these transactions as of December 31, 2001 and 2000 amounted to ₱1.24 million and ₱6.81 million, respectively. Transactions with DT resulted to interconnection income of ₱11.39 million and ₱19.67 million for the years ended December 31, 2001 and 2000, respectively, and the net traffic settlement receivable amounted to ₱9.84 million in 2001 and ₱10.05 million in 2000.

13. Stockholders' Equity

The capital stock account consists of:

	(In Thousand Pesos)
Capital stock:	
Class "A" - ₱1 par value	
Authorized - 1,492.000,000 shares	
Issued - 1,000,000.000 shares	₱1,000,000
Class "B" - ₱1 par value	
Authorized - 1,000.000,000 shares	
Issued – 720,000,000 shares	720,000
Class "C" - ₱0.10 par value	
Authorized and issued - 80,000,000 shares	8,000
	₱1,728,000

All shares have the same rights and privileges, except that only Philippine nationals, as defined by Philippine Law, shall be qualified to acquire, own or hold Class "A" and "C" shares.

On January 19, 2001, the BOD of the Company approved the plan for a quasi-reorganization with the objective of eliminating the Accumulated Deficit as of February 28, 2001 amounting to ₱13,270,223,935, by offsetting against the Company's Additional Paid-in Capital.

On May 8, 2001, the SEC approved the Company's plan for a quasi-reorganization. Accordingly, the Company's Stockholders' Equity as of December 31, 2001 was adjusted to reflect the effect of the quasi-reorganization.

In May 2001, AC, STI and DTA pledged, in accordance with the Agreement to Subscribe (Agreement), equity infusion of $155 million to Islacom. Under this Agreement, the equity funding shall be provided to Globe Telecom specifically as a pass-through equity, for Globe Telecom to invest in Islacom to fund the latter's capital and operating requirements. As of December 31, 2001, ₱6,894.96 million has been contributed by Globe Telecom as additional paid-in capital to Islacom.

14. Pension Plan

The formal adoption of a noncontributory, defined benefit pension plan covering substantially all of the Company's employees is still subject to the approval of the Company's BOD. Retirement expense amounted to ₱20.7 million in 2001 and ₱21.0 million in 2000. Based on the actuarial estimates performed by an independent actuary as of December 31, 2001, computed using the projected unit credit cost method, the unfunded actuarial accrued liability amounted to ₱21.5 million. The principal actuarial assumptions used to determine retirement costs were a salary increase of 10% per year and an investment rate of return of 12% per annum.

On May 6, 2000, the BOD approved a resolution implementing a Voluntary Resignation Program (VRP). As of December 31, 2000, there were 272 employees who availed of the program at a total cost of ₱61.5 million.

On January 19, 2001, the BOD approved the proposed staff reduction and reorganization program in preparation for the integration of the Company's operations with Globe Telecom.

In March 2001, the Company implemented the second round of the VRP. There were 369 employees who availed of the program at a total cost of ₱80.5 million. The Company has 421 employees as of December 31, 2001.

The Company's VRP constitutes a curtailment. A curtailment occurs when there is a significant reduction in the number of employees covered by a plan or when an element of future service in respect of existing employees will no longer qualify for benefits. An immediate recognition of any resulting increase in the Company's retirement benefit cost and any resulting gain should be recognized as income in the period in which the curtailment occurs. The gain on plan curtailment amounted to ₱9.1 million in 2001.

15. Operating Cost and Expenses

SFAS No. 1 "Presentation of Financial Statements", as revised, requires presentation of an analysis of expenses, either in the face of the income statement or in the notes to the financial statements. The operating cost and expenses account consists of:

	2001	2000
	(In Thousand Pesos)	
Repairs and maintenance	**₱520,617**	₱443,559
Rent	**450,553**	293,338
Cost of sales	**376,135**	483,799

(Forward)

	2001	2000
	(In Thousand Pesos)	
Selling, advertising and promotion	₱320,630	₱119,101
Staff costs	185,473	428,914
Utilities, supplies and other administrative expenses	136,696	148,126
Services and others	562,614	981,056
	₱2,552,718	₱2,906,493
Number of employees at end of year	421	958

Cost of sales represents mainly cost of handsets, phonekits and accessories while services and others include professional and management fees, securities and other contractual services and taxes and licenses.

16. Income Taxes

The components of the deferred tax assets and liability are as follows:

	2001	2000
	(In Thousand Pesos)	
Current:		
Deferred tax assets on:		
Allowance for doubtful accounts	₱716,639	₱706,105
Unrealized net foreign exchange losses	128,608	328,206
Provision for other probable losses	58,053	215,743
Allowance for decline in value of inventories	9,547	7,217
NOLCO	2,217,790	2,834,568
	3,130,637	4,091,839
Less valuation allowance	3,130,637	4,091,839
Net current deferred tax assets	₱–	₱–
Noncurrent:		
Deferred tax assets on:		
Unamortized pension cost	₱8,513	₱14,478
Allowance for probable losses on property and equipment	137,592	90,880
	146,105	105,358
Less valuation allowance	146,105	105,358
Net noncurrent deferred tax assets	₱–	₱–
Deferred tax liability on future non-deductible depreciation on capitalized realized foreign exchange losses - net	₱–	₱436,278

In 2001, the net deferred tax liability was reversed with the alignment of the tax reporting method for foreign exchange differentials with the financial reporting method. Under the financial reporting method and the new tax reporting method, capitalized foreign exchange losses are claimed as deduction through the depreciation over the remaining useful lives of the assets. Previously, for tax reporting purposes, capitalized foreign exchange losses were deducted from taxable income only when realized, that is, upon settlement of the related foreign currency denominated liability. As a result of this change, the net deferred tax liability amounting to ₱436.3 million set up in prior years for the difference between tax and financial reporting was reversed.

The reconciliation of benefit from income tax computed at the statutory tax rates to the provision for (benefit from) income tax reported in the statements of income and deficit follows:

	2001	2000
	(In Thousand Pesos)	
Provision at the statutory tax rates	**(₱752,655)**	(₱1,912,187)
Add (deduct):		
Tax effect of:		
Interest income subjected to lower tax rates	**(27,516)**	(5,108)
Change in valuation allowance	**(920,455)**	2,440,910
Others	**1,264,348**	(136,698)
	(₱436,278)	₱386,917

The tax effect of the Company's NOLCO are as follows:

	2001	2000
	(In Thousand Pesos)	
1998	**₱–**	₱698,401
1999	**924,583**	924,583
2000	**1,187,186**	1,211,584
2001	**106,021**	–
	₱2,217,790	₱2,834,568

17. Change in Accounting Policy for Rebates

In June 2001, the Company changed its method of accounting for rebates on the cost of property and equipment from suppliers (Note 7). The adoption of the new method is to align the Company's accounting with the US GAAP preferred treatment of recognizing these rebates as extraordinary items in the context of the debt restructuring agreed with the suppliers. The gain on debt extinguishment represents the difference between the undiscounted nominal value of future cash flows (interest and principal) versus the carrying value of the restructured debt. The adjustment of ₱2,646.14 million were taken up as extraordinary income reported as cumulative effect of change in accounting policy in the Company's 2001 income statement. The impact of the said adjustment on income taxes are the reversal of a portion of the deferred income tax asset of ₱698.4 million related to the Company's NOLCO which was decreased by ₱2,183 million as a result of the additional income reflected from the rebates and additional deferred tax asset related to the future interest cost. Consequently, the related valuation allowance on the deferred income tax asset on the NOLCO was also reversed.

Pro forma information, which assumes that the rebates were accounted for as extraordinary items in 2001 and 2000, is presented below:

	2001	2000
	(In Thousand Pesos)	
Loss before benefit from (provision for) income tax	(₱2,352,047)	(₱5,721,878)
Benefit from (provision for) income tax	436,278	(386,917)
Net loss	(₱1,915,769)	(₱6,108,795)
Loss per share	(₱1.06)	(₱3.39)

18. **Earnings (Loss) Per Share**

Earnings (loss) per share amounts were computed as follows:

	2001	2000
	(In Thousand except for per share amount)	
a. Net income (loss)	₱730,367	(₱6,362,500)
b. Weighted average number of outstanding shares	1,800,000	1,800,000
c. Earnings (loss) per share (a/b)	₱0.41	(₱3.53)

19. ***Agreements and Commitments***

a. The Company has existing interconnection and international roaming agreements with various foreign telecommunication companies. These agreements provide for, among others, the sharing of toll revenues derived from the use of the facilities of these companies.

   Pursuant to Executive Order (EO) No. 59, the Company has existing interconnection agreements with various domestic carriers, under certain terms and conditions, for the interconnection of the Company's nationwide CMTS, IGF, local exchange and paging system. Under the agreements, the Company is subject to certain interconnection and access charges.

   EO No. 59 and its implementing guidelines issued on February 24 and July 23, 1993, respectively, prescribe the compulsory interconnection of authorized public telecommunications carriers in order to create a universally accessible and fully integrated nationwide telecommunications network and thereby encourage greater private sector investment in telecommunications.

b. The Company leases certain office and business centers, switching centers and base transceiver station cell sites under various lease agreements for periods of one to eight years, renewable upon mutual agreement of the contracting parties. The agreements generally require certain amounts of security deposits and advance rentals which are shown as part of the "Other Assets" account in the balance sheets. Total lease expense for the year ended December 31, 2001 and 2000 amounted to about ₱450.55 million and ₱290.00 million, respectively. The aggregate rental commitments on these existing lease agreements amount to about ₱856.46 million as of December 31, 2001.

c. In compliance with the requirements of the licenses granted to the Company mentioned in Note 1, the Company has commissioned various suppliers for the roll-out of its telecom facilities. Billings will be based on the progress of the project installation or construction. While the construction is in progress, the Company accrues the project costs based on the billings received. When the installation or construction is completed and the property is ready for service, the balance of the related purchase orders is accrued. Total accrued project costs on major supply contracts as of December 31, 2001 amounted to about ₱53.45 million (see Note 10). Aside from these accrued project costs, the Company is committed to incur about ₱298.89 million representing expected future payments on on-going projects. The settlement of these liabilities are dependent on the related financing terms obtained for these projects (see Note 11).

d. The Company has an agreement to purchase certain of Tycom Asia Networks, Ltd's (Tycom) investment in shares of stock of C2C Holdings Pte. Ltd. in December 2001. The purchase transaction is pending the completion of the requirements set forth in the said agreement.

20. Contingencies

The Company is contingently liable for various claims arising in the ordinary conduct of business and certain tax assessments which are either pending decision by the courts or are being contested, the outcome of which are not presently determinable. In the opinion of management and legal counsel, the eventual liability under these claims, if any, will not have a material or adverse effect on the Company's financial position and results of operations.

In addition, the Company is party to Civil Case No. Q-00-42221 entitled "Isla Communications Co., Inc. et. al. versus National Telecommunications Commission (NTC), et. al." before the Regional Trial Court of Quezon City by virtue of which the Company, together with other cellular operators, sought and obtained a preliminary injunction against the implementation of NTC Memorandum Circular No. 13-6-2000. NTC Memorandum Circular No. 13-6-2000 sought, among others, to extend the expiration of prepaid cards to two (2) years. On October 25, 2001, the Company received a copy of the decision of the Court of Appeals (CA) ordering the dismissal of the case before the Regional Trial Court of lack of jurisdiction, but without prejudice to the cellular companies' seeking relief before the NTC which the CA claims had jurisdiction over the matter. On November 7, 2001, the Company filed a Motion for Reconsideration. As of January 22, 2002, the Company has not yet officially received a copy of the decision from the CA. If the CA denies the Company's motion, such a decision would still not be immediately final and executory and cannot be implemented as the Company has a number of remedies available to it. In the event, however, that the Company is not eventually sustained in its position and NTC Memorandum Circular No. 13-6-2000 is implemented in its current form, the Company would probably incur additional cost for carrying and maintaining prepaid subscribers in its network.

21. Foreign Currency-Denominated Monetary Assets and Liabilities

The Company's foreign currency denominated monetary assets and liabilities and their peso equivalent follow:

	2001		2000	
	(In Thousands)			
	US Dollar	Peso Equivalent	US Dollar	Peso Equivalent
Assets				
Cash and cash equivalents	$3,035	₱156,879	$2,870	₱143,484
Traffic settlement receivables	1,456	75,261	2,561	128,032
	4,491	232,140	5,431	271,516
Liabilities				
Notes payable	–	–	62,944	3,146,595
Traffic settlement payables	387	20,004	2,130	106,490
Accounts payable and accrued expenses	6,896	356,454	2,991	149,517
Due to foreign suppliers	8,775	453,554	53,159	2,657,413
Due to affiliates	30,788	1,591,432	296,574	14,825,732
	46,846	2,421,444	417,798	20,885,747
Net foreign currency denominated liabilities	$42,355	₱2,189,304	$412,367	₱20,614,231

As a result of the translation of these foreign currency denominated assets and liabilities, the Company reported net foreign exchange revaluation gains of ₱180.68 million in 2001 and net foreign exchange revaluation losses of about ₱3,801.1 million in 2000.

Foreign exchange differentials attributed to the restatement of foreign currency denominated liabilities used to finance the acquisition and installation of property and equipment consisted of foreign exchange gains amounting to ₱162.88 million in 2001 and foreign exchange losses amounting to ₱2,900 million in 2000. These foreign exchange differentials were added to or deducted from the cost of the appropriate property and equipment accounts (see Note 7). The foreign exchange differentials arising from restating foreign currency denominated accounts other than those relating to the liabilities/borrowed funds attributed to financing the capital projects were credited or charged to current operations.

22. Reporting Segments

The ASC issued Statement No. 31 "Segment Reporting", effective for financial statements beginning on or after January 1, 2001. This Statement requires that a public business enterprise report financial and descriptive information about its reportable segments. Operating segments are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision-maker in deciding how to allocate resources and in assessing performance. Generally, financial information is required to be reported on the basis that is used internally for evaluating segment performance and deciding how to allocate resources to segments. The Company derives its revenues from the following reportable services:

Cellular Services (CMTS) - represent cellular telecommunications services of the Company that allow subscribers to make and receive local, domestic long distance and international long distance calls to and from any place within the coverage area. The Company's revenues principally consist of one-time registration fees, fixed monthly service fees, revenues from value added services such as text messaging, proceeds from sale of subscriber identity module (SIM) cards and other phone accessories and per minute airtime and toll fees for basic services which vary based primarily on the monthly volume of calls, the network on which the call terminates and the time at which the call is placed.

Fixed Line Services (LEC) - represent fixed line telecommunications services of the Company in its service areas in Regions VI, VII, and VIII which offers subscribers local, domestic long distance and international long distance services including a number of value-added services. Revenues consist principally of fixed monthly basic fee for service and equipment, one-time fixed line service connection fee, and toll fees for domestic and international long distance calls.

Carrier Business (International and National Long Distance Services) - represent international and national long distance services of the Company. The Company offers international long distance services between the Philippines and over 200 countries. The Company routes all international calls from its cellular and fixed line subscribers through its own international gateway. This service generates revenues from both inbound and outbound international call traffic. The outbound call revenues are based on per minute toll fees, which vary based primarily on the type of service, such as direct dial or operator assisted, and the time and destination of the call. Inbound revenues represent settlement payments based on agreed international settlement rates with foreign telecommunications providers who send international traffic to the Company's international gateway facilities. These payments are based upon individual international accounting rate agreements that the Company negotiates with foreign telecommunications providers. Revenues from national long distance services are generated from charges billed for every minute of call outside of local service areas but within the Philippines.

The Company measures performance based on EBIT (earnings before income tax).

The Company's segment information in 2000 and 2001 reported under Philippine GAAP are as follows (in thousands):

2000	CMTS	LEC	CBG	Others (a)	Total
Revenues	₱383,777	₱875,823	₱637,889	₱14,153	₱1,911,642
Operating expenses	1,224,831	1,544,568	77,621	816,950	3,663,970
EBITDA	(841,054)	(668,745)	560,268	(802,797)	(1,752,328)
Depreciation and amortization	558,932	1,554,965	19,407	150,716	2,284,020
Income (loss) from operations	(1,399,986)	(2,223,710)	540,861	(953,513)	(4,036,348)
Other charges (income) –net	586,836	522,261	(24,246)	854,384	1,939,235
Net income (loss) before provision for income tax	(1,986,822)	(2,745,971)	565,107	(1,807,897)	(5,975,583)
Provision for income tax	–	–	–	386,917	386,917
Net income (loss)	(₱1,986,822)	(₱2,745,971)	₱565,107	(₱2,194,814)	(₱6,362,500)
Segment assets	₱4,603,203	₱14,583,184	₱819,343	₱277,064	₱20,282,794
Segment liabilities	₱7,155,901	₱12,764,596	₱1,423,922	₱3,453,997	₱24,798,416

2001	CMTS	LEC	CBG	Others (a)	Total
Revenues	₱1,588,926	₱905,398	₱144,057	₱1,030	₱2,639,411
Operating expenses	1,305,986	795,380	108,784	447,493	2,657,643
EBITDA	282,940	110,018	35,273	(446,463)	(18,232)
Depreciation and amortization	514,219	1,539,260	4,109	27,341	2,084,929
Operating income (loss)	(231,279)	(1,429,242)	31,164	(473,804)	(2,103,161)
Other charges (income) – net	111,017	173,340	(9,258)	(26,213)	248,886
Net income (loss) before benefit from income tax and cumulative effect on change in accounting policy	(342,296)	(1,602,582)	40,422	(447,591)	(2,352,047)
Benefit from income tax	–	–	–	436,278	436,278
Net income (loss) before cumulative effect of change in accounting policy	(342,296)	(1,602,582)	40,422	(11,313)	(1,915,769)
Cumulative effect of change in accounting policy	689,787	2,088,586	–	(132,237)	2,646,136
Net income (loss)	₱347,491	₱486,004	₱40,422	(₱143,550)	₱730,367
Segment assets	₱5,939,981	₱16,551,230	₱796,963	₱426,056	₱23,714,230
Segment liabilities	₱2,396,232	₱2,168,396	₱65,117	₱754,835	₱5,384,580

(a) Includes Corporate Group which represents support services that cannot be directly identified with any of the revenue generating services.

23. Reclassification of Certain Accounts

Certain comparative figures have been reclassified to conform with the current years' presentation.

24. Notes to Cash Flow Statements

The principal non cash transaction for 2001 relates to conversion of debt to equity amounting to ₱11.6 billion and the principal non cash transactions for 2000 are conversion of debt to equity amounting to ₱594 million, reduction in property and equipment for rebates extended by foreign suppliers amounting to ₱324 million, additional liability to suppliers arising from acquisitions of property and equipment amounting to ₱278 million and interest capitalization to property and equipment amounting to ₱17 million.

89

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Globe Telecom Inc.

By: [signature]
Name: Delfin C. Gonzalez, Jr.
Title: Chief Financial Officer

Date: April 25, 2002